
13001090






Susquehanna

SUSQUEHANNA BANCSHARES, INC.

2012 ANNUAL REPORT







WELCOME TO SUSQUEHANNA.

Susquehanna Bancshares, Inc. is a financial services holding company operating primarily in the Mid-Atlantic region. Its primary subsidiary is Susquehanna Bank, which serves consumers and businesses through 261 branch offices in Pennsylvania, New Jersey, Maryland and West Virginia. In addition, the Susquehanna Wealth Management family of companies includes Valley Forge Asset Management Corp., Susquehanna Trust & Investment Company and Stratton Management Company. Susquehanna Bancshares also owns an insurance and employee benefits company, The Addis Group LLC, and a vehicle leasing company, Hann Financial Service Corp.



DILUTED EARNINGS PER SHARE
$0.08
0.09
0.12
0.12
0.14
0.20
0.20
0.23
2011 Q1
Q2
Q3
Q4
2012 Q1
Q2
Q3
Q4
$9.35
8.00
5.46
8.38
9.88
10.28
10.45
10.48
MARKET PRICE PER SHARE

FINANCIAL SUMMARY

$ in millions, except per share data	2012	2011	2010
ASSETS	**$18,038**	$14,975	$13,954
LOANS AND LEASES	**$12,895**	$10,448	$9,633
DEPOSITS	**$12,580**	$10,290	$9,191
SHAREHOLDERS' EQUITY	**$2,596**	$2,190	$1,985
NET INCOME	**$141**	$55	$16
DILUTED EARNINGS PER SHARE	**$0.77**	$0.40	$0.13
TANGIBLE BOOK VALUE PER SHARE*	**$6.88**	$7.28	$7.18
CASH DIVIDENDS PER SHARE	**$0.21****	$0.08	$0.04
MARKET PRICE PER SHARE (AT DEC. 31)	**$10.48**	$8.38	$9.68
RETURN ON AVERAGE ASSETS	**0.81%**	0.38%	0.23%
RETURN ON AVERAGE TANGIBLE EQUITY*	**12.03%**	6.01%	3.69%
NET INTEREST MARGIN	**4.01%**	3.60%	3.67%
EFFICIENCY RATIO*	**60.37%**	66.83%	64.62%
NET CHARGE-OFFS/ AVG. LOANS & LEASES	**0.55%**	1.16%	1.46%
NON-PERFORMING ASSETS/LOANS, LEASES & FORECLOSED REAL ESTATE	**0.96%**	1.88%	2.23%

Statements contained in this annual report that are not historical facts are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding loan and deposit growth, net interest margin, new products and services, and strategic objectives. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by Susquehanna Bancshares, Inc. with the Securities and Exchange Commission from time to time.

**Non-GAAP financial measure. Reconciliations of these non-GAAP and GAAP measurements can be found in Part II, Item 6, "Selected Financial Data" of our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2012*

***Does not include $0.07 first quarter 2013 dividend that was accelerated and paid in fourth quarter 2012.*

DEAR VALUED SHAREHOLDERS,

Susquehanna Bancshares marked its 30th anniversary as a holding company in 2012 with a year of strategic growth and transition that yielded strong performance.

Our results illustrate the success we achieved with respect to each of the strategic objectives we outlined for the year. We continued to drive improvements in credit quality; successfully completed the integration of Tower Bancorp, Inc.; generated solid organic loan and core deposit growth, as well as overall revenue growth; and significantly improved profitability and shareholder dividends.

Net income for 2012 was $141 million, or $0.77 per share, compared to $55 million, or $0.40 per share, in 2011—an increase in earnings per share of 93%.

Susquehanna's success stems from our ability to strike the right balance that sets us apart in the financial services landscape. We have grown to become the 35th largest commercial bank in the United States, yet we balance this size and scale with a regional approach to offer customers the personalized service of a community bank. We balance local decision-making with centralized back-office operations for greater efficiency. We complement traditional banking products with the valuable services of our other financial subsidiaries. We serve stable rural communities, growing suburbs and some of the largest metropolitan regions in the country.

In an industry challenged by stalled economic growth and swiftly-changing regulations, our ability to strike the right balance gives us a strong foundation to build momentum and succeed.

With that in mind, I'd like to review our achievements related to each of the strategic objectives we outlined for 2012.

CONTINUED IMPROVEMENT IN CREDIT QUALITY

The steady improvement we saw in credit quality throughout the year is a testament to the work of our credit and lending teams.

Non-accrual loans were $98 million at year-end, down from $156 million in fourth-quarter 2011. At year-end 2012, the ratio of non-performing assets as a percentage of loans, leases and foreclosed real estate was 0.96%, compared to 1.88% a year earlier.

Net charge-offs as a percentage of average loans and leases was 0.55% for 2012, compared to 1.16% for 2011.

As a result of these improving credit quality metrics, we were able to significantly reduce the amount we set aside for loan and lease losses, from $110 million in 2011 to $64 million in 2012. Nevertheless, we continue to maintain a strong reserve, with our allowance of $184 million at year-end 2012 representing 1.43% of total loans and leases and 188% of nonaccruals.

Our teams will continue their focus on credit quality as we work to accelerate growth in our loan portfolio in 2013 and going forward.


NON-PERFORMING ASSETS / LOANS, LEASES, & OREO
2.49%
2.26
1.95
1.88
1.35
1.26
1.16
0.96
2011
Q1
Q2
Q3
Q4
2012
Q1
Q2
Q3
Q4
1.42%
1.33
0.96
0.95
0.44
0.65
0.62
0.50
NET CHARGE-OFFS / AVERAGE LOANS & LEASES

SUCCESSFUL INTEGRATION OF TOWER BANCORP, INC.

The second of our major objectives for 2012 was the integration of Tower Bancorp, Inc., which we acquired on February 17, 2012. However, to truly put this into perspective, it's important to consider that this merger followed quickly after our acquisition of Abington Bancorp, Inc., in October 2011.

With these two integrations, we converted more than 200,000 accounts, including $2.6 billion in loans and $2.9 billion in deposits, as well as $443 million in assets under management associated with Tower's wealth management operation.

We combined Tower and Abington's 69 offices with our own branch network, consolidating branches in close proximity for improved efficiency. The result is a network of 261 Susquehanna Bank offices in the Mid-Atlantic region. We strengthened our core market in central Pennsylvania and added critical mass in the greater Philadelphia area, where we now operate more than 60 branches with over $3 billion in deposits. These acquisitions roughly doubled our company's presence in the Philadelphia region.

In addition, we achieved our cost savings goal of $58 million from the two acquisitions and reductions in expenses in our core Susquehanna operations.

I think it's also important to note that since our most recent merger, we have accomplished an effective integration of people and best practices from both companies. The collaboration we have achieved is evident both in our results from last year and in the strategic direction we've outlined for the next few years. I am pleased to see the focus that everyone on our team has on the collective goals of the company, to advance the best interests of our customers, shareholders and the communities we serve.


EFFICIENCY RATIO
65.28%
68.26
67.44
66.34
61.39
60.21
58.98
60.96
2011
Q1
Q2
Q3
Q4
2012
Q1
Q2
Q3
Q4
NET INTEREST MARGIN
3.63%
3.62
3.58
3.59
3.94
4.10
3.92
4.06

GROWTH IN LOANS, DEPOSITS AND REVENUE

Our third strategic goal for 2012 was to generate growth in loans, deposits and revenue. Looking at year-over-year results, we would expect to see a significant increase in loans and deposits due to the Tower acquisition. So I'd like to focus on our results excluding the loans and deposits acquired as part of the merger. This is where we see the reflection of the work our teams do to build relationships with customers and win additional market share.

On the loan side, we achieved net organic loan growth of $471 million during 2012, or 4.5%, excluding the impact of loans acquired with Tower Bancorp. We are especially pleased with our growth in commercial loans, a key focus for us, which saw good progress particularly in the second half of the year. Commercial loans increased 3.2% in third-quarter 2012 and 4.8% in the fourth quarter.

Taking a look at deposits, we generated organic deposit growth of $215 million, or 2.1% last year, again excluding the impact of deposits acquired through Tower. With our focus on increasing core deposits, we were pleased to achieve organic core deposit growth of $675 million, or 9.8% for the year. Core deposits now make up 70% of our total deposits, up from 67% at year-end 2011. This continuing shift in our deposit portfolio helped to drive down deposit costs throughout the year.

At a time when net interest margin at many banks is declining, our net interest margin improved from 3.60% in 2011 to 4.01% in 2012, which was best-in-class among our peer banks. Several factors helped to drive this improvement, including the benefits of the Tower acquisition and the fact that we were able to reduce the interest expense of long-term debt through a balance sheet restructuring in the fourth quarter of 2011 and redemption of trust preferred securities in the third quarter of 2012.

With interest rates likely to remain low for the foreseeable future, we expect to face a narrowing net interest margin in the future. We will work to preserve our margin by continuing our efforts to decrease the cost of deposits. For example, we expect to continue building low-cost core deposits, and we also have significant certificate of deposit portfolios that will mature in 2013 that we expect to replace with less-costly sources of funding.

In 2012, core revenue was up approximately 31% for the year, to $758 million, as net interest income increased 36%, to $591 million, and core noninterest income increased 16% to $167 million. We are working to build the momentum



RETURN ON AVERAGE TANGIBLE EQUITY
4.86%
5.24
6.66
6.98
8.36
13.23
12.41
14.01
2011
Q1
Q2
Q3
Q4
2012
Q1
Q2
Q3
Q4
0.28%
0.32
0.42
0.50
0.58
0.85
0.81
0.95
RETURN ON AVERAGE ASSETS

of noninterest income growth through increased focus on cross-selling our various financial services, such as wealth management.

Another source of noninterest income is our mortgage division, which achieved its best year of production ever in 2012. Significantly, 55% of this mortgage volume was from customers borrowing to buy or build a home, rather than simply refinancing their existing mortgage loans to take advantage of lower rates. We believe this percentage of "new money" mortgage business – which is higher than many of our peers – demonstrates the effectiveness of our sales teams and referral business. It also represents a more sustainable stream of revenue, since refinancing activity can quickly fade away when rates begin to rise.

IMPROVED PROFITABILITY AND DIVIDENDS

Our final strategic objective for 2012 was to increase profitability and dividends to shareholders. To that end, we saw the results of our cost-management initiatives reflected in our efficiency ratio, which improved from 66.83% in 2011 to 60.37% in 2012.

Return on average assets for 2012 was .81%, compared to .38% in 2011, and return on average tangible equity was 12.03%, compared to 6.01% in 2011.

As our performance has shown strong improvement, we have also increased returns to our shareholders, raising the dividend three times during 2012. We also accelerated the first-quarter 2013 dividend, paying it in the fourth quarter of 2012. Excluding this accelerated quarterly payment, total dividends paid in 2012 were 21 cents per share, compared to 8 cents per share in 2011.

We are pleased with the strong performance we achieved in 2012, and are now pursuing initiatives to continue that momentum in 2013 and going forward.



Lycoming
Luzerne
Centre
Union
Northumberland
Snyder
Schuylkill
Northampton
Lehigh
Dauphin
Harrisburg
Lebanon
Berks
Bucks
Cumberland
Montgomery
Philadelphia
Chester
Lancaster
Bedford
Fulton
Franklin
Adams
York
Delaware
Burlington
Camden
Allegany
Washington
Garrett
Carroll
Harford
Gloucester
Berkeley
Baltimore
Atlantic
Howard
Baltimore
Cumberland
Anne Arundel
Washington D.C.
Worcester

261 BRANCH OFFICES IN PA, NJ, MD, WV

BUILDING MOMENTUM: STRATEGIC OBJECTIVES FOR 2013

With an economy that shows limited signs of expansion, the path to growth involves increasing our market share by winning customers and business from other banks. To succeed in this environment, we have positioned the company to differentiate ourselves from other banks. In many of our markets, our competitors largely fall into two camps: large banks that lack the personal service and relationship-building focus of Susquehanna, and small community banks that don't have the deep lending capacity and diverse financial resources that Susquehanna offers.

To emphasize our advantage as a "Main Street" bank with large-scale resources, we completed a strategic reorganization of the company in 2012. Our $18 billion bank is organized into 12 regions, each with its own president and leadership structure, to keep as much decision-making as local as possible and to maintain strong connections to the community. We make use of this regional bank model to reach out to new prospects as well as broaden relationships with existing customers. Essentially, we want customers to turn to us as the source for the resources and expertise to help them achieve all of their financial goals.

With this foundation in mind, our company's leadership developed a three-year strategic plan that was reviewed and approved by our Board of Directors. The primary objectives of that plan include:

- Continuing to grow our core deposits, especially checking accounts;
- Grow a more diverse loan portfolio, with a continuing emphasis on commercial and non-residential consumer lending;
- Increase noninterest income as a percentage of total revenue;
- Deliver a consistent and differentiating customer experience that supports the Susquehanna brand of "Building Enduring Relationships;" and
- Elevate employee engagement and deliver a differentiating employee experience.

Managers throughout the company were engaged in developing the strategic plan and have aligned their own department and business unit goals to support these objectives.

"We have grown to become the 35th largest commercial bank in the United States, yet we balance this size and scale with a regional approach to offer customers the personalized service of a community bank."



Various initiatives are underway to support the plan. For example, in the first quarter of 2013 we introduced mobile deposit service, which enables customers to make a deposit by taking a photo of a check with their smart phone and sending it to the bank electronically. This is part of our ongoing effort to integrate services that offer more convenience for customers, broaden our appeal to technology-savvy consumers and improve our efficiency as more transactions are handled electronically.

Also in early 2013, we launched a checking account that provides customers with cash rewards for their everyday spending and saving activities. We believe this new account will differentiate us in the marketplace, offering customers an easy-to-understand program that doesn't require additional steps on their part to redeem rewards. In a competitive environment where free checking accounts are becoming harder to find, we expect this account – which has no minimum daily balance requirements – to be a key driver of our strategic objective to increase core checking accounts. Other initiatives designed to support the strategic plan include expansion of our commercial lending teams and capacity, an enhanced capital markets group and sales efforts, increased cross-selling with our wealth management group and other fee-generating business lines, process review and improvements for greater efficiency, and enhancing our talent and leadership development activities.

Implementing these and other key initiatives will enable us to fulfill our mission to help customers achieve their financial goals, provide a superior return to shareholders and build the economic strength of local communities. For this, we rely on our 3,400 team members, and I thank each of them for their dedication to accomplishing our goals!

Over the past year, we demonstrated our ability to strike the right balance to position Susquehanna for success in an increasingly competitive financial services industry. With a strategic roadmap, new products and services, and the commitment of our employees, I look forward to building on this momentum in 2013!

Sincerely,

William J. Reuter

William J. Reuter
Chairman and Chief Executive Officer
March 1, 2013

as of 3/1/2013

EXECUTIVE OFFICERS

WILLIAM J. REUTER
Chairman and Chief Executive Officer

ANDREW S. SAMUEL
President and Chief Revenue Officer

GREGORY A. DUNCAN
Executive Vice President and Chief Operating Officer

DREW K. HOSTETTER
Executive Vice President and Chief Financial Officer

MICHAEL W. HARRINGTON
Executive Vice President and Treasurer

MICHAEL M. QUICK
Executive Vice President and Chief Corporate Credit Officer

BOARD OF DIRECTORS

ANTHONY J. AGNONE, SR.
President, Eastern Athletic Services, Hunt Valley, MD

WAYNE E. ALTER, JR.
Chairman and CEO, DynaCorp., Inc., Hagerstown, MD

HENRY R. GIBBEL
President and COO, Lititz Mutual Insurance Company, Lititz, PA

BRUCE A. HEPBURN
Certified Public Accountant, Lancaster, PA (Lead Director)

DONALD L. HOFFMAN
CEO, Hoffman's Catering, Hagerstown, MD

SARA G. KIRKLAND
Senior Vice President,
Susquehanna University, Selinsgrove, PA

JEFFREY F. LEHMAN
President and CEO, Shank's Extracts, Inc., Lancaster, PA

MICHAEL A. MORELLO
Owner, Stagecoach Investors LLC and
Stardust Development Co., LLC, Marmora, NJ

SCOTT J. NEWKAM
Retired Chairman, President and CEO,
Hershey Entertainment & Resorts Company, Hershey, PA

ROBERT E. POOLE, JR.
Chairman, President and CEO, S&A Homes, Inc.,
State College, PA

WILLIAM J. REUTER
Chairman and CEO, Susquehanna Bancshares, Inc.

ANDREW S. SAMUEL
President and Chief Revenue Officer,
Susquehanna Bancshares, Inc.

CHRISTINE SEARS
Executive Vice President and COO,
Penn National Insurance, Harrisburg, PA

JAMES A. ULSH
Attorney and Shareholder,
Mette, Evans & Woodside, Harrisburg, PA

ROBERT W. WHITE
Former Chairman, President and CEO,
Abington Bancorp, Inc., Jenkintown, PA

ROGER V. WIEST, SR.
Attorney and Managing Partner,
Wiest, Muolo, Noon, Swinehart & Bathgate, Sunbury, PA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-133872

Susquehanna Bancshares, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	**23-2201716**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
26 North Cedar St., Lititz, Pennsylvania	**17543**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code (717) 626-4721

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
common stock, par value $2.00 per share	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act: (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $1,881,544,416 as of June 29, 2012, based upon the closing price quoted on the Nasdaq Global Select Market for such date. Shares of common stock held by each executive officer and director have been excluded because such persons may under certain circumstances be deemed to be affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes. The number of shares issued and outstanding of the registrant's common stock as of February 15, 2013, was 186,665,869.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held May 3, 2013 are incorporated by reference into Part III of this Annual Report.

SUSQUEHANNA BANCSHARES, INC.

TABLE OF CONTENTS

Unless the context otherwise requires, the terms "Susquehanna," "we," "us," and "our" refer to Susquehanna Bancshares, Inc. and its subsidiaries.

PART I

Forward-Looking Statements.

Certain statements in this document may be considered to be "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect," "estimate," "project," "anticipate," "should," "intend," "probability," "risk," "target," "objective" and similar expressions or variations on such expressions. In particular, this document includes forward-looking statements relating, but not limited to, general economic conditions; the impact of new regulations on our business; our potential exposures to various types of market risks, such as interest rate risk and credit risk; expectations regarding future acquisitions; whether our allowance for loan and lease losses is adequate to meet probable loan and lease losses; our ability to evaluate loan guarantors; our ability to offset loan prepayment penalties through decreased interest expense on FHLB borrowings; our ability to achieve loan growth; our ability to maintain sufficient liquidity; our ability to manage credit quality; and our ability to achieve our 2013 financial goals. Such statements are subject to certain risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about essential model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market-risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual income gains and losses could materially differ from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to:

- adverse changes in our loan and lease portfolios and the resulting credit-risk-related losses and expenses;
- adverse changes in regional real estate values;
- interest rate fluctuations which could increase our cost of funds or decrease our yield on earning assets and therefore reduce our net interest income;
- decreases in our loan and lease quality and origination volume;
- the adequacy of loss reserves;
- impairment of goodwill or other assets;
- the loss of certain key officers, which could adversely impact our business;
- continued relationships with major customers;
- the ability to continue to grow our business internally and through acquisition and successful integration of bank and non-bank entities while controlling our costs;
- adverse international, national, and regional economic and business conditions;
- compliance with laws and regulatory requirements of federal and state agencies;
- competition from other financial institutions in originating loans, attracting deposits, and providing various financial services that may affect our profitability;
- the ability to hedge certain risks effectively and economically;
- our ability to effectively implement technology driven products and services;
- changes in consumer confidence, spending and savings habits relative to the bank and non-bank financial services we provide;

- changes in legal or regulatory requirements or the results of regulatory examinations that could adversely impact our business and financial condition and restrict growth;
- the impact of federal laws and related rules and regulations on our business operations and competitiveness;
- the effects of and changes in trade, monetary and fiscal policies, and laws, including interest rate policies of the Federal Reserve Board;
- the effects of and changes in the rate of FDIC premiums; and
- our success in managing the risks involved in the foregoing.

We encourage readers of this report to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Forward-looking statements speak only as of the date they are made. We do not intend to update publicly any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events except as required by law.

Item 1. Business

General

Susquehanna Bancshares, Inc. ("Susquehanna") is a one-bank financial holding company organized in 1982 under the laws of the Commonwealth of Pennsylvania. Our executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543. Our telephone number is (717) 626-4721 and our web site address is *www.susquehanna.net.* Our common stock is traded on the Nasdaq Global Select Market under the symbol SUSQ. We make available free of charge, through the Investor Relations section of our web site, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our web site address in this Annual Report on Form 10-K as a textual reference only and do not intend it to be an active link to our web site.

Susquehanna conducts its business operations primarily through our commercial bank subsidiary, Susquehanna Bank, and other subsidiaries in the mid-Atlantic region to provide a wide range of retail and commercial banking and financial products and services. In addition to Susquehanna Bank, we operate a trust and investment company, an asset management company (which provides investment advisory, asset management, brokerage and retirement planning services), a property and casualty insurance brokerage company and a vehicle leasing company. As of December 31, 2012, we had total assets of approximately $18.0 billion, consolidated net loans and leases of $12.9 billion, deposits of $12.6 billion, and shareholders' equity of $2.6 billion.

The following table sets forth information, for the year ended December 31, 2012, regarding our bank subsidiary and each of our non-bank subsidiaries that had annual revenues in excess of $5.0 million:

Table 1
Susquehanna Bancshares, Inc. Subsidiaries
(Dollars in thousands)

Subsidiary	Assets	Percent of Total
Bank Subsidiary:		
Susquehanna Bank	$17,967,742	99.6%
Non-Bank Subsidiaries:		
Valley Forge Asset Management Corp.	39,807	0.2
Stratton Management Company	76,359	0.4
Boston Service Company, Inc. (t/a Hann Financial Service Corp.)	93,552	0.5
The Addis Group, LLC	48,463	0.3
Consolidation adjustments and other non-bank subsidiaries	(188,256)	-1.0
TOTAL	$18,037,667	100.0%

We manage our businesses using a long-term perspective, with financial objectives that emphasize loan quality, balance sheet liquidity, and earnings stability. Consistent with this approach, we emphasize a loan portfolio derived from our local markets. In addition, we focus on avoiding a concentration of any portion of our business on a single customer or limited group of customers or a substantial portion of our loans or investments concentrated within a single industry or a group of related industries.

As of December 31, 2012, our total loans and leases (net of unearned income) in dollars and by percentage were as follows:

Table 2
Loans and Leases
(Dollars in thousands)

Commercial, financial, and agricultural	$ 2,273,611	17.6%
Real estate - construction	847,781	6.6
Real estate secured - residential	4,065,818	31.5
Real estate secured - commercial	3,964,608	30.8
Consumer	842,552	6.5
Leases	900,371	7.0
Total loans and leases	$12,894,741	100.0%

As of December 31, 2012, core deposits funded 68.5% of our lending activities.

Products and Services

Our Bank Subsidiary. Our commercial bank subsidiary, Susquehanna Bank, is a Pennsylvania state-chartered commercial bank that operated 261 banking offices as of December 31, 2012. It provides a wide range of retail banking services, including checking, savings and club accounts, check cards, debit cards, money market accounts, certificates of deposit, individual retirement accounts, home equity lines of credit, residential mortgage loans, home improvement loans, automobile loans, personal loans, internet and mobile banking services. It also provides an extensive selection of commercial banking services, including business checking accounts, cash management services, money market accounts, land acquisition and development loans, commercial loans, floor plan, equipment and working capital lines of credit, small business loans, and internet banking services. We provide our bank subsidiary guidance in the areas of credit policy and administration, risk assessment, investment advisory administration, strategic planning, investment portfolio management, asset liability management, liquidity management and other financial, administrative and control services.

Our Non-bank Subsidiaries. Our non-bank subsidiaries offer a variety of financial services to complement our core banking operations, broaden our customer base, and diversify our revenue sources. Our objective is to offer our customers a broad array of products and services to meet all their financial needs. The Addis Group, LLC provides commercial, property and casualty insurance, and risk management programs for medium and large sized companies. Valley Forge Asset Management Corp. offers investment advisory, asset management and brokerage services for institutional and high net worth individual clients, and retirement planning services. Stratton Management Company provides equity management of assets for institutions, pensions, endowments and high net worth individuals. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) provides comprehensive consumer vehicle financing services.

Market Areas

Our Bank Subsidiary. We operate through a regional community banking model with 12 regional leadership teams reporting through three market CEOs responsible for the following markets:

- The PA Division includes 124 banking offices operating primarily in the central Pennsylvania market area, including Adams, Berks, Centre, Cumberland, Dauphin, Lancaster, Lebanon, Lehigh, Luzerne, Lycoming, Northampton, Northumberland, Schuylkill, Snyder, Union, and York counties.
- The MD Division includes 66 banking offices operating primarily in the market areas of Maryland and southwestern central Pennsylvania, including Allegany, Anne Arundel, Baltimore, Carroll, Garrett, Harford, Howard, Washington, and Worcester counties and the City of Baltimore in Maryland, Berkeley County in West Virginia and Bedford, Franklin, and Fulton counties in Pennsylvania.
- The DV Division includes 71 banking offices operating primarily in the suburban Philadelphia, Pennsylvania and southern New Jersey market areas, including Philadelphia, Bucks, Chester, Delaware, and Montgomery, counties in Pennsylvania and Atlantic, Burlington, Camden, Cumberland, and Gloucester counties in New Jersey.

Our Non-bank Subsidiaries. Valley Forge Asset Management Corp. is licensed to do business in a majority of states throughout the United States. Stratton Management Company is licensed to do business in approximately one third of the states throughout the United States. The Addis Group, LLC operates primarily in southeastern Pennsylvania, southern New Jersey, and northern Delaware. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) operates primarily in New York, New Jersey, eastern Pennsylvania, and Connecticut.

Employees

As of December 31, 2012, we had 3,304 full-time and 160 part-time employees.

Competition

Financial holding companies and their subsidiaries compete with many institutions for deposits, loans, trust services and other banking-related and financial services and products. We are subject to robust competition in our market areas. We compete with larger national and regional banks as well as other types of financial institutions that are less heavily regulated such as brokerage firms, money market funds, credit unions, mortgage companies, consumer finance and credit card companies, and other financial services companies. Further, competition among providers of financial services and products continues to increase, especially with consumers having the opportunity to choose from a variety of traditional and non-traditional banking alternatives.

The market areas that we serve continue to experience sluggish economic growth, but have a diverse employment base consisting primarily of manufacturing, agriculture, wholesale and retail trade, technology, health care and governmental sectors. We believe that our community banking approach to providing client service is a competitive advantage that strengthens our ability to provide financial products and services to individuals and businesses in our markets. We believe our market area will support growth in assets and deposits in the future, which we expect to contribute to our ability to maintain or grow profitability. In addition, we will continue to seek relationships that can generate fee income that is not directly tied to lending relationships. We anticipate that this approach will help mitigate profit fluctuations that are caused by movements in interest rates, business and consumer loan cycles, and local economic factors.

As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and a substantial increase in regulatory oversight and enforcement, additional costs and potential risks are associated with the operations of financial holding companies and banks. These regulatory trends have negatively affected the business and consolidated results of operations for such entities.

As a result of the Dodd-Frank Act and other state and federal legislation, as well as the increase in supervisory burden, consolidation in the industry is expected to increase. At present, we compete throughout our market areas with numerous larger institutions that have significantly greater resources and assets.

Our Long-Term Strategy

We manage our business for sustained long-term growth and profitability, with an objective to be a high performing financial services company. Our primary strategy is organic growth through expansion of our customer base in existing markets, supplemented by strategic acquisitions. We focus on leveraging customer relationships through the cross-selling of a comprehensive range of financial services and products by a highly trained and motivated employee sales force. The primary objectives of our current strategic plan are to continue to increase lower-cost core deposits, grow a diverse loan portfolio with an increased focus on commercial and small business lending, increase noninterest income as a component of total revenue, deliver a consistent and differentiating customer experience and build a workplace that employees find engaging and rewarding. These objectives are aligned with and support our mission, "to help customers achieve their financial goals, to deliver a superior return for shareholders, and to build the economic strength of our communities."

Mergers and Acquisitions

Abington Bancorp, Inc. On October 1, 2011, we completed our acquisition of Abington Bancorp, Inc. ("Abington") in a merger of Abington with and into Susquehanna. Abington shareholders received 1.32 shares of Susquehanna common stock for each share of Abington common stock they held immediately prior to completion of the merger. The transaction had a total value of $150.8 million compared to a fair value of net assets acquired of $189.9 million. Upon completion of the merger, Robert W. White, Chairman, President and Chief Executive Officer of Abington, was appointed to the Susquehanna board and joined the leadership team of Susquehanna Bank's DV Division. The locations of Abington's bank branches provide a natural extension of Susquehanna Bank's network in the greater Philadelphia area.

Tower Bancorp, Inc. On February 17, 2012, we completed our acquisition of Tower Bancorp, Inc. ("Tower") in a merger of Tower with and into Susquehanna. Pursuant to the merger agreement, Tower shareholders had the option of receiving either 3.4696 shares of Susquehanna common stock or $28.00 in cash for each share of Tower common stock they held, with $88 million of the aggregate consideration paid in cash, for a total value of approximately $390.1 million. The transaction enhanced Susquehanna's already strong presence in central and southeastern Pennsylvania and significantly increased our market share in the Pennsylvania counties of Chester, Dauphin and Franklin. Additionally, the merger gave Susquehanna Bank a branch presence in the Pennsylvania counties of Lebanon, Fulton and Centre.

Future Acquisitions. We routinely evaluate possible acquisitions of other banks, and may also seek to enter businesses closely related to banking or that are financial in nature, or to acquire existing companies already engaged in such activities, including investment advisory services and insurance brokerage services. Any acquisition by us may require notice to or approval of the Board of Governors of the Federal Reserve System, the Pennsylvania Department of Banking, other regulatory agencies and, in some instances, our shareholders. We apply a disciplined approach to considering acquisition opportunities, with a primary focus on building long-term shareholder value and advancing our mission and strategic objectives. In this regard, we generally consider, as a guideline, specific financial criteria, including whether the proposed transaction would be accretive to earnings per share in the first year after completion, provide for restoration of any tangible book value dilution in fewer than five years, result in an internal rate of return of fifteen percent (15%) or better and be more beneficial to our shareholders than repurchasing our stock. While any such acquisition may occur in any market area, the areas that are currently of interest to us for potential bank acquisitions are contiguous markets to the south of our current market area, and market areas that would fill gaps in the markets we presently serve. We currently have no formal commitments with respect to the acquisition of any entities, although discussions with prospects occur on a regular basis.

Supervision and Regulation

General Overview

Susquehanna is a financial holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and is subject to regulation under the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act requires prior approval of an acquisition of all or substantially all of the assets of a bank or of ownership or control of voting shares of any bank if the share acquisition would give us more than 5% of the voting shares of any bank or bank holding company. It also imposes restrictions, summarized below, on the assets or voting shares of non-banking companies that we may acquire.

Susquehanna Bank is also subject to regulation and supervision. It is a Pennsylvania state-chartered commercial bank and trust company subject to regulation and periodic examination by the Pennsylvania Department of Banking and Securities and the Federal Reserve Board. Due to the bank's asset size, the bank will also be examined by, and subject to the enforcement authority of, the Bureau of Consumer Financial Protection (the "CFPB") as to its compliance with consumer financial laws and regulations.

The following discussion describes the extensive regulatory framework applicable to Susquehanna and Susquehanna Bank; however, proposals to change laws and regulations governing the banking industry are often introduced in the U.S. Congress, in state legislatures and before the various bank regulatory agencies. Of note, many of the provisions of the Dodd-Frank Act are still being finalized and may affect the results of our operations. The timing and likelihood of any changes and their potential impact on Susquehanna are impossible to predict with any certainty. Further, a change in applicable laws or regulations, or a change in the interpretation of such laws or regulations, could have a material impact on our business, operations, and earnings. The descriptions herein summarize the significant state and federal laws to which we are currently subject; however, such descriptions are qualified in their entirety by reference to the particular statutory or regulatory provisions.

Pennsylvania Regulation and Supervision

On October 24, 2012, Pennsylvania enacted three new laws known as the "Banking Law Modernization Package," all of which became effective on December 24, 2012. The intended goal of the new law, which applies to our banking subsidiary, is to modernize Pennsylvania's banking laws and to reduce regulatory burden at the state level where possible, given the increased regulatory demands at the federal level as described below.

The new law also permits banks to disclose formal enforcement actions initiated by the Pennsylvania Department of Banking and Securities, clarifies that the Department has examination and enforcement authority over subsidiaries as well as affiliates of regulated banks and bolsters the Department's enforcement authority over its regulated institutions by clarifying its ability to remove directors, officers and employees from institutions for violations of laws or orders or for any unsafe or unsound practice or breach of fiduciary duty. Changes to existing law also allow the Department to assess civil money penalties of up to $25,000 per violation.

The new law also sets a new standard of care for bank officers and directors, applying the same standard that exists for non-banking corporations in Pennsylvania. The standard is one of performing duties in good faith, in a manner reasonably believed to be in the best interests of the institutions and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Directors may rely in good faith on information, opinions and reports provided by officers, employees, attorneys, accountants, or committees of the board, and an officer may not be held liable simply because he or she served as an officer of the institution.

Susquehanna Trust & Investment Company is a Pennsylvania non-depository trust company subject to regulation and periodic examination by the Pennsylvania Department of Banking and Securities and the Federal Reserve Board. All of our subsidiaries are subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board.

Federal Regulation and Supervision

Consistent with the requirements of the Bank Holding Company Act, our only lines of business in 2012 consisted of providing our customers with banking, trust and other financial products and services. These included commercial banking through Susquehanna Bank, trust and related services through Susquehanna Trust & Investment Company, consumer vehicle financing through Boston Service Company, Inc. (t/a Hann Financial Service Corp.), investment advisory, asset management, retirement plan consulting and brokerage services through Valley Forge Asset Management Corp. and Stratton Management Company, and property and casualty insurance brokerage services through The Addis Group, LLC. Of these activities, banking activities accounted for 93% of our gross revenues in 2012 and 94% of our gross revenues in 2011.

Regulations governing our bank subsidiary restrict extensions of credit by the bank to Susquehanna and, with some exceptions, the other Susquehanna affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Susquehanna and such affiliates. These regulations also restrict investments by our bank subsidiary in the stock or other securities of Susquehanna and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Susquehanna.

Our bank subsidiary is subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, restrictions as to interest rates on loans and deposits, restrictions as to dividend payments, requirements governing the establishment of branches, and numerous other aspects of its operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders.

In response to the recent financial crisis, the United States Congress and government (particularly the U.S. Department of the Treasury (the "U.S. Treasury"), the Federal Reserve Board and the Federal Deposit Insurance Corporation (the "FDIC")) have taken numerous steps to stabilize the financial markets and to provide additional regulatory oversight of financial institutions.

Federal Financial Regulatory Reform

Dodd-Frank Act. As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which became law on July 21, 2010, there is additional regulatory oversight and supervision of the holding company and its subsidiaries. The Dodd-Frank Act changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, and the regulations being developed thereunder will include, provisions affecting large and small financial institutions alike, including several provisions that affect the regulation of community banks and bank holding companies.

The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raises the current standard deposit insurance limit to $250,000; and expands the FDIC's authority to raise insurance premiums. The legislation also calls for the FDIC to raise its ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to "offset the effect" of increased assessments on insured depository institutions with assets of less than $10 billion.

The Federal Reserve Board in December 2011 issued a notice of proposed rulemaking to implement the enhanced prudential standards and early remediation requirements established under the Dodd-Frank Act. The December 2011 proposal would require all bank holding companies and state member banks with more than $10 billion in total consolidated assets, including us, to comply with the requirements to conduct annual company-run stress tests beginning on the effective date of the final rule. On October 9, 2012, the Federal Reserve Board issued a final rule that generally requires bank holding companies with total consolidated assets of between $10 billion and $50 billion to comply with annual stress testing requirements beginning in September 2013.

In May 2012, the federal banking agencies issued final supervisory guidance for stress testing practices applicable to banking organizations with more than $10 billion in total consolidated assets, such as us and our subsidiary bank, which became effective on July 23, 2012. This guidance outlines general principles for a satisfactory stress testing framework and describes various stress testing approaches and how stress testing should be used at various levels within an organization. In addition, there are other stress testing requirements in the Dodd-Frank Act and in the Federal Reserve Board's capital plan rule that have been or are being implemented through separate rulemaking by the federal banking agencies.

On June 29, 2011, the Federal Reserve Board approved a final debit card interchange rule that caps a debit card issuer's base fee at 21 cents per transaction and allows an additional 5-basis point charge per transaction to help cover fraud losses. The rule became fully operational on October 1, 2011. The debit card interchange rule reduced Susquehanna Bank's interchange fee revenue in line with industry-wide expectations, beginning with the quarter ended December 31, 2011. The new pricing restriction negatively impacted fee income by approximately $5.2 million in 2012, when compared to 2011, with the total annual decline of approximately $8.0 million.

The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly-traded companies and allows financial institutions to pay interest on business checking accounts. The legislation also restricts proprietary trading, places restrictions on the owning or sponsoring of hedge and private equity funds, and regulates the derivatives activities of banks and their affiliates. The Dodd-Frank Act establishes the Financial Stability Oversight Council to identify threats to the financial stability of the U.S., promote market discipline, and respond to emerging threats to the stability of the U.S. financial system.

The Collins Amendment of the Dodd-Frank Act, among other things, eliminates certain trust preferred securities from Tier 1 capital. Preferred securities issued under the U.S. Treasury's Troubled Asset Relief Program ("TARP") are exempted from this treatment. In the case of certain trust preferred securities issued prior to May 19, 2010 by bank holding companies with total consolidated assets of $15 billion or more as of December 31, 2009, these "regulatory capital deductions" are to be phased in incrementally over a period of three years beginning on January 1, 2013. This provision also requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. Regulations implementing the Collins Amendment became effective on July 28, 2011 and set as a floor for the capital requirements of Susquehanna and Susquehanna Bank a minimum capital requirement computed using the Federal Reserve's risk-based capital rules.

On June 12, 2012, the federal banking agencies issued three notices of proposed rulemaking (NPRs) that would revise current capital rules. Two are applicable to us and our subsidiary bank. The first, "Regulatory Capital Rules: Regulatory Capital, Implementation of Basel III, Minimum Regulatory Capital Ratios, Capital Adequacy, Transition Provisions and Prompt Corrective Action" applies to both us and our subsidiary bank. If adopted, this NPR would increase the quantity and quality of capital required by providing for a new minimum common equity Tier 1 ratio of 4.5% of risk-weighted assets and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. This first NPR would also revise the definition of capital to improve the ability of regulatory capital instruments to absorb losses and establish limitations on capital distributions and certain discretionary bonus payments if additional specified amounts, or "buffers," of common equity Tier 1 capital are not met, and would introduce a supplementary leverage ratio for internationally active banking organizations. This NPR would also establish a more conservative standard for including an instrument such as trust preferred securities as Tier 1 capital for bank holding companies with total consolidated assets of $15 billion or more as of December 31, 2009, setting out a phase-out schedule for such instruments beginning in January 2013.

The second NPR, "Regulatory Capital Rules: Standardized Approach for Risk-Weighted Assets: Market Discipline and Disclosure Requirements," would also apply to both us and our subsidiary bank. This NPR would revise and harmonize the bank regulators' rules for calculating risk-weighted assets to enhance risk sensitivity and address weaknesses that have been identified recently.

On November 9, 2012, the federal banking agencies announced that none of the three NPRs they issued in June 2012 would become effective on January 1, 2013. The federal banking agencies did not specify new effective dates for the NPRs.

Consumer Financial Protection Bureau. The Dodd-Frank Act also establishes the Consumer Financial Protection Board ("CFPB") as an independent entity within the Federal Reserve, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters such as steering incentives, and determinations as to a borrower's ability to repay and prepayment penalties. The CFPB has primary examination and enforcement authority over Susquehanna Bank and other banks with over $10 billion in assets as to consumer financial products.

On January 10, 2013, the CFPB issued a final regulation defining a "qualified mortgage" for purposes of the Dodd-Frank Act, and setting standards for mortgage lenders to determine whether a consumer has the ability to repay the mortgage. This regulation also affords safe harbor legal protections for lenders making qualified loans that are not "higher priced." It is unclear how this regulation, or this regulation in tandem with an anticipated rule defining "qualified residential mortgage" and setting standards governing loans that are to be packaged and sold as securities, will affect us and the mortgage lending market by potentially curbing competition, increasing costs or tightening credit availability.

On January 17, 2013, the CFPB issued a final regulation containing new mortgage servicing rules which will take effect in January 2014 and be applicable to our bank subsidiary. The announced goal of the CFPB is to bring greater consumer protection to the mortgage servicing market.

These changes will affect notices to be given to consumers as to delinquency, foreclosure alternatives, modification applications, interest rate adjustments and options for avoiding "force-placed" insurance. Servicers will be prohibited from processing foreclosures when a loan modification is pending, and must wait until a loan is more than 120 days delinquent before initiating a foreclosure action.

The servicer must provide direct and ongoing access to its personnel, and provide prompt review of any loss mitigation application. Servicers must maintain accurate and accessible mortgage records for the life of a loan and until one year after the loan is paid off or transferred. These new standards are expected to add to the cost of conducting a mortgage servicing business.

Future Legislation and Regulation. Additional consumer protection laws have recently been enacted, and the Federal Reserve and CFPB have adopted and will adopt in the future numerous new regulations addressing banks' credit card, overdraft, collection, privacy and mortgage lending practices. Additional consumer protection legislation and regulatory activity is anticipated in the near future.

Internationally, both the Basel Committee on Banking Supervision and the Financial Stability Board (established in April 2009 by the Group of Twenty ("G-20") Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation and transparency) have committed to raise capital standards and liquidity buffers within the banking system ("Basel III"). On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with implementation by January 2019. U.S. bank regulators proposed regulations for implementing Basel III on June 12, 2012, as discussed above.

On September 28, 2011, the Basel Committee announced plans to consider adjustments to the first liquidity change to be imposed under Basel III, which change would take effect on January 1, 2015. The liquidity coverage ratio being considered would require banks to maintain an adequate level of unencumbered high-quality liquid assets sufficient to meet liquidity needs for a 30 calendar-day liquidity stress period. On January 6, 2013, the Basel Committee announced that its liquidity requirements would be phased-in annually beginning in 2015, when the minimum liquidity ratio requirement would be set at 60% of required liquidity, then increasing an additional 10% annually until fully implemented on January 1, 2019. The Basel Committee also announced that a broader pool of assets would count as highly liquid assets.

Such proposals and legislation, if finally adopted and implemented, would change banking laws and our operating environment and that of our subsidiaries in ways that could be substantial and unpredictable. We cannot determine whether such proposals and legislation will be adopted, or the ultimate effect that such proposals and legislation, if enacted, or regulations issued to implement the same, would have upon our financial condition or results of operations.

Additional Activities. Susquehanna is a "financial holding company" (an "FHC") under the Gramm-Leach-Bliley Act ("GLB Act"). As an FHC, we are permitted to engage, directly or through subsidiaries, in a wide variety of activities which are financial in nature or are incidental or complementary to a financial activity, in addition to all of the activities otherwise allowed to us. The additional activities permitted to us as an FHC (if we so determine to conduct them) include, among others, insurance and securities underwriting, merchant banking activities, issuing and selling annuities and securitized interests in financial assets, and engaging domestically in activities that bank holding companies previously have been permitted to engage in only overseas. All of these listed activities can be conducted, through an acquisition or on a start-up basis, generally without prior Federal Reserve Board approval and with only notice to the Federal Reserve Board afterward. Merchant banking activities have been substantially curtailed by the Volcker Rule provisions in the Dodd-Frank Act which became effective July 21, 2012.

The GLB Act also generally permits well-capitalized national banks and, if state law permits, well-capitalized state chartered banks, to form or acquire financial subsidiaries to engage in most of these same activities, with the exception of certain specified activities (insurance underwriting, for example) which must be conducted only at the level of the holding company or a non-bank subsidiary of the holding company. State chartered banks in Pennsylvania are generally allowed to engage (with proper regulatory authorization) in activities that are permitted to national banks.

As an FHC, Susquehanna is generally subject to the same regulation as other bank holding companies, including the reporting, examination, supervision and consolidated capital requirements of the Federal Reserve Board. To preserve our FHC status, we must remain well-capitalized and well-managed and ensure that

Susquehanna Bank remains well-capitalized and well-managed for regulatory purposes and earns "satisfactory" or better ratings on its periodic Community Reinvestment Act ("CRA") examinations. An FHC ceasing to meet these standards is subject to a variety of restrictions, depending on the circumstances.

If the Federal Reserve Board determines that we or any of the FHC's subsidiary depository institutions are either not well-capitalized or not well-managed, we or the subsidiary must notify the FHC. Until compliance is restored, the Federal Reserve Board has broad discretion to impose appropriate limitations on the FHC's activities. If compliance is not restored within 180 days, the Board may ultimately require the FHC to divest its depository institutions or in the alternative, to discontinue or divest any activities that are permitted only to non-FHC bank holding companies.

If the Federal Reserve Board determines that the FHC or its subsidiaries do not satisfy the CRA requirements, the potential restrictions are different. In that case, until all the subsidiary institutions are restored to at least "satisfactory" CRA rating status, the FHC may not engage, directly or through a subsidiary, in any of the additional activities permissible under the GLB Act nor make additional acquisitions of companies engaged in the additional activities. However, completed acquisitions and additional activities and affiliations previously begun are left undisturbed, as the GLB Act does not require divestiture for this type of situation.

Capital Adequacy. Under the risk-based capital requirements presently applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("Tier 1 capital"). The remainder of total capital ("Tier 2 capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for loan and lease losses, allowance for credit losses on off-balance-sheet credit exposures, and unrealized gains on equity securities.

At December 31, 2012, our Tier 1 capital and total capital (i.e., Tier 1 plus Tier 2) ratios were 11.1% and 12.6%, respectively. At December 31, 2011, our Tier 1 capital and total capital ratios were 13.7% and 15.4%, respectively. The change from 2011 to 2012 is primarily the result of the deployment of capital in the acquisition of Tower Bancorp, Inc., and the redemption of trust preferred securities.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier 1 leverage ratio" (i.e., after deducting all intangibles) in evaluating proposals for expansion or new activities. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us. At December 31, 2012 and 2011, our leverage ratios were 9.0% and 10.7%, respectively.

Susquehanna Bank is subject to similar capital standards promulgated by the Federal Reserve Board. The Federal Reserve Board has not advised the bank of any specific minimum leverage ratios applicable to it.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, requires the federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;
- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. As of December 31, 2012 and 2011, Susquehanna Bank exceeded the required capital ratios for classification as "well capitalized."

Federal Deposit Insurance. The increases in deposit insurance described above under "Supervision and Regulation," the FDIC's expanded authority to increase insurance premiums, as well as the recent increase in the number of bank failures, is expected to result in an increase in deposit insurance assessments for all banks, including Susquehanna Bank. The FDIC, absent extraordinary circumstances, is required by the Dodd-Frank Act to return the insurance reserve ratio to a 1.35% ratio no later than September 30, 2020. Following seven quarters of decline, the Deposit Insurance Fund became positive in the second quarter of 2011, with reported balances of $22.7 billion at June 30, 2012. FDIC staff projects that the insurance reserve ratio will reach 1.15% by the end of 2018. The Dodd-Frank Act requires the FDIC to offset the effect on institutions with total consolidated assets of less than $10 billion of increasing the reserve ratio from 1.15% to 1.35%. FDIC staff intends to present a proposed rule to the FDIC Board of Directors to implement this requirement when the deposit insurance reserve ratio is closer to 1.15%.

If the FDIC is appointed conservator or receiver of a bank upon the bank's insolvency or the occurrence of other events, the FDIC may sell some, part or all of a bank's assets and liabilities to another bank or repudiate or disaffirm most types of contracts to which the bank was a party if the FDIC believes such contract is burdensome. In resolving the estate of a failed bank, the FDIC as receiver will first satisfy its own administrative expenses, and the claims of holders of U.S. deposit liabilities also have priority over those of other general unsecured creditors.

Source of Strength Doctrine. Under new provisions in the Dodd-Frank Act, as well as Federal Reserve Board policy and regulation, a bank holding company must serve as a source of financial and managerial strength to each of its subsidiary banks and is expected to stand prepared to commit resources to support each of them. Consistent with this, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company should generally not maintain a given rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality, and overall financial condition.

USA Patriot Act of 2001. A major focus of governmental policy applicable to financial institutions in recent years has been the effort to combat money laundering and terrorism financing. The USA Patriot Act of 2001 ("Patriot Act") was enacted to strengthen the ability of the U.S. law enforcement and intelligence communities to achieve this goal. The Patriot Act requires financial institutions, including our banking and broker-dealer subsidiaries, to assist in the prevention, detection and prosecution of money laundering and the financing of terrorism. The Patriot Act established standards to be followed by institutions in verifying client identification when accounts are opened and provides rules to promote cooperation among financial institutions, regulators and law enforcement organizations in identifying parties that may be involved in terrorism or money laundering.

Regulation of Non-bank Subsidiaries. In addition to Susquehanna Trust & Investment Company, we have other primary non-bank subsidiaries whose activities subject them to licensing and regulation. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) is organized under the laws of New Jersey. It is regulated by Connecticut and Rhode Island as a motor vehicle leasing company, by Delaware as a finance or small loan agency and a motor vehicle lessor, and by New Jersey and Pennsylvania as a sales finance company. Valley Forge Asset Management Corp. is organized under the laws of Pennsylvania. It is registered with the Securities and Exchange Commission (the "SEC") as an investment advisor and broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is licensed to do business as a broker dealer in 28 states and as an investment advisor in 26 states. In addition, VFAM also carries an insurance license with 7 states. Stratton Management Company is registered as an investment advisor with the SEC and makes Notice filings with 17 states in which the firm has clients. The Addis Group, LLC is organized under the laws of Pennsylvania. It is licensed with the Pennsylvania Insurance Commissioner and the insurance commissioners of 47 other states. As a result of changes contained in the Dodd-Frank Act, the Federal Reserve may examine any subsidiary of a bank holding company.

National Monetary Policy. In addition to being affected by general economic conditions, the earnings and growth of Susquehanna and our subsidiaries are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. Government securities, adjustments of the discount rate, and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments, and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our future business, earnings, and growth cannot be predicted.

Executive Officers of the Registrant

As of December 31, 2012, the executive officers of Susquehanna, their ages and their positions with Susquehanna, are set forth in the following table:

Name	Age	Title
William J. Reuter	63	Chairman of the Board and Chief Executive Officer
Andrew S. Samuel	50	President and Chief Revenue Officer
Drew K. Hostetter	58	Executive Vice President and Chief Financial Officer
Gregory A. Duncan	57	Executive Vice President and Chief Operating Officer
Michael M. Quick	64	Executive Vice President and Chief Corporate Credit Officer

William J. Reuter, Chairman of the Board and Chief Executive Officer, joined Susquehanna in 1989 and has held multiple positions with the organization since then. He has been a Director of Susquehanna since 1999 and became Chairman in May 2002. He has been Chief Executive Officer since May 2001, and also served as President from January 2000 until June 2008. Mr. Reuter serves as a director of several of Susquehanna's subsidiaries, including as Chairman of the Board of Susquehanna Bank and Valley Forge Asset Management Corp. He also serves on the boards of Boston Service Company, Inc. (t/a Hann Financial Service Corp.), The Addis Group, LLC, Stratton Management Company, and Semper Trust Company. Prior to joining Susquehanna, Mr. Reuter served in various officer positions at other financial institutions including Equitable Trust Company and Farmers and Merchants Bank.

Andrew S. Samuel, President and Chief Revenue Officer and Director, joined Susquehanna in February 2012 in connection with Susquehanna's acquisition of Tower Bancorp, Inc. Prior to joining Susquehanna, beginning in 2005, Mr. Samuel served as Chairman, Chief Executive Officer and President of Tower Bancorp, Inc. and Graystone Financial Corp. Mr. Samuel has served in various executive positions at other financial institutions dating back to 1984 including Waypoint Financial Corp., Sovereign Bank, Fulton Bank and Commonwealth National Bank/Mellon. He serves as a director of several of Susquehanna's subsidiaries, including Susquehanna Bank, Valley Forge Asset Management Corp., and Susquehanna Commercial Finance Inc.

Drew K. Hostetter, Executive Vice President and Chief Financial Officer, joined Susquehanna in 1994 and has held several positions with the organization. He was named Executive Vice President, Treasurer and Chief Financial Officer in 2001. He has served as Chairman of the Board of our subsidiary, Hann Financial Service Corp., since February 2004. Prior to joining Susquehanna, Mr. Hostetter had been a senior officer at MNC Financial and Equitable Bancorporation. Mr. Hostetter is a Certified Public Accountant and began his career with Price Waterhouse.

Gregory A. Duncan, Executive Vice President and Chief Operating Officer, rejoined Susquehanna in January 2011. From September 2009 to August 2010, he served as Executive Vice President and Chief Operating Officer of First Interstate Bancsystem, Inc. and served as its Chief Banking Officer from May 2008 to September 2009. From October 2005 until joining First Interstate Bancsystem, Inc. in May 2008, Mr. Duncan served as President and Chief Executive Officer of Susquehanna Bank PA. Previously Mr. Duncan served in a number of leadership roles with Susquehanna or its subsidiaries from 1987 through 2008.

Michael M. Quick, Executive Vice President and Chief Corporate Credit Officer, joined Susquehanna in February 1997 in conjunction with Susquehanna's acquisition of Equity National Bank. He was named Executive Vice President and Chief Corporate Credit Officer in July 2007. Since 2004, Mr. Quick has served in numerous executive positions with Susquehanna or its subsidiaries, including as a director of Susquehanna Bank and its predecessor banks. Mr. Quick began his banking career in 1970 and served as an officer of several financial institutions including Industrial Valley Bank and Trust Company; Midlantic National BankSouth; and Equity National Bank. Mr. Quick is also a past chairman of the New Jersey Bankers Association.

There are no family relationships among the executive officers of Susquehanna. The executive officers are elected or appointed by the Board of Directors of Susquehanna and serve until the appointment or election and qualification of their successor or their earlier death, resignation, termination or removal. There are no arrangements or understandings between any of them and any other person pursuant to which any of them was selected as an officer of Susquehanna.

Item 1A. Risk Factors

Recent Market, Legislative and Regulatory Events

Difficult conditions in the capital markets and the economy generally may materially adversely affect our business and results of operations, and we do not expect these conditions to significantly improve in the near future.

Our results of operations are materially affected by conditions in the capital markets and the economy generally, which in recent years have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies' underlying financial strength.

Concerns over unemployment, energy costs, the availability and cost of credit, the U.S. mortgage market, a depressed U.S. real estate market and geopolitical issues such as sovereign-debt defaults and euro-zone political uncertainty have contributed to increased volatility and diminished expectations for the economy and the capital and credit markets in the near term. As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. Domestic and international equity markets have also experienced periods of heightened volatility and turmoil, with issuers (such as our company) that have exposure to the real estate, mortgage, automobile and credit markets particularly affected. These events and other market disturbances may have an adverse effect on us, in part because we have a large investment portfolio and also because we are dependent upon customer behavior. Our revenues are susceptible to decline in such circumstances, and our profit margins could erode. In addition, in the event of extreme and prolonged market events, such as the global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial products could be adversely affected. Adverse changes in the economy could affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition. The economic slowdown has resulted in legislative and regulatory actions including the enactment of the Dodd-Frank Act that will further impact our business. In addition, we cannot predict whether there will be additional legislative or regulatory actions, when such actions may occur or what impact, if any, such actions could have on our business, results of operations and financial condition.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in funding transactions could be adversely affected by the actions and failure of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even questions or rumors about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Losses related to these credit risks could materially and adversely affect our results of operations or earnings.

We may be required to pay significantly higher Federal Deposit Insurance Corporation premiums in the future.

Following the recent financial crisis, higher levels of bank failures have dramatically increased resolution costs of the FDIC and depleted the Deposit Insurance Fund ("DIF"). In addition, the FDIC now insures deposit accounts up to $250,000 per customer (up from $100,000), and non-interest bearing transactional accounts are fully insured (unlimited coverage) through December 2012. These programs placed additional stress on the DIF.

The Dodd-Frank Act broadened the base for FDIC deposit insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution, rather than deposits. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance to $250,000 per account and non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2012. The legislation also increases the required minimum reserve ratio for the DIF, from 1.15% to 1.35% of insured deposits, removes the statutory cap for the reserve ratio, leaving the FDIC with discretion to set this cap going forward, and directs the FDIC to offset the effects of increased assessments on depository institutions with less than $10 billion in assets. Recent FDIC regulations revise the risk-based assessment system for all large insured depository institutions (generally institutions with at least $10 billion in total assets, such as Susquehanna Bank). Under the regulations, the FDIC uses a scorecard method to calculate assessment rates for all such institutions.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If additional bank or financial institution failures occur, we may be required to pay even higher FDIC premiums than the recently increased levels. Further, the FDIC may make material changes to the calculation of the prepaid assessment from the current proposal. Any future changes in the calculation or assessment of FDIC insurance premiums may have a material adverse effect on our results of operations, financial condition and our ability to continue to pay dividends on our common shares at the current rate or at all.

Recent legislative and regulatory initiatives to support the financial services industry have been coupled with numerous restrictions and requirements that could detrimentally affect our business and require us to raise additional capital.

As a publicly traded company, we are subject to various requirements and restrictions under the Dodd-Frank Act, regardless of our participation in federal programs. See "Supervision and Regulation" above. The Dodd-Frank Act requires publicly traded companies to give shareholders a non-binding vote on executive compensation and so-called "golden parachute" payments and requires that listed companies implement and disclose "clawback" policies for recovery of incentive compensation paid to executive officers in connection with accounting restatements. In addition, the Dodd-Frank Act also authorizes and directs various agencies to promulgate new rules and regulations, the impact of which we cannot predict with any certainty. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

In addition, the new, yet to be written implementing rules and regulations of the Dodd-Frank Act, as well as any proposals for new legislation that are introduced in the U.S. Congress, could further substantially increase regulation of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices, including aspects such as compensation, interest rates, new and inconsistent consumer protection regulations and mortgage regulation, among others. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or impact of pending, future and certain newly-enacted legislation or regulation, or the application thereof. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital, require us to invest significant management attention and resources and limit our ability to pursue business opportunities in an efficient manner.

The provisions of the Dodd-Frank Act restricting bank interchange fees, and any rules promulgated thereunder, may negatively impact our revenues and earnings.

On June 28, 2011, the Federal Reserve Board approved a final debit card interchange rule that would cap an issuer's base fee at 21 cents per transaction and allow an additional 5 basis-point charge per transaction to help cover fraud losses. The Federal Reserve Board issued an interim final rule that also allows a fraud-prevention adjustment of 1 cent per transaction conditioned upon an issuer adopting effective fraud prevention policies and procedures. The Federal Reserve Board also adopted requirements that issuers include two unaffiliated networks for routing debit transactions. Compliance for most types of debit cards was required by April 1, 2012. The effective date for the pricing restrictions was October 1, 2011. The new pricing restriction was expected to impact banks by up to an approximate 45% reduction of revenue related to these transactions. We have noted that the debit card interchange rule has reduced our interchange fee income by approximately $8.0 million, or 58%.

Negative developments in the financial industry and the credit markets may subject us to additional regulation.

As a result of recent global financial instability, the potential exists for new federal or state laws and regulations regarding lending and funding practices and liquidity standards to be promulgated, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and may adversely impact our financial performance.

Our growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. The Dodd-Frank Act sets a statutory floor for risk-based and leverage capital standards. See "Supervision and Regulation" above. We anticipate that our current capital levels will satisfy our regulatory requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital will depend, in part, on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, our shareholders' interests in us could be diluted.

Continued economic weakness, especially affecting our geographic market areas, could reduce our customer base, our level of deposits and demand for financial products, such as loans.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our geographic markets. If the communities in which we operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business may suffer. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. A prolonged economic downturn could, therefore, result in losses that could materially and adversely affect our business. A further weakening of the economic environment could also lead to a decline in our operations, and could result in a decline in the implied fair value of goodwill. If the fair value of goodwill is less than the carrying value, we may recognize an other-than-temporary impairment charge.

Business and Industry Risks

We may not be able to continue to grow our business, which may adversely impact our results of operations.

Our total assets have grown from approximately $13.7 billion at December 31, 2008, to $18.0 billion at December 31, 2012. Our business strategy calls for continued expansion. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities, and acquire other bank and non-bank entities. In the event that we do not continue to grow, our results of operations could be adversely impacted.

Our ability to grow successfully will depend on whether we can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

Geographic concentration in one market may unfavorably impact our operations.

Substantially all of our business is with customers located within Pennsylvania, Maryland, and New Jersey, and our operations are heavily concentrated in the Mid-Atlantic region. As a result of this geographic concentration, our results depend largely on economic conditions in these and surrounding areas. Deterioration in economic conditions in this market could:

- increase loan delinquencies;
- increase problem assets and foreclosures;
- increase claims and lawsuits;
- decrease the demand for our products and services; and
- decrease the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power, the value of assets associated with nonperforming loans and collateral coverage.

Generally, we make loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in our market area could reduce our growth rate, affect our borrowers' ability to repay their loans and, consequently, adversely affect our financial condition and performance. For example, we place substantial reliance on real estate as collateral for our loan portfolio. A sharp downturn in real estate values in our market area could leave many of our loans inadequately collateralized. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings could be adversely affected.

The inability to hire or retain key personnel could adversely affect our business.

Susquehanna and its subsidiaries face intense competition with various other financial institutions, as well as from non-bank providers of financial services, such as credit unions, brokerage firms, insurance agencies, consumer finance companies and government organizations, for the attraction and retention of key personnel, specifically those who generate and maintain our customer relationships and serve in other key operation positions in the areas of finance, credit oversight and administration, and wealth management. These competitors may offer greater compensation and benefits, which could result in the loss of potential and/or existing substantial customer relationships and may adversely affect our ability to compete effectively.

Our exposure to credit risk, because we focus on commercial lending, could adversely affect our earnings and financial condition.

There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

Commercial loans, including commercial real estate, are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Our consolidated commercial lending operations include commercial, financial and agricultural lending, real estate construction lending, and commercial mortgage lending, which comprised 17.6%, 6.6% and 30.8% of our total loan portfolio, respectively, as of December 31, 2012. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be inadequately collateralized.

Because our loan portfolio contains a significant number of commercial real estate, commercial and industrial loans, and construction loans, the deterioration of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in loan charge-offs and a corresponding increase in the provision for loan losses, which could adversely impact our financial condition and results of operations.

Changes in our accounting policies, as well as estimates we make, could materially affect how we report our financial condition or results of operations.

Our accounting policies are fundamental to understanding our financial condition and results of operations, and are based on current accounting rules. Certain of our accounting policies, as well as estimates we make, are "critical", as they are both important to the presentation of our financial condition and results of operations, and they require management to make particularly difficult, complex, or subjective judgments and estimates, often regarding matters that are inherently uncertain. Actual results could differ from our estimates and the use of different judgments and assumptions related to these policies and estimates could have a material impact on our consolidated financial statements. For a description of our critical accounting policies, refer to **"Note 1. Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements appearing in Part II, *Item 8*.**

From time to time, the Financial Accounting Standards Board ("FASB") and the Securities and Exchange Commission ("SEC") change the financial accounting and reporting guidance that governs the preparation of our financial statements. These changes are beyond our control, can be difficult to predict, and could materially impact how we report our financial condition and results of operations. We could be required to apply new or revised guidance retrospectively, which may result in the revision of prior financial statements by material amounts. The implementation of new or revised guidance could result in material adverse effects to our reported capital.

If our allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, our earnings would decrease.

To absorb probable, incurred loan and lease losses that we may realize, we recognize an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience, and delinquency trends. However, we cannot estimate loan and lease losses with certainty, and we cannot assure you that charge-offs in future periods will not exceed the allowance for loan and lease losses. If charge-offs exceed our allowance, our earnings would decrease. In addition, regulatory agencies, as an integral part of their examination process, review our allowance for loan and lease losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in our allowance for loan and lease losses, such as a prolonged economic downturn or continued weakening in general economic conditions such as inflation, recession, unemployment or other factors beyond our control, could reduce our earnings.

Susquehanna Bank could be required to repurchase mortgage loans or indemnify mortgage loan purchasers due to breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could have a material adverse impact on our liquidity, results of operations and financial condition.

Susquehanna Bank is the successor to Graystone Tower Bank and its predecessor, the First National Bank of Chester County ("FNBCC"). FNBCC operated a significant amount of mortgage banking activities through its American Home Bank Division ("AHB Division"). When FNBCC or Graystone Tower Bank sold mortgage loans through this division, they were required to make customary representations and warranties to purchasers about the mortgage loans and the manner in which they were originated. The whole loan sale agreements assumed by Susquehanna Bank through the Tower Merger require it to repurchase or substitute mortgage loans in the event there was a breach of any of these representations or warranties. In addition, Susquehanna Bank may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. Likewise, Susquehanna Bank is required to repurchase or substitute mortgage loans if it breaches a representation or warranty that was previously made in connection with a securitization. Although Susquehanna Bank may have remedies available against the originating broker or correspondent in these situations, those remedies may not be as broad as the remedies available to a purchaser of mortgage loans against Susquehanna Bank, and Susquehanna Bank faces further risk that the originating broker or correspondent may not have the financial capacity to perform remedies that otherwise may be available to it. Therefore, if a purchaser enforces its remedies, Susquehanna Bank may not be able to recover its losses from the originating broker or correspondent. If repurchase and indemnity demands increase significantly, our liquidity, results of operations and financial condition may be adversely affected.

Changes in interest rates may adversely affect our earnings and financial condition.

Our net income depends primarily upon our net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates, and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce our net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events, and changes in the United States and other financial markets.

We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest-rate-sensitive assets and interest-rate-sensitive liabilities. However, interest-rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our results of operations and financial performance.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability.

Our banking subsidiary faces substantial competition in originating loans, both commercial and consumer. This competition comes principally from other banks, savings institutions, mortgage banking companies, and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that our banking subsidiary originates and the interest rates it may charge on these loans.

In attracting business and consumer deposits, our bank subsidiary faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations. As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds.

Our banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our banking operations. As a result, such non-bank competitors may have advantages over our banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit our margins on banking and non-banking services, reduce our market share, and adversely affect our earnings and financial condition.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements, which could reduce our ability to effectively compete.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business.

As part of our business we collect, process, and retain sensitive and confidential client and customer information in both paper and electronic form. We have taken reasonable and prudent security measures to prevent the loss of this information, including steps to detect and deter cyber-related crimes intended to electronically infiltrate our network, capture sensitive client and customer information, deny service to customers via our website, and harm our electronic processing capability. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses or compromises, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information, whether by us or by our vendors, could severely damage our reputation, expose us to the risks of litigation and liability, disrupt our operations and have a material adverse effect on our business.

Government regulation significantly affects our business.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. As a financial holding company, we are subject to regulation by the Federal Reserve Board. Our bank subsidiary, as of December 31, 2011, is also regulated by the Federal Reserve Board and is subject to regulation by the Pennsylvania Department of Banking and Securities and recently, the Consumer Financial Protection Bureau as to consumer financial services and products. These regulations affect lending practices, capital structure, investment practices, dividend policy, and growth. In addition, we have non-bank operating subsidiaries from which we derive income. Several of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, industries which are also heavily regulated on both a state and federal level. In addition, newly enacted and amended laws, regulations, and regulatory practices affecting the financial service industry may result in higher capital requirements, higher insurance premiums and limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to offer new products and services, obtain financing, attract deposits. make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on us. As a public company, we are also subject to the corporate governance standards set forth in the Sarbanes-Oxley Act of 2002, as well as any applicable rules or regulations promulgated by the SEC and The NASDAQ Stock Market, LLC. Complying with these existing and any newly enacted standards, rules and regulations may impose administrative costs and burdens on us.

The Pennsylvania business corporation law and various anti-takeover provisions under our articles of incorporation could impede the takeover of the company.

Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Susquehanna, even if the acquisition would be advantageous to shareholders. In addition, we have various anti-takeover measures in place under our articles of incorporation. Any one or more of these measures may impede the takeover of Susquehanna without the approval of our board of directors and may prevent our shareholders from taking part in a transaction in which they could realize a premium over the current market price of our common stock.

Acquisitions may place additional burdens on our business and dilute our shareholders' value.

We recently completed our acquisitions of Abington Bancorp, Inc. and Tower Bancorp, Inc. and we regularly evaluate merger and acquisition opportunities related to possible transactions with other financial institutions. As a result, negotiations may take place and future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. We seek merger or acquisition partners that are culturally similar, have experienced management, and possess either significant market presence or have potential for improved profitability through financial management, economies of scale, or expanded services. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses, litigation, or unexpected future operating expenses such as unanticipated costs to integrate the two businesses, increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on our results of operations and financial condition following a merger or acquisition. In addition, if actual costs are materially different than expected costs, such a merger or acquisition could have a significant dilutive effect on our earnings per share.

We have been and will likely continue to be involved in a variety of litigation arising out of our business operations and acquisitions.

From time to time, we may be involved in a variety of litigation, claims or legal action arising out of our business operations or acquisitions. In recent years we have been the target of various lawsuits, ranging from ordinary disputes brought by counterparties with whom we have done business to suits brought by class action firms alleging business practices that are unfair to consumers. Similarly, our recent acquisitions of Abington Bancorp, Inc. ("Abington"), and Tower Bancorp, Inc. ("Tower") resulted in litigation alleging breaches of fiduciary duties by Abington's and Tower's directors and aiding and abetting those breaches by Susquehanna. Susquehanna ultimately bore the non-insured portion of the costs and expenses of these suits.

Any claims asserted, regardless of merit or eventual outcome, may harm our reputation and may cause us to incur significant expense. Our insurance coverage may not cover all claims that may be asserted against us. In addition, we may not be able to obtain appropriate types or levels of insurance coverage in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all. Substantial legal liability could materially adversely affect our business, financial condition or results of operations.

We may incur impairments to goodwill.

At December 31, 2012, we had approximately $1.3 billion recorded as goodwill. We evaluate goodwill for impairment, at least annually during the second quarter, of the fiscal year. Significant negative industry or economic trends, including the decline in the market price of our common stock, or reduced estimates of future cash flows or disruptions to our business could result in impairments to goodwill. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely on projections of future operating performance. We operate in competitive environments and projections of future operating results and cash flows may vary significantly from actual results. If our analysis results in impairment to goodwill, we would be required to record an impairment charge to earnings in our financial statements during the period in which such impairment is determined to exist. Any such change could have a material adverse effect on our results of operations and stock price.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We reimburse our subsidiaries for space and services utilized. Our executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania, which we lease from our subsidiary, Susquehanna Bank. We also lease office space located at 13511 Label Lane, Hagerstown, Maryland, for our loan servicing center.

As of December 31, 2012, our bank subsidiary operated 261 branches and 47 free-standing automated teller machines. It owned 134 of the branches and leased the remaining 127. Thirty-two (32) additional locations were owned or leased by Susquehanna Bank to facilitate operations and expansion. We believe that the properties currently owned and leased by our subsidiaries are adequate for present levels of operation.

As of December 31, 2012, the offices (including executive offices) of our bank subsidiary were as follows:

Subsidiary	Location of Executive Office	Executive Office Owned/Leased	Location of Offices (including executive office)
Susquehanna Bank	1570 Manheim Pike Lancaster, Pennsylvania	Owned	261 banking offices in Adams, Bedford, Berks, Bucks, Centre, Chester, Cumberland, Dauphin, Delaware, Franklin, Fulton, Lancaster, Lebanon, Lehigh, Luzerne, Lycoming, Montgomery, Northampton, Northumberland, Philadelphia, Schuylkill, Snyder, Union and York counties, Pennsylvania; Baltimore City, Allegany, Anne Arundel, Baltimore, Carroll, Garrett, Harford, Howard, Washington and Worcester counties, Maryland; Atlantic, Burlington, Camden, Cumberland and Gloucester counties, New Jersey; and Berkeley County, West Virginia

As of December 31, 2012, the offices (including executive offices) of our non-bank subsidiaries were as follows:

Subsidiary	Location of Executive Office	Executive Office Owned/Leased	Location of Offices (including executive office)
Boston Service Company, Inc., t/a Hann Financial Service Corp.	One Centre Drive Jamesburg, New Jersey	Leased	2 office located in Gloucester and Middlesex counties, New Jersey
Valley Forge Asset Management Corp.	150 South Warner Road, Suite 200 King of Prussia, Pennsylvania	Leased	3 offices located in Lancaster and Montgomery counties, Pennsylvania, and New Castle County, Delaware
The Addis Group, LLC	2500 Renaissance Boulevard King of Prussia, Pennsylvania	Leased	1 office located in Montgomery County, Pennsylvania
Stratton Management Company	150 South Warner Suite 400 King of Prussia, Pennsylvania	Leased	1 office located in Montgomery County, Pennsylvania

Item 3. Legal Proceedings.

Susquehanna and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions with numerous customers throughout offices in Pennsylvania, Maryland, New Jersey and West Virginia. Although we have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, litigation presents an ongoing risk. In the ordinary course of operations, Susquehanna and our subsidiaries are subject to routine litigation incidental to our business.

Overdraft Litigation

On July 29, 2011, Susquehanna Bank was named as a defendant in a purported class action lawsuit filed by two New Jersey customers of the bank in the United States District Court of Maryland. The suit challenges the manner in which checking account overdraft fees were charged and the policies related to the posting order of debit card and other checking account transactions. The suit makes claims under New Jersey's consumer fraud act and under the common law for breach of contract, breach of the covenant of good faith and fair dealing, unconscionability, conversion and unjust enrichment. The case was transferred for pretrial proceedings to pending multi-district litigation in the U.S. District Court for the Southern District of Florida.

To avoid the costs, risks and uncertainties inherent in litigation and without admitting any of the allegations in the complaint, Susquehanna in good faith participated in mediation with plaintiffs' counsel and as a result of negotiations following from the mediation, on December 20, 2012, Susquehanna and counsel for plaintiffs entered into a Summary Agreement, subject to preliminary and final approval of the settlement and dismissal of the action with prejudice by the Court.

Management, after consultation with legal counsel, currently does not anticipate that the aggregate settlement amount arising out of this proceeding will have a material adverse effect on our results of operation, financial position, or cash flows.

Lehman Litigation

In September 2010, Lehman Brothers Special Financing, Inc. ("LBSF") filed suit in the United States Bankruptcy court for the Southern District of New York against certain indenture trustees, certain special-purpose entities (issuers) and a class of noteholders and trust certificate holders who received distributions from the trustees, including Susquehanna, to recover funds that were allegedly improperly paid to the noteholders in forty-seven separate collateralized debt obligation transactions ("CDO"). In June 2007, two of our affiliates each purchased $5.0 million in AAA rated Class A Notes of a CDO offered by Lehman Brothers, Inc. Concurrently with the issuance of the notes, the issuer entered into a credit swap with LBSF. Lehman Brothers Holdings, Inc. ("LBHI") guaranteed LBSF's obligations to the issuer under the credit swap. When LBHI filed for bankruptcy in September 2008, an Event of Default under the indenture occurred, and the trustee declared the notes to be immediately due and payable. Susquehanna was repaid its principal on the notes in September 2008.

This legal proceeding is in its early stages of discovery; thus it is not yet possible for us to estimate potential loss, if any. Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of this proceeding will have a material adverse effect on our financial position, or cash flows; although, at the present time, management is not in a position to determine whether such proceeding will have a material adverse effect on our results of operations in any future quarterly reporting period.

Other Legal Proceedings

From time to time, Susquehanna receives subpoenas and other requests for information from various federal and state governmental and regulatory authorities in connection with certain industry-wide, company-specific or other investigations or proceedings. Susquehanna's policy is to fully cooperate with such inquiries. Susquehanna and certain of its subsidiaries have been named as defendants in various legal actions arising out of the normal course of business, including claims against entities to which Susquehanna is a successor as a result of business combinations. In the opinion of management, the ultimate resolution of these lawsuits should not have a material adverse effect on Susquehanna's business, consolidated financial position or results of operations. It is possible, however, that future developments could result in an unfavorable ultimate outcome for or resolution of any one or more of the lawsuits in which Susquehanna or its subsidiaries are defendants, which may be material to Susquehanna's results of operations for a particular quarterly reporting period. Litigation is inherently uncertain, and management cannot make assurances that Susquehanna will prevail in any of these actions, nor can management reasonably estimate the amount of damages that Susquehanna might incur.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Susquehanna's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information. Our common stock is listed for quotation on the Nasdaq Global Select Market under the symbol "SUSQ". Set forth below are the quarterly high and low sales prices of our common stock as reported on the Nasdaq Global Select Market for the years 2012 and 2011, and cash dividends paid.

Table 3
Quarterly Summary of Market Price and Cash Dividends Declared on Common Stock

Year	Period	Cash Dividends Paid	Price Range Per Share	
			Low	High
2012	1st Quarter	$0.03	$8.31	$10.27
	2nd Quarter	0.05	8.87	10.64
	3rd Quarter	0.06	9.95	11.27
	4th Quarter (1)	0.14	9.19	10.85
2011	1st Quarter	$0.01	$8.63	$10.43
	2nd Quarter	0.02	7.50	9.89
	3rd Quarter	0.02	5.25	8.21
	4th Quarter	0.03	5.20	8.51

(1) Includes acceleration of payment of 1st quarter 2013 dividend of $ .07.

As of February 15, 2013, there were 12,588 record holders of Susquehanna common stock.

Dividend Policy. Dividends paid to our shareholders are provided from dividends paid to us by our subsidiaries. Our ability to pay dividends is largely dependent upon the receipt of dividends from Susquehanna Bank. Both federal and state laws impose restrictions on the ability of Susquehanna Bank to pay dividends. These include the Pennsylvania Banking Code of 1965, the Federal Reserve Act and the applicable regulations under such laws. In addition, the net capital rules of the SEC under the Securities Exchange Act of 1934 limit the ability of Valley Forge Asset Management Corp. and Stratton Management Company to pay dividends to us. In addition to the specific restrictions summarized below, the banking and securities regulatory agencies also have broad authority to prohibit otherwise permitted dividends proposed to be made by an institution regulated by them if the agency determines that their distribution would constitute an unsafe or unsound practice.

The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings.

For state-chartered banks which are members of the Federal Reserve System, the approval of the Federal Reserve Board is required for the payment of dividends by the bank subsidiary in any calendar year if the total of all dividends declared by the bank in that calendar year, including the proposed dividend, exceeds the current year's net income combined with the retained net income for the two preceding calendar years. "Retained net income" for any period means the net income for the period less any common or preferred stock dividends declared in that period. Moreover, no dividends may be paid by such bank in excess of its undivided profits account.

Dividends by a Pennsylvania state-chartered bank payable in cash or property other than shares may be paid only out of accumulated net earnings and are restricted by the requirement that the bank set aside to a surplus fund each year at least 10% of its net earnings until the bank's surplus equals the amount of its capital (a requirement presently satisfied in the case of Susquehanna Bank). Furthermore, a Pennsylvania bank may not pay such a dividend if the payment would result in a reduction of the surplus account of the bank.

Stock Performance Graph. The following graph compares the performance of our common stock during the period beginning December 31, 2007 through December 31, 2012, to that of the total return index for the NASDAQ Composite, the SNL Mid-Atlantic Bank Index, and the SNL Mid Cap U.S. Bank Index (which includes Susquehanna) assuming an investment of $100 on December 31, 2007. In calculating total annual shareholder return, reinvestment of dividends, if any, is assumed. The indices are included for comparative purpose only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our common stock. We are including the SNL Mid Cap U.S. Bank Index because it is a broad index that includes all publicly traded (NYSE, NYSE MKT, NASDAQ, OTC BB, Pink Sheets) banks in SNL's coverage universe with $1B to $5B Total Common Market Capitalization as of most recent pricing data and we believe this is a more accurate comparison than the SNL Mid-Atlantic Bank Index, which we will not use as a comparison in the future.


Comparison of 5 Year Cumulative Total Return
Susquehanna Bancshares, Inc.
NASDAQ Composite
SNL Mid-Atlantic Bank
SNL Mid Cap U.S. Bank Index
Index Value
140
120
100
80
60
40
20
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

	Period Ending					
Index	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**
Susquehanna Bancshares, Inc.	100.00	91.74	35.34	58.35	51.02	65.55
NASDAQ Composite	100.00	60.02	87.24	103.08	102.26	120.42
SNL Mid-Atlantic Bank	100.00	55.09	57.99	67.65	50.82	68.08
SNL Mid Cap U.S. Bank Index	100.00	52.25	44.30	51.51	45.28	50.74

Source : SNL Financial LC, Charlottesville, VA © 2012

Item 6. Selected Financial Data

Susquehanna Bancshares, Inc. & Subsidiaries

Years ended December 31,	2012 (1)	2011 (2)	2010	2009	2008
	(Amounts in thousands, except per share data)				
Interest income	**$ 710,630**	$ 594,768	$ 613,695	$ 643,824	$ 697,070
Interest expense	**119,392**	161,618	187,189	235,008	298,768
Net interest income	**591,238**	433,150	426,506	408,816	398,302
Provision for loan and lease losses	**64,000**	110,000	163,000	188,000	63,831
Noninterest income	**166,759**	182,668	152,148	163,699	142,309
Noninterest expenses	**490,017**	460,180	382,650	382,472	367,201
Income before taxes	**203,980**	45,638	33,004	2,043	109,579
Net income	**141,172**	54,905	31,847	12,675	82,606
Preferred stock dividends and accretion	**0**	0	15,572	16,659	792
Net income (loss) applicable to common shareholders	**141,172**	54,905	16,275	(3,984)	81,814
Cash dividends declared on common stock	**51,393**	11,212	4,757	31,898	89,462
Per Common Share Amounts					
Net income:					
Basic	**$ 0.77**	$ 0.40	$ 0.13	$ (0.05)	$ 0.95
Diluted	**0.77**	0.40	0.13	(0.05)	0.95
Cash dividends declared on common stock	**0.28**	0.08	0.04	0.37	1.04
Dividend payout ratio	**36.4%**	20.4%	29.2%	n/m (3)	109.3%
Financial Ratios					
Return on average total assets	**0.81%**	0.38%	0.23%	0.09%	0.62%
Return on average shareholders' equity	**5.62**	2.67	1.53	0.65	4.80
Return on average tangible shareholders' equity (4)	**12.03**	6.01	3.69	2.19	13.35
Average equity to average assets	**14.33**	14.31	15.00	14.31	12.92
Net interest margin	**4.01**	3.60	3.67	3.58	3.62
Efficiency ratio (5)(6)	**60.37**	66.83	64.62	65.28	66.46
Capital Ratios					
Leverage	**8.98%**	10.73%	10.27%	9.73%	9.92%
Tier 1 risk-based capital	**11.08**	13.65	12.65	11.17	11.17
Total risk-based capital	**12.63**	15.41	14.72	13.48	13.52
Credit Quality					
Net charge-offs/Average loans and leases	**0.55%**	1.16%	1.46%	1.32%	0.42%
Nonperforming assets/Loans and leases plus foreclosed real estate	**0.96**	1.88	2.23	2.48	1.20
ALLL/Nonaccrual loans and leases	**188**	120	97	79	108
ALLL/Total loans and leases	**1.43**	1.80	1.99	1.75	1.18
Year-End Balances					
Total assets	**$18,037,667**	$14,974,789	$13,954,085	$13,689,262	$13,682,988
Investment securities	**2,730,335**	2,431,515	2,417,611	1,875,267	1,879,891
Loans and leases, net of unearned income	**12,894,741**	10,447,930	9,633,197	9,827,279	9,653,873
Deposits	**12,580,046**	10,290,472	9,191,207	8,974,363	9,066,493
Total borrowings	**2,530,040**	2,083,673	2,371,161	2,512,894	2,428,085
Shareholders' equity	**2,595,909**	2,189,628	1,984,802	1,981,081	1,945,918
Selected Share Data					
Common shares outstanding (period end)	**186,554**	156,867	129,966	86,474	86,174
Average common shares outstanding:					
Basic	**182,896**	136,509	121,031	86,257	85,987
Diluted	**183,578**	136,876	121,069	86,257	86,037
Common shareholders of record	**12,631**	12,747	11,301	11,668	12,035
At December 31:					
Book value per common share	**$ 13.92**	$ 13.96	$ 15.27	$ 19.53	$ 19.21
Tangible book value per common share	**6.88**	7.28	7.18	7.25	6.77
Market price per common share	**10.48**	8.38	9.68	5.89	15.91

(1) On February 17, 2012, we completed our acquisition of Tower Bancorp, Inc. All transactions since the acquisition date are included in our consolidated financial statements.

(2) On October 1, 2011, we completed our acquisition of Abington Bancorp, Inc. All transactions since the acquisition date are included in our consolidated financial statements.

(3) Not meaningful.

(4) Supplemental Reporting of Non-GAAP-based Financial Measures

Return on average tangible shareholders' equity is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is return on average shareholders' equity, which is calculated using GAAP-based amounts. We calculate return on average tangible shareholders' equity by excluding the balance of intangible assets and their related amortization expense from our calculation of return on average shareholders' equity. Management uses the return on average tangible shareholders' equity in order to review our core operating results. This is consistent with the treatment by bank regulatory agencies which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average shareholders' equity to return on average tangible shareholders' equity is set forth below.

(5) 2012 adjusted for merger related expenses, and loss on extinguishment of debt.

(6) 2011 adjusted for net realized gain on acquisition, merger related expenses, and loss on extinguishment of debt.

Table 4
Reconciliation of Non-GAAP Measures

Tangible Book Value per Common Share	2012	2011	2010	2009	2008
End of period balance sheet data					
Shareholders' equity	$ 2,595,909	$ 2,189,628	$ 1,984,802	$ 1,981,081	$ 1,945,918
Preferred shares	0	0	0	(292,359)	(290,700)
Goodwill and other intangible assets	(1,311,691)	(1,047,112)	(1,052,107)	(1,061,544)	(1,071,595)
Tangible common equity (numerator)	$ 1,284,218	$ 1,142,516	$ 932,695	$ 627,178	$ 583,623
Common shares outstanding (denominator)	186,554	156,867	129,966	86,474	86,174
Tangible book value per common share	$ 6.88	$ 7.28	$ 7.18	$ 7.25	$ 6.77

Return on Average Tangible Shareholders' Equity	2012	2011	2010	2009	2008
Return on average shareholders' equity (GAAP basis)	5.62%	2.67%	1.53%	0.65%	4.80%
Effect of excluding average intangible assets and related amortization	6.41	3.34	2.16	1.54	8.55
Return on average tangible shareholders' equity	12.03	6.01	3.69	2.19	13.35

Efficiency Ratio	2012	2011	2010	2009	2008
Other expense	$490,017	$460,180	$382,650	$382,472	$367,201
Less: Merger related expenses	(17,351)	(14,991)	0	0	0
Loss on extinguishment of debt	(5,860)	(50,020)	0	0	0
Noninterest operating expense (numerator)	$466,806	$395,169	$382,650	$382,472	$367,201
Taxable-equivalent net interest income	$606,529	$447,800	440,036	422,207	410,179
Other income	166,759	182,668	152,148	163,699	142,309
Less: Net realized gain on acquisition	0	(39,143)	0	0	0
Denominator	$773,288	$591,325	$592,184	$585,906	$552,488
Efficiency ratio	60.37%	66.83%	64.62%	65.28%	66.46%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following pages of this report present management's discussion and analysis of the consolidated financial condition and results of operations of Susquehanna Bancshares, Inc. and its subsidiaries.

The following discussion and analysis, the purpose of which is to provide investors and others with information that we believe to be necessary for an understanding of our financial condition, changes in financial condition, and results of operations, should be read in conjunction with the financial statements, notes, and other information contained in this document.

The following information refers to the parent company and its wholly owned subsidiaries: Boston Service Company, Inc. (t/a Hann Financial Service Corporation) ("Hann"), Susquehanna Bank and subsidiaries, Valley Forge Asset Management Corp. ("VFAM"), Stratton Management Company and subsidiary ("Stratton"), and The Addis Group, LLC ("Addis").

Critical Accounting Estimates

Susquehanna's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and conform to general practices within the banking industry. Application of these principles involves complex judgments and estimates by management that have a material impact on the carrying value of certain assets and liabilities. The judgments and estimates that we used are based on historical experiences and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and estimates that we have made, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of our operations.

Our most significant accounting estimates are presented in **"Note 1. Summary of Significant Accounting Policies" to the consolidated financial statements appearing in Part II, *Item 8*.** Furthermore, we believe that the determination of the allowance for loan and lease losses, the evaluation of goodwill, the analysis of certain debt securities to determine if an-other-than-temporary impairment exists, and the determination of the fair value of certain financial instruments to be the accounting areas that require the most subjective and complex judgments.

The allowance for loan and lease losses represents management's estimate of probable incurred credit losses inherent in the loan and lease portfolio as of the balance sheet date. Determining the amount of the allowance for loan and lease losses is considered a complex accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan and lease portfolio also represents the largest asset type on the consolidated balance sheet. For additional information about our process for determining the allowance for loan and lease losses, refer *to **"Results of Operations—Provision and Allowance for Loan and Lease Losses"*** **below, and "Note 6. Allowance for Loan and Lease Losses" to the consolidated financial statements appearing in Part II, *Item 8*.**

Goodwill is evaluated for impairment on an annual basis and more often if situations or the economic environment warrant it. In performing these evaluations, management makes critical estimates to determine the fair value of its reporting units. Such estimates include assumptions used in determining cash flows and evaluation of appropriate market multiples. For additional information about goodwill, refer to **"Note 8. Goodwill and Other Intangibles" to the consolidated financial statements appearing in Part II, *Item 8*.**

Certain debt securities that are in unrealized loss positions are analyzed to determine if they are other-than-temporarily impaired. This analysis consists of calculating expected cash flows, taking into consideration credit default and severity rates, prepayments, deferrals, waterfall structure, covenants relating to the securities, and appropriate discount rates. Furthermore, if a security is found to be other than temporarily impaired, additional analysis is required to determine the portion of the loss attributable to credit quality. For additional information about other-than-temporary impairment of debt securities, refer to **"Note 4. Investment Securities" to the consolidated financial statements appearing in Part II, *Item 8*.**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As defined in U.S. GAAP, Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. For additional information about our financial assets and financial liabilities carried at fair value, refer to **"Note 22. Fair Value Disclosures" to the consolidated financial statements appearing in Part II, *Item 8*.**

Any material effect on the consolidated financial statements related to these complex accounting areas is also discussed within the body of this document.

Executive Overview

Net income applicable to common shareholders for the year ended December 31, 2012 was $141.2 million, an increase of $86.3 million when compared to net income applicable to common shareholders for the year ended December 31, 2011.

The following table compares our 2012 financial targets to actual results and sets forth our financial targets for 2013:

Table 5
Key Susquehanna Financial Targets and Results

	2012		2013
	Target	Actual	Target
Net interest margin (FTE)	3.75%	4.01%	3.90%
Loan growth	25.0%	23.4%	5.0%
Deposit growth	27.0%	22.2%	6.0%
Noninterest income growth	-11.0%	-8.7%	8.0%
Noninterest expense growth	3.5%	6.5%	-2.0%
Effective tax rate	29.0%	30.8%	32.0%

During 2012 we continued our efforts to reduce interest expense by increasing our core deposits and reducing our reliance on higher rate time deposits. During 2012, core deposits increased $2.0 billion, or 28.5%. Excluding the Tower transaction, core deposits increased $675.4 million, or 9.8%. Time deposits increased 9.7%, or $332.5 million. Excluding the Tower transaction, time deposits decreased $460.2 million or 13.5%. These changes reduced our cost of deposits by 24 basis points in 2012.

In 2012 we completed a $150.0 million 5.375% Senior Debt offering. The proceeds from this offering plus available cash allowed us to redeem $287.1 million of long-term debt with interest rates ranging from 6.05% to 11.00%. This strategic move along with the restructuring of FHLB borrowings in the fourth quarter of 2011 reduced our overall borrowing expense by $34.4 million in 2012.

Total loans increased $2.4 billion, or 23.4%. Loans acquired in the Tower transaction totaled $2.0 billion. We continued to intentionally reduce our exposure in the Real Estate – Construction portfolio during 2012. If we exclude the intentional reduction, our loan balances increased $662.2 million, or 6.3%, excluding Tower.

We saw improvement in the credit quality of our loan portfolios in 2012. Net charge-offs declined to 0.55% of average loans and leases in 2012, from 1.16% in 2011. Non-performing assets as a percentage of loans and leases plus foreclosed real estate was 0.96% at December 31, 2012 compared to 1.88% at December 31, 2011. As a result, we decreased our provision for loan and lease losses to $64.0 million for 2012 from $110.0 million in 2011.

At December 31, 2012, our capital ratios exceeded regulatory requirements for a well-capitalized institution.

We continue to closely monitor, and act upon, the new regulatory changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act. We have already seen a negative effect of $5.2 million in 2012 on interchange fees that banks earn on debit card transactions. There may be additional regulations that could result in decreased revenues and increased costs.

Acquisition of Tower Bancorp, Inc.

On February 17, 2012, we completed the acquisition of Tower Bancorp, Inc. ("Tower"), a bank holding company based in Harrisburg, Pennsylvania with approximately $2.5 billion of assets, through a merger of Tower with and into Susquehanna. In connection with the Tower merger, Tower's wholly-owned banking subsidiary, Graystone Tower Bank, a Pennsylvania chartered bank, was merged into Susquehanna's wholly-owned banking subsidiary Susquehanna Bank, with Susquehanna Bank being the surviving institution. The acquisition of Tower enhances Susquehanna's footprint in Pennsylvania and Maryland. The acquisition was accounted for under the purchase method, and was considered immaterial.

Summary of 2012 Compared to 2011

Results of Operations

Net income applicable to common shareholders for the year ended December 31, 2012 was $141.2 million, an increase of $86.3 million when compared to net income applicable to common shareholders of $54.9 million in 2011. The provision for loan and lease losses decreased 41.8%, to $64.0 million for 2012, from $110.0 million for 2011. Net interest income increased 36.5%, to $591.2 million for 2012, from $433.2 million in 2011. Noninterest income increased 16.2% to $166.8 million for 2012, from $143.5 million for 2011, excluding the one-time gain on acquisition; and noninterest expenses, excluding the loss on extinguishment of debt and merger-related expenses, for 2012 were $466.8 million, an increase of 18.1% over 2011 when noninterest expenses were $395.2 million.

Additional information is as follows:

Table 6
Key Susquehanna Financial Measures

	Twelve Months Ended December 31,	
	2012	2011
Diluted Earnings per Common Share	$ 0.77	$ 0.40
Return on Average Assets	0.81%	0.38%
Return on Average Equity	5.62%	2.67%
Return on Average Tangible Equity (1)	12.03%	6.01%
Efficiency Ratio	60.37%	66.83%
Net Interest Margin	4.01%	3.60%

The following discussion details the factors that contributed to these results.

(1) Supplemental Reporting of Non-GAAP-based Financial Measures

Return on average tangible equity is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is return on average equity, which is calculated using GAAP-based amounts. We calculate return on average tangible equity by excluding the balance of intangible assets and their related amortization expense from our calculation of return on average equity. Management uses the return on average tangible equity in order to review our core operating results. Management believes that this is a better measure of our performance. In addition, this metric is consistent with the treatment by bank regulatory agencies, which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average shareholders' equity to return on average tangible shareholders' equity is set forth below.

Table 7
Reconciliation of Return on Average Shareholders' Equity to Return on Average Tangible Shareholders' Equity

	2012	2011
Return on average shareholders' equity (GAAP basis)	5.62%	2.67
Effect of excluding average intangible assets and related amortization	6.41	3.34
Return on average tangible shareholders' equity	12.03	6.01

Net Interest Income - Taxable Equivalent Basis

Our major source of operating revenues is net interest income, which increased to $591.2 million in 2012, as compared to $433.2 million in 2011. Net interest income as a percentage of net interest income plus other income was 78% for the twelve months ended December 31, 2012, 75% for the twelve months ended December 31, 2011 (excluding the net realized gain on acquisition), and 74% for the twelve months ended December 31, 2010.

Net interest income is the income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities, and short-term investments. The amount of interest income is dependent upon many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates, and the levels of non-performing loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, the rates paid on borrowed funds, and the levels of noninterest-bearing demand deposits and equity capital.

Table 8 presents average balances, taxable equivalent interest income and expense, and yields earned or paid on these assets and liabilities. For purposes of calculating taxable equivalent interest income, tax-exempt interest has been adjusted using a marginal tax rate of 35% in order to equate the yield to that of taxable interest rates. Table 9 illustrates the changes in net interest income caused by changes in average volume, rates, and yields.

The increase of $158.7 million in our taxable equivalent net interest income in 2012, as compared to 2011, was primarily the result of a $2.7 billion increase in our average interest-earning assets versus the prior year having a greater impact than the $2.2 billion increase in average interest-bearing liabilities, and a 41 basis point increase in the net interest margin, which was the result of the rate paid on interest-bearing liabilities declining 59 basis points, primarily resulting from: changes in deposit structure accounting for 17 basis points, the FHLB borrowings restructure in 2011 accounting for 22 basis points, and the 2012 redemption of debt accounting for 2 basis points. The yield earned on average interest-earning assets declined by 10 basis points from 2011 to 2012.

Variances do occur in the net interest margin, as an exact repricing of assets and liabilities is not feasible. A further explanation of the impact of asset and liability repricing is found in the section entitled *"**Market Risks**—Interest Rate Risk."*

Table 8
Distribution of Assets, Liabilities and Shareholders' Equity

	2012			2011			2010		
	Average Balance	Taxable Equivalent Interest	Taxable Equivalent Rate (%)	Average Balance	Taxable Equivalent Interest	Taxable Equivalent Rate (%)	Average Balance	Taxable Equivalent Interest	Taxable Equivalent Rate (%)
	(Dollars in thousands)								
Assets									
Short-term investments	**$ 108,408**	**$ 144**	**0.13**	$ 98,424	$ 108	0.11	$ 105,497	$ 182	0.17
Investment securities:									
Taxable	**2,320,582**	**53,659**	**2.31**	2,129,908	61,845	2.90	1,720,263	59,817	3.48
Tax-advantaged	**386,926**	**22,518**	**5.82**	399,554	24,355	6.10	364,651	23,073	6.33
Total investment securities	**2,707,508**	**76,177**	**2.81**	2,529,462	86,200	3.41	2,084,914	82,890	3.98
Loans and leases, net:									
Taxable	**11,934,701**	**628,426**	**5.27**	9,492,521	505,607	5.33	9,545,296	528,570	5.54
Tax-advantaged	**386,627**	**21,175**	**5.48**	311,342	17,503	5.62	254,377	15,583	6.13
Total loans and leases	**12,321,328**	**649,601**	**5.27**	9,803,863	523,110	5.34	9,799,673	544,153	5.55
Total interest-earning assets	**15,137,244**	**725,922**	**4.80**	12,431,749	609,418	4.90	11,990,084	627,225	5.23
Allowance for loan and lease losses	**(189,368)**			(194,746)			(184,304)		
Other noninterest-earning assets	**2,583,421**			2,125,775			2,094,105		
Total assets	**$17,531,297**			$14,362,778			$13,899,885		
Liabilities									
Deposits:									
Interest-bearing demand	**$ 5,453,701**	**$ 20,603**	**0.38**	$ 3,884,182	$ 21,323	0.55	$ 3,481,728	$ 22,279	0.64
Savings	**989,123**	**1,208**	**0.12**	815,066	1,161	0.14	766,210	1,173	0.15
Time	**3,939,528**	**47,168**	**1.20**	3,482,801	54,294	1.56	3,628,219	80,511	2.22
Short-term borrowings	**732,209**	**8,711**	**1.19**	658,477	8,133	1.24	627,704	4,156	0.66
FHLB borrowings	**1,076,962**	**13,723**	**1.27**	1,123,801	42,024	3.74	1,056,128	43,552	4.12
Long-term debt	**662,027**	**27,979**	**4.23**	684,065	34,683	5.07	713,101	35,518	4.98
Total interest-bearing liabilities	**12,853,550**	**119,392**	**0.93**	10,648,392	161,618	1.52	10,273,090	187,189	1.82
Demand deposits	**1,873,755**			1,413,077			1,309,516		
Other liabilities	**292,388**			245,592			232,439		
Total liabilities	**15,019,693**			12,307,061			11,815,045		
Equity	**2,511,604**			2,055,717			2,084,840		
Total liabilities & shareholders' equity	**$17,531,297**			$14,362,778			$13,899,885		
Net interest income / yield on average earning assets		**$606,530**	**4.01**		$447,800	3.60		$440,036	3.67

Additional Information

- Average loan balances include nonaccrual loans.
- Tax-advantaged income has been adjusted to a tax-equivalent basis using a marginal rate of 35%.
- For presentation in this table, balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

Table 9
Changes in Net Interest Income - Tax Equivalent Basis

	2012 Versus 2011 Increase (Decrease) Due to Change in			2011 Versus 2010 Increase (Decrease) Due to Change in		
	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
	(Dollars in thousands)					
Interest Income						
Other short-term investments	**$ 12**	**$ 23**	**$ 35**	$ (11)	$ (63)	$ (74)
Investment securities:						
Taxable	**5,192**	**(13,378)**	**(8,186)**	12,856	(10,829)	2,027
Tax-advantaged	**(756)**	**(1,081)**	**(1,837)**	2,150	(867)	1,283
Total investment securities	**4,436**	**(14,459)**	**(10,023)**	15,006	(11,696)	3,310
Loans (net of unearned income):						
Taxable	**128,657**	**(5,838)**	**122,819**	(2,908)	(20,055)	(22,963)
Tax-advantaged	**4,133**	**(461)**	**3,672**	3,279	(1,359)	1,920
Total loans	**132,790**	**(6,299)**	**126,491**	371	(21,414)	(21,043)
Total interest-earning assets	**$137,238**	**$(20,735)**	**$116,503**	$15,366	$(33,173)	$(17,807)
Interest Expense						
Deposits:						
Interest-bearing demand	**$ 7,099**	**$ (7,819)**	**$ (720)**	$ 2,411	$ (3,367)	$ (956)
Savings	**227**	**(180)**	**47**	73	(85)	(12)
Time	**6,523**	**(13,649)**	**(7,126)**	(3,113)	(23,104)	(26,217)
Short-term borrowings	**885**	**(307)**	**578**	213	3,764	3,977
FHLB borrowings	**(1,683)**	**(26,618)**	**(28,301)**	2,685	(4,213)	(1,528)
Long-term debt	**(1,087)**	**(5,617)**	**(6,704)**	(1,464)	629	(835)
Total interest-bearing liabilities	**11,964**	**(54,190)**	**(42,226)**	805	(26,376)	(25,571)
Net Interest Income	**$125,274**	**$ 33,455**	**$158,729**	$14,561	$ (6,797)	$ 7,764

Additional Information

- Changes that are due in part to volume and in part to rate are allocated in proportion to their relationship to the amounts of changes attributed directly to volume and rate.

Provision and Allowance for Loan and Lease Losses

The provision for loan and lease losses is the expense necessary to maintain the allowance for loan and lease losses as of the balance sheet date at a level appropriate to absorb management's estimate of probable incurred losses inherent in the loan and lease portfolio. Our provision for loan and lease losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans and leases, analyze delinquencies, ascertain loan and lease growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets we serve.

Commercial loans and commercial real estate loans of $0.5 million or greater are internally risk rated, using a standard rating system, by our loan officers and periodically reviewed by loan review personnel. Consumer loans, residential real estate loans, and leases are generally analyzed in the aggregate as they are of relatively small dollar size and homogeneous in nature.

Under our methodology for calculating the allowance for loan and lease losses, loss rates for the last three years on a rolling quarter-to-quarter basis, weighted towards the more recent periods, are determined for: (a) commercial credits (including agriculture, commercial, commercial real estate, land acquisition, development and construction); and (b) consumer credits (including residential real estate, consumer direct, consumer indirect, consumer revolving, and leases). After determining the loss rates, management adjusts these rates for certain considerations, such as trends in delinquency and other economic factors, and then applies the adjusted loss rates to loan balances of these portfolio segments.

In addition to using loss rates, secured commercial non-accrual loans of $0.5 million or greater are reviewed for impairment. Those loans that have specific loss allocations are identified and included in the reserve allocation. Risk-rated loans that are not reviewed for impairment are segregated into homogeneous pools with loss allocation rates that reflect the severity of risk. Loss rates are adjusted by applying other factors to the calculations. These factors include adjustments for current economic trends and other external factors, delinquency and risk trends, credit concentrations, credit administration policy, migration analysis, and other special allocations for unusual events or changes in products and volume.

This methodology provides an in-depth analysis of the bank's portfolio and reflects the probable inherent losses within it. Reserve allocations are then reviewed and consolidated. This process is performed on a quarterly basis, including a risk-rate review of commercial credit relationships.

It is our policy not to renegotiate the terms of a commercial loan simply because of a delinquency status. However, we use our Troubled Debt Restructuring Program to work with delinquent borrowers when the delinquency is temporary. A commercial loan is transferred to non-accrual status if it is not well-secured and in the process of collection, and is considered delinquent in payment if either principal or interest is past due ninety days or more. Interest income received on impaired commercial loans in 2012 and 2011, was $4.3 million and $6.7 million, respectively. Interest income that would have been recorded on these loans under the original terms in 2012 and 2011 was $9.3 million and $15.7 million, respectively. At December 31, 2012, we had no binding outstanding commitments to advance additional funds with respect to these impaired loans.

Consumer loans are typically charged-off when they are 120 days past due unless they are secured by real estate. Loans secured by real estate are evaluated on the basis of collateral value. Loans that are well-secured may continue to accrue interest, while other loans are charged down to net realizable value and placed on non-accrual depending upon their loan-to-value ratio.

While the economy remained sluggish in 2011, we have seen some improvement in 2012, which we believe is reflected in the improvement in the credit quality of our loan portfolio. As a result, we decreased our provision for loan and lease losses in accordance with our assessment process, which took into consideration a $58.7 million decrease in nonaccrual loans and leases since December 31, 2011, as noted in Table 19. The provision for loan and lease losses was $64.0 million for the year ended December 31, 2012 and $110.0 million for the year ended December 31, 2011. The allowance for loan and lease losses at December 31, 2012 was 1.43% of period-end loans and leases, or $184.0 million, and 1.80% of period-end loans and leases, or $188.1 million, at December 31, 2011. Loans of $2.0 billion were acquired as part of the Tower transaction. These loans were acquired at their fair value, which incorporates a discount for credit losses. This results in increases to loan and lease balances on Susquehanna's balance sheet without additional allowance for loan and lease losses, thus contributing to the decline in the allowance for loan and lease losses to period-end loans and leases ratio. Subsequent to the acquisition, these loans are subject to Susquehanna's credit policies.

Table 10
Provision and Allowance for Loan and Lease Losses

	2012	2011	2010	2009	2008
			(Dollars in thousands)		
Allowance for loan and lease losses, January 1	**$ 188,100**	$ 191,834	$ 172,368	$ 113,749	$ 88,569
Additions to provision for loan and lease losses charged to operations	**64,000**	110,000	163,000	188,000	63,831
Loans and leases charged-off during the year:					
Commercial, financial, and agricultural	**(22,758)**	(25,552)	(22,604)	(33,887)	(17,433)
Real estate - construction	**(17,598)**	(36,585)	(65,709)	(65,906)	(8,885)
Real estate secured - residential	**(14,343)**	(18,663)	(18,562)	(7,441)	(3,883)
Real estate secured - commercial	**(27,509)**	(45,213)	(43,086)	(20,593)	(2,154)
Consumer	**(3,364)**	(3,922)	(3,464)	(3,641)	(8,075)
Leases	**(4,463)**	(5,310)	(8,710)	(11,873)	(4,800)
Total charge-offs	**(90,035)**	(135,245)	(162,135)	(143,341)	(45,230)
Recoveries of loans and leases previously charged-off:					
Commercial, financial, and agricultural	**9,515**	5,835	4,478	4,779	1,625
Real estate - construction	**3,561**	7,106	6,974	1,306	5
Real estate secured - residential	**1,930**	1,916	923	286	226
Real estate secured - commercial	**4,610**	3,795	3,744	5,685	145
Consumer	**1,228**	1,371	1,254	1,120	3,626
Leases	**1,111**	1,488	1,228	784	952
Total recoveries	**21,955**	21,511	18,601	13,960	6,579
Net charge-offs	**(68,080)**	(113,734)	(143,534)	(129,381)	(38,651)
Allowance for loan and lease losses, December 31	**$ 184,020**	$ 188,100	$ 191,834	$ 172,368	$ 113,749
Average loans and leases outstanding	**$12,321,328**	$ 9,803,863	$9,799,673	$9,809,873	$9,169,996
Period-end loans and leases	**12,894,741**	10,447,930	9,633,197	9,827,279	9,653,873
Net charge-offs as a percentage of average loans and leases	**0.55%**	1.16%	1.46%	1.32%	0.42%
Allowance as a percentage of period-end loans and leases	**1.43%**	1.80%	1.99%	1.75%	1.18%

Determining the level of the allowance for probable loan and lease losses at any given point in time is difficult, particularly during uncertain economic periods. We must make estimates using assumptions and information that is often subjective and changing rapidly. The review of the loan and lease portfolios is a continuing process in light of a changing economy and the dynamics of the banking and regulatory environment. In our opinion, the allowance for loan and lease losses is adequate to meet probable incurred loan and lease losses at December 31, 2012. There can be no assurance, however, that we will not sustain losses in future periods that could be greater than the size of the allowance at December 31, 2012. The allowance for loan and lease losses as a percentage of non-accrual loans and leases (coverage ratio) increased to 188% at December 31, 2012, from 120% at December 31, 2011. Loans of $2.0 billion were acquired as part of the Tower transaction. These loans were acquired at their fair value, with both specific and general credit write-downs taken. This method allows for loan and lease balances to increase on Susquehanna's balance sheet without recording an additional allowance for loan and lease losses, thus reducing the increase in the coverage ratio. For more information on our accounting policy for purchased loans, refer to **"Note 1. Summary of Significant Accounting Policies" to the consolidated financial statements appearing in Part II, *Item 8.***

Should the economic climate deteriorate further, borrowers may experience increasing difficulty in meeting their payment obligations, and the level of non-performing loans and assets, charge-offs, and delinquencies could rise and require further increases in the provision. In addition, regulatory authorities, as an integral part of their examinations, periodically review the level of the allowance for loan and lease losses and may require additions to the allowance based upon their judgments about information available to them at the time of examination.

Noninterest Income

Noninterest income, as a percentage of net interest income plus noninterest income was 22%, 30%, and 26% for 2012, 2011, and 2010, respectively. For 2011, the ratio was 25% when the net realized gain on acquisition is excluded from the noninterest income component.

The following table presents a breakdown of Susquehanna's noninterest income.

Table 11
Noninterest Income

	Years Ended December 31,			% Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	Dollars in thousands				
Service charges on deposit accounts	$ 34,428	$ 31,728	$ 34,467	8.5%	(7.9)%
Vehicle origination and servicing fees	10,366	7,862	6,826	31.8	15.2
Asset management fees	29,138	28,153	28,362	3.5	(0.7)
Income from fiduciary-related activities	10,266	7,333	7,259	40.0	1.0
Commissions on brokerage, life insurance, and annuity sales	8,301	8,202	7,567	1.2	8.4
Commissions on property and casualty insurance sales	15,894	14,047	12,030	13.1	16.8
Other commissions and fees	21,510	23,728	24,661	(9.3)	(3.8)
Income from bank-owned life insurance	6,471	4,931	4,965	31.2	(0.7)
Net gain on sale of loans and leases	20,244	12,747	10,918	58.8	16.8
Net realized gain on sales of securities	1,674	3,878	13,408	(56.8)	(71.1)
Net impairment losses recognized in earnings	(241)	(3,364)	(3,891)	(92.8)	(13.5)
Other	8,708	4,280	5,576	103.5	(23.2)
	166,759	143,525	152,148	16.2	(5.7)
Net realized gain on acquisition	0	39,143	0	nm	nm
Total noninterest income	$166,759	$182,668	$152,148	(8.7)	20.1

Noninterest income, excluding net realized gain on acquisition, increased $23.2 million, or 16.2%, in 2012 compared to 2011. This net increase was primarily the result of the following:

- Increased *service charges on deposit accounts* of $2.7 million;
- Increased *vehicle origination and servicing fees* of $2.5 million:
- Increased *income from fiduciary-related activities* of $2.9 million;
- Increased *commissions on property and casualty insurance sales* of $1.8 million;
- Decreased *other commissions and fees* of $2.2 million;
- Increase *income from bank-owned life insurance* of $1.5 million;
- Increased *net gain on sale of loans and leases* of $7.5 million; and
- Increased *other non-interest income* of $4.4 million.

Service charges on deposit accounts. The 8.5% increase is primarily the result of the Abington and Tower transactions.

Vehicle origination and servicing fees. The 31.8% increase is due to lease production at our Hann subsidiary increasing $176.2 million, or 94.3%, due to expanded territories and Hurricane Sandy, in 2012.

Income from fiduciary-related activities. The 40.0% increase primarily is the result of increased fees related to the acquisition of Tower trust accounts.

Commissions on property and casualty insurance sales. The 13.1% increase primarily is the result of increased volume at Addis, as well as higher premium rates from their carriers.

Other commissions and fees. The 9.3% decrease is primarily the result of $5.9 million lower debit card fees, resulting from the Dodd-Frank Act regulatory changes, partially offset by an increase in other miscellaneous commissions and fees.

Income from bank-owned life insurance. The 31.2% increase is primarily the result of the Abington and Tower transactions.

Net gain on sale of loans and leases. The 58.8% increase is the result of the increase of $238.9 million, or 76.8%, in the volume of mortgages sold due to the decline in mortgage interest rates from 2011, and expanded territories resulting from the acquisitions of Abington and Tower.

Other non-interest income. The 103.5% increase primarily is the result of $1.1 million gain on sale of various assets, $1.0 million increase in safe deposit box and real estate rental income, and $2.3 million of miscellaneous income.

Noninterest Expenses

Total noninterest expenses for the year ended December 31, 2012 were $466.8 million, excluding extinguishment of debt and merger related expenses, an increase of $71.6 million, or 18.1%, from the year ended December 31, 2011 when total noninterest expenses were $395.2 million.

The following table presents a breakdown of Susquehanna's noninterest expense.

Table 12
Noninterest Expense

	Years Ended December 31,			% Change	
	2012	2011	2010	2012 v. 2011	2011 v. 2010
	Dollars in thousands				
Salaries and employee benefits	$251,583	$209,235	$191,806	20.2%	9.1%
Occupancy	45,231	37,446	35,997	20.8	4.0
Furniture and equipment	15,725	12,596	13,647	24.8	(7.7)
Advertising and marketing	12,317	11,470	12,606	7.4	(9.0)
FDIC insurance	20,486	16,602	16,763	23.4	(1.0)
Legal fees	8,150	9,302	8,786	(12.4)	5.9
Amortization of intangible assets	12,525	8,705	9,438	43.9	(7.8)
Vehicle lease disposal	6,342	10,584	14,543	(40.1)	(27.2)
Other	94,447	79,229	79,064	19.2	0.2
	466,806	395,169	382,650	18.1	3.3
Merger related	17,351	14,991	0	15.7	nm
Loss on extinguishment of debt	5,860	50,020	0	(88.3)	nm
Total noninterest expenses	$490,017	$460,180	$382,650	6.5	20.3

Components within this category increased or decreased as follows:

- Increased *salaries and employee benefits* of $42.3 million;
- Increased *occupancy* of $7.8 million;
- Increased *furniture and equipment* of $3.1 million;
- Increased *FDIC insurance* of $3.9 million;
- Increased *amortization of intangible assets* of $3.8 million;
- Decreased *vehicle lease disposal* of $4.2 million;
- Increased *other noninterest expense* of $15.2 million.

Salaries and employee benefits. The 20.2% increase is the result of the additional 447 employees acquired through the Abington and Tower transactions, and increased commission compensation, incentive bonus, and annual 3% merit increases.

Occupancy. The increase of 20.8% is primarily the result of additional rent expense due to offices acquired through the Abington and Tower transactions, and increased general maintenance costs.

Furniture and equipment. The 24.8% increase is the result of additional depreciation expense due to the Abington and Tower transactions, and increased general maintenance costs.

FDIC insurance. The 23.4% increase is the result of acquiring $2.9 billion of deposits through the Abington and Tower transactions.

Amortization of intangible assets. The 43.9% increase is the result of additional intangibles with finite lives acquired through the Abington and Tower transactions.

Vehicle lease disposal. The decrease of 40.1% is primarily the result of lower residual value expense and fewer cars being returned to Hann after maturity of the lease.

Other non-interest expenses. The 19.2% increase is the result of increased expenses relating to insurance ($3.2 million), consulting ($2.1 million), foreclosure, repossession and other real estate owned ($1.5 million), telephone and data communications expenses ($0.8 million), and other operating expenses related to the Abington and Tower transactions.

Income Taxes

Our effective tax rates for 2012 and 2011 were 30.8% and (20.3%), respectively.

The increase in our rate in 2012 was primarily due to the effect of the non-taxable bargain purchase accounting from the Abington acquisition, occurring in 2011. With the exception of the bargain purchase accounting, items impacting the effective tax rate in 2012, including tax-advantaged investment and loan income, were comparable to 2011. For additional information about our income taxes, refer to **"Note 12. Income Taxes" to the consolidated financial statements appearing in Part II, *Item 8*.**

Financial Condition

Summary of 2012 Compared to 2011

Total assets at December 31, 2012, were $18.0 billion, an increase of 20.5% when compared to total assets of $15.0 billion at December 31, 2011. Loans and leases increased to $12.9 billion at December 31, 2012, from $10.4 billion at December 31, 2011. Total deposits increased to $12.6 billion at December 31, 2012, from $10.3 billion at December 31, 2011. These increases were primarily due to the acquisition of Tower in the first quarter of 2012.

Equity capital at December 31, 2012 was $2.6 billion, an increase of $0.4 billion from December 31, 2011 when equity capital was $2.2 billion. The acquisitions of Abington and Tower, respectively resulted in 30.8 million and 26.7 million common shares issued, respectively, and a net increase in equity of $150.8 million and $302.1 million, respectively. As a result, book value per common share was $13.92 at December 31, 2012 and $13.96 at December 31, 2011. Tangible book value per common share was $6.88 at December 31, 2012 and $7.28 at December 31, 2011. For additional information concerning the changes in equity capital, refer to the **"Consolidated Statements of Changes in Shareholders' Equity" in Part II,** ***Item 8.***

Fair Value Measurements and The Fair Value Option for Financial Assets and Financial Liabilities

At December 31, 2012, Susquehanna had made no elections to use fair value as an alternative measurement for selected financial assets and financial liabilities not previously carried at fair value. In addition, non-financial assets and non-financial liabilities have not been measured at fair value because we have made the determination that the impact on our financial statements would be minimal. For additional information about our financial assets and financial liabilities carried at fair value, refer to **"Note 22. Fair Value Disclosures" to the consolidated financial statements appearing in Part II,** ***Item 8***.

Investment Securities

Available-for-sale securities increased $282.9 million, or 12.3%, at December 31, 2012 as compared to December 31, 2011. Excluding the securities acquired in the Tower acquisition, securities available for sale increased 6.3%, or $145.6 million.

At December 31, 2012, we held no securities of any one issuer (other than securities of U.S. Government agencies and corporations, which, by regulation, may be excluded from this disclosure) where the aggregate book value exceeded 10% of shareholders' equity.

Table 13
Fair Value of Investment Securities

	Available-for-Sale		
	2012	**2011**	**2010**
Year ended December 31,	(Dollars in thousands)		
U.S. Government agencies	**$ 114,408**	$ 148,485	$ 268,175
State and municipal	**435,777**	401,979	396,660
Mortgage-backed			
Agency residential mortgage-backed	**1,880,562**	1,531,405	1,323,569
Non-agency residential mortgage-backed	**27,450**	69,071	116,811
Commercial mortgage-backed	**40,380**	56,819	104,842
Other debt obligations			
Other structured financial products	**9,550**	13,293	12,503
Other debt securities	**45,255**	51,135	41,000
Other equity securities	**24,519**	22,847	23,837
Total investment securities	**$2,577,901**	$2,295,034	$2,287,397

Table 14
Maturities of Investment Securities

At December 31, 2012	Within 1 Year	After 1 Year but Within 5 Years	After 5 Years but Within 10 Years	After 10 Years	Total
			(Dollars in thousands)		
Available-for-Sale					
U.S. Government agencies					
Fair value	$ 0	$112,389	$ 2,019	$ 0	$ 114,408
Amortized cost	0	111,367	2,000	0	113,367
Yield	0.00%	1.47%	1.50%	0.00%	1.47%
State and municipal securities					
Fair value	$8,781	$ 13,525	$ 89,504	$ 323,967	$ 435,777
Amortized cost	8,690	12,911	86,385	295,501	403,487
Yield (TE)	4.21%	5.34%	4.03%	5.90%	5.45%
Agency residential mortgage-backed securities					
Fair value	$ 0	$ 2,179	$861,108	$1,017,275	$1,880,562
Amortized cost	0	2,035	847,363	994,113	1,843,511
Yield	0.00%	4.03%	1.79%	2.31%	2.07%
Non-agency residential mortgage-backed securities					
Fair value	$ 0	$ 0	$ 48	$ 27,402	$ 27,450
Amortized cost	0	0	47	29,381	29,428
Yield	0.00%	0.00%	2.57%	4.60%	4.60%
Commercial mortgage-backed securities					
Fair value	$ 0	$ 10,337	$ 0	$ 30,043	$ 40,380
Amortized cost	0	10,054	0	28,793	38,847
Yield	0.00%	5.91%	0.00%	5.95%	5.94%
Other structured financial products					
Fair value	$ 0	$ 0	$ 0	$ 9,550	$ 9,550
Amortized cost	0	0	0	25,011	25,011
Yield	0	0	0	1.05%	1.05%
Other debt securities					
Fair value	$ 0	$ 5,283	$ 0	$ 39,972	$ 45,255
Amortized cost	0	4,995	0	38,081	43,076
Yield	0	2.73%	0	5.70%	5.36%
Equity securities					
Fair value	$ 0	$ 0	$ 0	$ 24,519	$ 24,519
Amortized cost	0	0	0	24,097	24,097
Yield	0	0	0	1.78%	1.78%
Total Securities					
Fair value	**$8,781**	**$143,713**	**$952,679**	**$1,448,209**	**$2,577,901**
Amortized cost	**8,690**	**141,362**	**935,795**	**1,410,880**	**2,520,824**
Yield	**4.21%**	**2.22%**	**2.00%**	**3.23%**	**2.72%**

Additional Information

- Weighted-average yields are based on amortized cost. For presentation in this table, yields on tax-exempt securities have been calculated on a tax-equivalent basis.
- Information presented in this table regarding mortgage-backed securities is based on final contractual maturities. For additional information about our investment securities portfolio, refer to **"Note 4. Investment Securities" and "Note 22. Fair Value Disclosures" to the consolidated financial statements appearing in Part II,** ***Item 8*****.**

Loans and Leases

During 2012, we saw the economy within our market show some improvement. As a result of this and the Tower acquisition, loans and leases, net of unearned income, increased 23.4%, from $10.4 billion at December 31, 2011, to $12.9 billion at December 31, 2012. Excluding the loans acquired in the Tower transaction, loans and leases increased 4.5%. Commercial, financial, and agricultural loans increased $402.6 million ($265.6 million excluding Tower), net of charge-offs of $22.8 million. Real estate construction loans, which we consider to be higher-risk loans, increased by $18.6 million ($190.9 million decline excluding Tower), net of charge-offs of $17.6 million. This 23.0% decrease, excluding Tower, in real estate construction loans was primarily due to our plan to decrease that portfolio, thereby reducing our exposure in a segment that has been particularly stressed during this recession, to the current level which we believe to be appropriate from a risk perspective. For additional information about our real estate construction portfolio, refer to the discussion under ***"Risk Assets" presented in*** **PART II,** ***Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations,*** **Financial Condition.** Consumer loans increased by $120.2 million ($105.2 million excluding Tower) since December 31, 2011. Loans secured by commercial real estate increased by $827.7 million ($27.3 million decline excluding Tower) in 2012. Loans secured by residential real estate increased by $853.3 million ($94.5 million excluding Tower) during the same period, and leasing assets increased by $224.5 million, or 33.2%, from December 31, 2011.

Table 15 presents loans outstanding, by type of loan, in our portfolio for the past five years. Our bank subsidiary historically has reported a significant amount of loans secured by real estate. Many of these loans have real estate collateral taken as additional security not related to the acquisition of the real estate pledged. Open-ended home equity loans totaled $1.3 billion at December 31, 2012. Senior liens on 1-4 family residential properties totaled $2.1 billion at December 31, 2012, and much of the $3.7 billion in loans secured by non-farm, non-residential properties represented collateralization of operating lines of credit or term loans that finance equipment, inventory, or receivables. Loans secured by farmland totaled $241.0 million, while loans secured by multi-family residential properties totaled $357.8 million at December 31, 2012.

Table 15
Loan and Lease Portfolio

At December 31,	2012		2011		2010		2009		2008	
	Amount	% of Loans to Total Loans and Leases	Amount	% of Loans to Total Loans and Leases	Amount	% of Loans to Total Loans and Leases	Amount	% of Loans to Total Loans and Leases	Amount	% of Loans to Total Loans and Leases
					(Dollars in thousands)					
Commercial, financial, and agricultural	**$ 2,273,611**	**17.6%**	$ 1,871,027	17.9%	$1,816,519	18.9%	$2,050,110	21.0%	$2,063,942	21.4%
Real estate:										
construction	**847,781**	**6.6**	829,221	7.9	877,223	9.1	1,114,709	11.3	1,313,647	13.6
residential	**4,065,818**	**31.5**	3,212,562	30.8	2,666,692	27.7	2,369,380	24.1	2,298,709	23.8
commercial	**3,964,608**	**30.8**	3,136,887	30.0	2,998,176	31.0	3,060,331	31.1	2,875,502	29.8
Consumer	**842,552**	**6.5**	722,329	6.9	603,084	6.3	482,266	4.9	419,371	4.3
Leases	**900,371**	**7.0**	675,904	6.5	671,503	7.0	750,483	7.6	682,702	7.1
Total	**$12,894,741**	**100.0%**	$10,447,930	100.0%	$9,633,197	100.0%	$9,827,279	100.0%	$9,653,873	100.0%

Table 16 presents the maturity of commercial, financial, and agricultural loans, as well as real estate – construction loans. Table 17 presents the allocation of the allowance for loan and lease losses by type of loan.

Table 16
Loan Maturity and Interest Sensitivity

At December 31, 2012	Under One Year	One to Five Years	Over Five Years	Total
	(Dollars in thousands)			
Maturity				
Commercial, financial, and agricultural	$1,140,768	$ 910,249	$222,594	$2,273,611
Real estate - construction	402,105	290,532	155,144	847,781
	$1,542,873	$1,200,781	$377,738	$3,121,392
Rate sensitivity of loans with maturities greater than 1 year				
Variable rate		$ 490,317	$ 40,289	
Fixed rate		710,464	337,449	
		$1,200,781	$377,738	

Table 17
Allocation of Allowance for Loan and Lease Losses

At December 31,	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Commercial, financial, and agricultural	**$ 30,207**	$ 30,086	$ 31,608	$ 27,350	$ 22,599
Real estate - construction	**25,171**	36,868	50,250	54,305	31,734
Real estate secured - residential	**40,292**	28,839	28,321	22,815	16,189
Real estate secured - commercial	**68,673**	77,672	69,623	56,623	33,765
Consumer	**3,568**	3,263	2,805	3,090	3,253
Leases	**13,341**	10,561	8,643	7,958	5,868
Purchased loans now impaired (2)	**1,087**	0	0	0	0
Overdrafts	**154**	35	36	37	34
Loans in process	**1,278**	742	513	121	285
Unallocated	**249**	35	35	69	22
Total	**$184,020**	$188,100	$191,834	$172,368	$113,749
Reserve for unfunded commitments (1)	**$ 3,732**	$ 975	$ 975	$ 975	$ 975

(1) Included in Other liabilities.
(2) Non-impaired at acquisition.

Substantially all of our loans and leases are to enterprises and individuals in our market area. As shown in Table 18, there is no concentration of loans to borrowers in any one industry, or related industries, which exceeds 10% of total loans at December 31, 2012.

Table 18
Loan Concentrations

At December 31, 2012	Permanent	Construction	All Other	Total Amount	% of Nonaccrual in Each Category	% of Total Loans and Leases Outstanding
			(Dollars in thousands)			
Real estate - residential	$764,479	$ 37,642	$ 46,180	$848,301	2.51%	6.58%
Real estate - retail	491,169	6,068	1,672	498,909	0.60%	3.87%
Lessors of professional offices	422,567	31,006	12,484	466,057	3.95%	3.61%
Residential construction	148,364	250,810	22,490	421,663	3.88%	3.27%
Manufacturing	118,118	1,437	213,762	333,317	1.87%	2.58%
Elderly/chid care services	155,174	29,852	142,288	327,315	0.00%	2.54%
Land development (site work) construction	101,274	183,088	23,514	307,876	6.16%	2.39%
Medical services	95,223	57	212,767	308,046	0.32%	2.39%
Agricultural	234,697	5,510	48,862	289,069	4.48%	2.24%
Hotels/motels	242,063	12,465	24,744	279,272	1.36%	2.17%
Commercial construction	148,411	95,976	18,159	262,546	0.68%	2.04%
Public services	86,557	13,111	132,886	232,555	1.65%	1.80%
Warehouses	220,539	1,090	181	221,810	0.00%	1.72%
Wholesalers	66,992	8,828	139,378	215,198	5.57%	1.67%
Contractors	89,773	4,490	83,442	177,704	3.24%	1.38%
Retail consumer goods	103,739	351	72,793	176,882	2.10%	1.37%
Motor vehicles	104,829	22	52,134	156,985	1.41%	1.22%
Financial Services	19,886	0	118,226	138,112	3.81%	1.07%
Real estate - mixed use	125,997	1,218	673	127,888	0.72%	0.99%
Restaurants/bars	106,551	107	16,400	123,058	2.89%	0.95%
Recreation	96,251	5,199	16,973	118,423	2.22%	0.92%
Transportation	16,837	166	71,677	88,680	0.39%	0.69%
Industrial	31,071	0	51,626	82,698	1.90%	0.64%
Real estate services	72,509	320	1,993	74,821	0.71%	0.58%
Insurance Services	16,224	14	46,492	62,729	1.76%	0.49%

At December 31, 2011	Permanent	Construction	All Other	Total Amount	% of Nonaccrual in Each Category	% of Total Loans and Leases Outstanding
	(Dollars in thousands)					
Real estate - residential	$578,523	$ 34,654	$ 29,345	$642,522	3.94%	6.15%
Real estate - retail	411,759	5,394	2,018	419,171	1.36%	4.01%
Lessors of professional offices	325,603	9,537	2,338	337,478	2.05%	3.23%
Residential construction	109,232	199,998	24,062	333,292	6.76%	3.19%
Land development (site work) construction	64,081	226,896	34,886	325,863	4.16%	3.12%
Motor vehicles	272,758	277	43,795	316,830	0.76%	3.03%
Manufacturing	100,409	1,144	163,209	264,762	0.68%	2.53%
Elderly/chid care services	84,899	49,421	109,507	243,827	0.00%	2.33%
Agricultural	193,701	3,983	35,080	232,764	4.47%	2.23%
Hotels/motels	204,245	12,007	2,062	218,314	0.33%	2.09%
Medical services	72,287	624	142,992	215,903	1.46%	2.07%
Commercial construction	104,050	83,407	24,252	211,709	0.85%	2.03%
Warehouses	183,656	2,257	480	186,393	0.07%	1.78%
Wholesalers	45,331	6,405	120,733	172,469	0.54%	1.65%
Retail consumer goods	92,309	144	55,803	148,256	1.95%	1.42%
Public services	54,872	4,467	87,360	146,699	0.44%	1.40%
Contractors	61,873	3,015	72,545	137,433	4.27%	1.32%
Restaurants/bars	90,430	1,179	13,405	105,014	4.88%	1.01%
Recreation	64,574	5,560	14,530	84,664	0.45%	0.81%
Transportation	9,785	382	63,002	73,169	1.55%	0.70%
Industrial	5,163	25,000	37,644	67,807	0.00%	0.65%
Real estate services	56,185	1,381	7,332	64,898	0.41%	0.62%
Insurance Services	12,638	17	37,589	50,244	3.23%	0.48%

For additional information about loans and leases, refer to **"Note 5. Loans and Leases" to the consolidated financial statements appearing in Part II, *Item 8.***

Risk Assets

Non-performing assets consist of nonaccrual loans and leases and foreclosed real estate. Loans, other than consumer loans, are placed on nonaccrual status when principal or interest is past due ninety days or more, or if in the opinion of management, full collection is doubtful. Foreclosed real estate is property acquired through foreclosure or other means and is recorded at the lower of the loan's carrying value or the fair market value of the related real estate collateral at the transfer date less estimated selling costs.

Troubled debt restructurings are loans for which we, for legal or economic reasons related to a debtor's financial difficulties, have granted a concession to the debtor that we otherwise would not have considered. Concessions that result in the categorization of a loan as a troubled debt restructuring include:

- Reduction (absolute or contingent) of the stated interest rate;
- Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk;
- Reduction (absolute or contingent) of the face amount or maturity amount of the debt as stated in the instrument or other agreement; or
- Reduction (absolute or contingent) of accrued interest.

Table 19 is a presentation of the five-year history of risk assets.

Table 19
Risk Assets

At December 31,	2012	2011	2010	2009	2008
		(Dollars in thousands)			
Non-performing assets:					
Nonaccrual loans and leases:					
Commercial, financial, and agricultural	**$ 10,464**	$ 14,385	$ 20,012	$ 20,282	$ 13,882
Real estate - construction	**14,817**	37,727	57,779	97,717	49,774
Real estate secured - residential	**28,440**	41,922	50,973	37,254	18,271
Real estate secured - commercial	**42,621**	61,497	65,313	59,181	22,477
Consumer	**43**	0	1	27	844
Leases	**1,382**	947	2,817	5,093	65
Total nonaccrual loans and leases	**97,767**	156,478	196,895	219,554	105,313
Foreclosed real estate	**26,245**	41,050	18,489	24,292	10,313
Total non-performing assets	**$124,012**	$197,528	$215,384	$243,846	$115,626
Total non-performing assets as a percentage of period-end loans and leases and foreclosed real estate	**0.96%**	1.88%	2.23%	2.48%	1.20%
Allowance for loan and lease losses as a percentage of nonaccrual loans and leases	**188%**	120%	97%	79%	108%
Loans contractually past due 90 days and still accruing (1)	**$ 8,209**	$ 10,077	$ 20,588	$ 14,820	$ 22,316
Troubled debt restructurings	**67,775**	72,852	114,566	58,244	2,566

(1) Loans contractually ninety days past due and still accruing interest are those loans that are well secured and in the process of collection.

Nonaccrual loans and leases decreased from $156.5 million at December 31, 2011, to $97.8 million at December 31, 2012. The net decrease was primarily the result of the resolution of many real estate – construction and real estate secured – commercial credits during 2012. As a result, total nonperforming assets as a percentage of period-end loans and leases plus foreclosed real estate decreased from 1.88% at December 31, 2011 to 0.96% at December 31, 2012.

Real Estate - Construction

At December 31, 2012, real estate – construction loans comprised only 6.6% of our total loan and lease portfolio but accounted for 15.2% of total nonaccrual loans and leases, 13.7% of our allowance for loan and lease losses, and for the year ended December 31, 2012, this loan type accounted for 20.6% of total net charge-offs. As a result, we consider these real-estate construction loans to be higher-risk loans. To mitigate the risk of continued significant losses with regard to this portfolio, we have tightened the advance ratios for raw land, from 65% to 60% of appraised value or cost, whichever is less; for land approved/unimproved, from 70% to 65%; for land approved/improved, from 75% to 70%; and for construction of houses, apartments, or commercial buildings, from 75% to 70%.

Additional information about our real estate – construction loan portfolio is presented in Tables 20, 21, and 22. Categories within these tables are defined as follows:

- Construction loans—loans used to fund vertical construction for residential and non-residential structures;

- Land development loans—loans secured by land for which the approvals for site improvements have been obtained, the site improvements are in progress, or the site improvements have been completed; and
- Raw land—loans secured by land for which there are neither approvals nor site improvements.

Table 20
Construction, Land Development, and Other Land Loans – Portfolio Status

Category	Balance at December 31, 2012	% of Total Construction	Past Due 30-89 Days	Past Due 90 Days and Still Accruing	Nonaccrual	Other Internally Monitored (1)	Net Charge-offs (2)	Reserve (3)
				(Dollars is thousands)				
1-4 Family:								
Construction	$193,774	22.9%	0.2%	0.0%	4.2%	24.7%	1.4%	3.2%
Land development	193,672	22.8	0.2	0.1	0.4	20.3	0.5	3.4
Raw land	1,292	0.2	0.0	0.0	0.0	0.0	79.3	1.2
	388,738	45.9	0.2	0.0	2.3	22.4	2.2	3.3
All Other:								
Construction:								
Investor	185,231	21.9	0.0	0.0	0.1	8.4	1.3	2.5
Owner-occupied	62,864	7.4	0.0	0.0	1.0	5.4	0.0	2.4
Land development:								
Investor	164,153	19.4	5.7	0.0	3.2	26.6	1.1	3.1
Owner-occupied	13,319	1.6	0.0	0.0	0.0	18.6	2.4	3.8
Raw land:								
Investor	32,586	3.8	0.6	0.0	0.0	19.8	2.3	2.3
Owner-occupied	890	0.1	0.0	0.0	0.0	7.8	0.0	0.5
	459,043	54.1	2.1	0.0	1.3	15.6	1.2	2.7
Total	$847,781	100.0	1.2	0.0	1.8	18.7	1.6	3.0

(1) Represents loans with initial signs of some financial weakness and potential problem loans that are on our internally monitored loan list, excluding nonaccrual and past-due loans reflected in the prior three columns.

(2) Represents the amount of net charge-offs in each category for the last twelve months divided by the category loan balance at December 31, 2012 plus the net charge-offs.

(3) Represents the amount of the allowance for loan and lease losses allocated to this category divided by the category loan balance at December 31, 2012.

Table 21
Construction, Land Development, and Other Land Loans – Collateral Locations

Category	Balance at December 31, 2012	Geographical Location by %			
		Maryland	New Jersey	Pennsylvania	Other
	(Dollars in thousands)				
1-4 Family:					
Construction	$193,774	38.0%	1.9%	57.3%	2.9%
Land development	193,672	40.1	3.8	37.9	18.3
Raw land	1,292	0.0	21.8	78.2	0.0
	388,738	38.9	2.9	47.7	10.5
All Other:					
Construction:					
Investor	185,231	37.2	12.5	40.3	10.0
Owner-occupied	62,864	43.4	0.5	56.1	0.0
Land development:					
Investor	164,153	18.9	1.6	64.2	15.3
Owner-occupied	13,319	38.7	0.0	61.3	0.0
Raw land:					
Investor	32,586	13.8	6.3	76.5	3.4
Owner-occupied	890	47.1	0.0	52.9	0.0
	459,043	29.9	6.1	54.2	9.7
Total	$847,781	34.0	4.7	51.2	10.1

Table 22
Construction, Land Development, and Other Land Loans – Portfolio Characteristics

Category	Balance at December 31, 2012	Global Debt Coverage Ratio Less than 1.1 Times (1)	Average Loan to Value (current)
	(Dollars in thousands)		
1-4 Family:			
Construction	$193,774	10.3%	81.1%
Land development	193,672	9.7	71.0
Raw land	1,292	0.0	60.2
	388,738	10.0	77.3
All Other:			
Construction:			
Investor	185,231	16.0	71.5
Owner-occupied	62,864	4.4	52.7
Land development:			
Investor	164,153	23.7	79.4
Owner-occupied	13,319	50.0	52.7
Raw land:			
Investor	32,586	23.2	90.3
Owner-occupied	890	0.0	85.7
	459,043	19.8	75.8
	$847,781	14.7	76.6

(1) Global debt coverage ratio is calculated by analyzing the combined cash flows of the borrower, its related entities, and the guarantors (if any). The final global cash flow is divided by the global debt service for the same entities to determine the coverage ratio.

We conduct quarterly portfolio reviews of real estate – construction loan relationships in excess of $0.75 million in order to identify potential problem loans. For those loan relationships under $0.75 million, the evaluation of risk is based upon delinquency. Included in this review is a comparison of absorption numbers (units leased or sold), market conditions, and performance to original projections. Lenders prepare cash flow projections for the loan being reviewed and all of the construction projects that the borrower may have financed with other lending institutions. An analysis of these cash flow projections determines whether the borrowing entity's liquidity is sufficient to complete not only the project being financed by us but any other projects in the borrower's portfolio, as well. The liquidity of any guarantors (the secondary source for continuance of the project) is also reviewed during this process to determine if it will support any extension of the project due to slower than expected absorption.

Loans designated as potential problem loans in the real estate - construction loan portfolio are reviewed quarterly by our loan review department ("Loan Review") and executive management. This review consists of an analysis of the project's historical results; the project's projected results over the next four quarters; current financial information of the borrower and any guarantors; and a fifteen-month rolling cash flow of the projects financed by us and other lending institutions. In these meetings, we determine which loans are to be placed on nonaccrual and any downgrades or upgrades in ratings.

All potential problem real estate - construction loans are tested quarterly for impairment. The loan must meet the following criteria or it will be considered impaired:

- The debt coverage ratio ("DCR") of the borrower must be at least 1.10X for the project. DCR is defined as annualized cash flow available for debt service divided by annual debt service.
- If the DCR of the borrower is less than 1.10X, then the ratio of global cash flow of the borrower plus the guarantor divided by annual debt service ("GCF") must be greater than 1.10X.
- If the DCR and the GCF are not greater than 1.10X, then a fifteen-month rolling cash flow projection must show that the borrower/guarantor will achieve a 1.10X DCR within six months. This projection must be verified and supported by contracts or leases.
- Potential problem loans are generally assigned to our special-asset group or work-out department. While the loans are assigned to these areas:
    - These groups work under the same process that was used to determine that the loan was impaired (as described above) to monitor the collectability of these loans.
    - Collateral is appraised by outside vendors. Appraisals are generally kept current (no more than one-year old).
    - Work-out plans are established with loan benchmarks that, if achieved, will result in our upgrading the loan. If it is not feasible to upgrade the loan, we will develop a plan to exit the loan through non-bank financing, sale of assets, or an orderly liquidation.

We use independent third-party appraisal firms to determine the value of collateral. Real estate – construction collateral is generally valued on an annual basis, or in the event of deterioration in geographic areas of our foot print (as demonstrated by analytics from regional and national publications), on an as-needed basis. For ongoing real estate construction projects, we use independent inspectors to verify the progress of construction. Other collateral-based loans, such as loans secured by receivables and/or inventory, are generally valued on an annual basis using balance sheet information and field examinations performed by independent auditors.

We also review the liquidity of any guarantors (the secondary source for continuance of the project) to determine if their liquidity will support any extension of the project due to slower than expected absorption. If the result of any of the determinations set forth above is negative, we consider the loan to be impaired, and it is included in our evaluation of the allowance for loan and lease losses. If a loan is determined to be impaired, the net realizable value of the underlying collateral is calculated by using a current appraisal, and any short fall is charged off. All partially charged-off loans are included in the calculation for the loan and lease loss reserve.

Although our impairment and charge-off analyses take into consideration the guarantor's demonstrated ability and willingness to service the debt, we do not carry any impaired loans at values in excess of the current appraisal due to the loan having a guarantor. Our evaluation of guarantors includes examining their financial wherewithal and their reputation and willingness to work with their lenders. Since the beginning of the global economic slowdown in 2007, we have consistently assessed the probability for completion of a project by determining the guarantor's liquidity and the cash flow generated by the project based upon current absorption.

We believe that we are well-equipped to evaluate the guarantors of loans. More than half of our commercial real estate borrowers have been our customers for over ten years and in the market for at least fifteen years. Most of our lenders have been working within their specific markets for fifteen or more years, and those whose experience is less than that time period are supervised by people who have the experience. Therefore, we have a strong historical perspective as to how borrowers performed during all stages of the economic cycle. In addition, third-party credit checks are used to determine their history and, when appropriate, how they have performed when real estate projects have not gone as expected.

Guarantors are required to provide us with copies of annual financial statements and tax returns, including all schedules. These financial statements and tax returns are analyzed using variables such as total debt obligation including contingent liabilities (an analysis of those contingent liabilities, the ability to service third-party debt, and whether the cash that is left will support our loan), and a review of financial statements to determine living expenses. These results are part of a fifteen-month rolling projection of the borrower's and the guarantor's cash flow. With respect to a potential problem loan, the rolling fifteen-month cash flow projection requires verification of all cash or liquid investments each quarter. In addition, we require that these statements are generally current to within one year.

Charge-offs are taken in the quarter that we determine that the loan is impaired. We exercise our rights under the full extent of the law to pursue all assets of the borrower and guarantors.

Troubled Debt Restructurings ("TDRs")

Troubled debt restructurings have decreased from $72.9 million at December 31, 2011 to $67.8 million at December 31, 2012 due to cures, paydowns, transfers to non-accrual, and charge-offs. Additional charge-offs subsequent to the restructuring during the years ended December 31, 2012 and 2011, totaled $1.1 million and $15.7 million, respectively.

A borrower with a restructured loan must maintain a 1.10X DCR as a stand-alone entity or a 1.10X GCF together with its guarantor. If the borrower fails to maintain that ratio or cannot recover to a 1.10X DCR or GCF within a six-month period, the restructured loan will be returned to nonaccrual status. Also, if a borrower is over ninety days past due, the restructured loan will be returned to nonaccrual status. Loans that have been restructured but have not recovered to a 1.10X DCR or GCF will remain on nonaccrual even when a forbearance agreement has been executed. When the borrower achieves a DCR or GCF of 1.10X or greater, the loan will be considered for return to restructured accruing status so long as the loan is current as to the restructured terms.

At the time a loan is restructured, we consider the following factors to determine whether the loan should accrue interest:

- Whether there is six months of payment history under the current terms;

- Whether the loan is current under the restructured terms; and
- Whether we expect the loan to continue to perform under the restructured terms with a DCR or GCF of 1.10X.

We also review the financial performance of the borrower over the past year to be reasonably assured of repayment and performance according to the modified terms. This review consists of an analysis of the borrower's historical results; the borrower's projected results over the next four quarters; current financial information of the borrower and any guarantors; and a fifteen-month rolling cash flow of the borrower. All troubled debt restructurings are reviewed quarterly to determine the amount of any impairment.

In situations where the restructuring results in an interest-only period (greater than 3 months but not longer than 14 months), our analysis of the borrower's historical cash flow must conclude that the borrower can make the interest-only payments. Furthermore, the fifteen-month rolling projections must demonstrate that the borrower will achieve cash flow levels that will support a return to payments of principal and interest at a market rate within the timeframe prescribed in the forbearance agreement.

Additionally, in the third quarter of 2012, we began to consider bankruptcies as a strong indicator of a loan being classified as a troubled debt restructuring.

At the time of restructuring, the amount of the loan for which we are not reasonably assured of repayment is charged-off, but not forgiven. We have not had any additional charge-offs during 2012 and 2011 for any portion of the loans (after the initial charge-offs were taken at the time of the restructuring) for any of our troubled debt restructurings that accrue interest at the time the loans are restructured.

A borrower with a restructured loan must make six consecutive monthly payments at the restructured level and be current as to both interest and principal to be on accrual status. Furthermore, for a loan to be no longer considered restructured, it must cross over a calendar year-end and be at a market rate of interest at the time of restructuring.

Impaired Loans

Of the $282.7 million of impaired loans (nonaccrual, non-consumer relationships greater than $0.5 million plus accruing restructured loans) at December 31, 2012, $201.2 million, or 71.2%, had no related reserve. The determination that no related reserve for these collateral-dependent loans was required was based on the net realizable value of the underlying collateral.

Impaired loans have a net realizable value ("NRV") that is based on a recent appraisal (generally less than one year) of the collateral. That NRV is calculated by the loan officer, reviewed by Loan Review and finally reviewed by our credit risk department. If the NRV is greater than the loan amount, then no impairment loss exists. If the NRV is less than the loan amount, a specific reserve is established for a period of up to ninety days to allow time for the borrower to pledge additional collateral. If the borrower is unable or unwilling to pledge additional collateral, a charge-off is recorded.

As part of our loan quality department meetings and loan work out meetings, these loans are reviewed quarterly to ensure that appraisals are kept current. If, based on general economic and geographic information from outside sources, we believe that the value of collateral is decreasing, we will obtain a new appraisal and make adjustments accordingly.

Charge-offs only are taken based on the fair market value of the underlying collateral, as determined from a current appraisal. All partially charged-off loans remain on nonaccrual status until they are brought current as to both principal and interest and have six months of payment history.

All impaired loans have an independent third-party appraisal to determine the fair value of the underlying collateral. Once we have identified further deterioration of an impaired loan, we obtain an updated appraisal. Prior to receiving the updated appraisal, we will establish a specific reserve for that estimated deterioration, based upon our assessment of market conditions. Once the updated appraisal is received, the book value of the loan is adjusted to its fair value as determined by the appraisal.

Loans that are determined to be impaired are written down to their current value, based upon a current appraisal at the time of impairment. No additional value is assigned to any guarantee with regard to this appraisal. We exercise our rights under the full extent of the law to pursue all assets of the borrower and guarantors.

Potential Problem Loans

Potential problem loans consist of loans that are performing under contract but for which potential credit problems have caused us to place them on our internally monitored loan list. The decrease in potential problem loans, which are not included in Table 23, can be attributed to a stabilization of economic conditions. Continuing difficulties in the economy and the accompanying impact on these borrowers, as well as future events, such as regulatory examination assessments, may result in these loans and others not currently so identified being classified as non-performing assets in the future.

Table 23
Potential Problem Loans by Loan Category

At December 31,	2012	2011	2010
	(Dollars in thousands)		
Commercial, financial, and agricultural	**$ 50,215**	$ 49,316	$ 59,793
Real estate - construction	**48,020**	57,796	68,204
Real estate secured - residential	**13,260**	9,490	15,972
Real estate secured - commercial	**166,032**	157,208	173,827
Total potential problem loans	**$277,527**	$273,810	$317,796

Loans with principal and/or interest delinquent ninety days or more and still accruing interest totaled $8.2 million at December 31, 2012, a decrease of $1.9 million, from $10.1 million at December 31, 2011. Continued difficulties in the economy may adversely affect certain other borrowers and may cause additional loans to become past due beyond ninety days or to be placed on non-accrual status because of the uncertainty of receiving full payment of either principal or interest on these loans.

For additional information about the credit quality of loans and leases, refer to **"Note 5. Loans and Leases" to the consolidated financial statements appearing in Part II, *Item 8.***

In light of the on-going current economic situation, we continue to undertake the following additional measures to recognize and resolve troubled credits:

- We review all credit relationships in the categories of Commercial Real Estate, Commercial Construction – Real Estate, and Residential Real Estate with aggregate exposure of $5.0 million and loans of $2.5 million are reviewed once a year to determine the borrower's ability to meet the terms and conditions of the loan agreements. This review includes a stress test for an increase of 1.0% in interest rates;
- We hold credit quality meetings during the second month of each quarter to review all criticized and classified loans. This includes reviewing global cash flows and stress testing for an increase of 1.0% in interest rates;

- We complete a fifteen-month rolling projection of potential non-accrual loans, charge-offs, foreclosed assets, loans ninety days past due and still accruing, total delinquencies, troubled debt restructurings, specific reserves, and recoveries over $0.5 million during the third month of every quarter. These projections are reviewed and discussed by executive management;
- We hold monthly meetings with our work-out officers to review their portfolios and strategy to either upgrade or exit particular credit relationships;
- We have instituted an ongoing review in our Consumer Lending area of all home equity line of credit loans to determine which property values and FICO scores have been negatively affected; and
- We are in the process of implementing risk-based pricing to reflect the cost of loans progressing through our risk-rating system.

We believe that fiscal year 2013 will be better than 2012, but will still be a challenging year in confronting the effects of the current economic and regulatory environments which affect the commercial and industrial, commercial real estate, and consumer credit segments. However, we also believe that we have the proper monitoring systems in place to recognize issues in an appropriate time frame and to minimize the effect on our earnings.

Goodwill and Other Identifiable Intangible Assets

We test goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. This test, which requires significant judgment and analysis, involves discounted cash flows and market-price multiples of non-distressed financial institutions.

We performed our annual goodwill impairment tests in the second quarter of 2012, and determined that the fair value of each of our reporting units exceeded its book value, and there was no goodwill impairment. At December 31, 2012, having taken into consideration current market conditions, we decided that it would be prudent to perform interim goodwill impairment tests for our bank reporting unit. We determined, as of December 31, 2012, that there was no goodwill impairment, as the fair value of the reporting unit exceeded its book value by 24.1%.

For additional information about goodwill, refer to **"Note 8. "Goodwill and Other Intangible Assets" to the consolidated financial statements appearing in Part II, *Item 8.***

Deposits

Our deposit base is consumer-oriented, consisting of time deposits, primarily certificates of deposit with various terms, interest-bearing demand accounts, savings accounts, and demand deposits. Average deposit balances by type and the associated average rate paid are summarized in Table 24.

Table 24
Average Deposit Balances

Year ended December 31,	2012		2011		2010	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
			(Dollars in thousands)			
Demand deposits	**$ 1,873,755**	**0.00%**	$1,413,077	0.00%	$1,309,516	0.00%
Interest-bearing demand deposits	**5,453,701**	**0.38**	3,884,182	0.55	3,481,728	0.64
Savings deposits	**989,123**	**0.12**	815,066	0.14	766,210	0.15
Time deposits	**3,939,528**	**1.20**	3,482,601	1.56	3,628,219	2.22
Total	**$12,256,107**		$9,594,926		$9,185,673	

Total deposits increased $2.3 billion, or 22.2%, from December 31, 2011 to December 31, 2012. Time deposits increased 9.7% while our core deposits, which consist of noninterest-bearing demand deposits, interest-bearing demand deposits, and savings deposits, increased 28.5%. Excluding the deposits acquired in the Tower transaction, total deposits increased $215.2 million, or 2.1%, including core deposits which increased $675.4 million, or 9.8%, while time deposits declined 13.5%, or $460.2 million. These changes, in part, reflect the results of our continuing strategy to improve our mix of deposits by allowing high-cost, single-service certificates of deposit to run off.

We do not rely upon time deposits of $0.1 million or more as a principal source of funds, as they represent only 11.8% of total deposits. Table 25 presents a breakdown by maturity of time deposits of $0.1 million or more as of December 31, 2012.

Table 25
Deposit Maturity at December 31, 2012

(Dollars in thousands)	December 31, 2012	December 31, 2011
Three months or less	$ 438,880	$ 259,286
Over three months through six months	222,404	187,167
Over six months through twelve months	390,481	307,765
Over twelve months	430,915	500,964
Total	$1,482,680	$1,255,182

Borrowings

On July 24, 2012, we filed with the Securities and Exchange Commission a Current Report on Form 8-K (the "Form 8-K") to report that (i) a redesignation event occurred under the Replacement Capital Covenant (the "Replacement Capital Covenant") we entered into on December 12, 2007 for the benefit of holders of Covered Debt (as defined in the Form 8-K), and, as a result, our $75,000,000 aggregate principal amount of 4.75% Fixed Rate / Floating Rate Subordinated Note due 2014 ceased to be the Covered Debt as of May 1, 2012, and our $50,000,000 aggregate principal amount of 11% Junior Subordinated Deferrable Interest Debentures due 2040 became the Covered Debt as of May 1, 2012; and (ii) an amendment to the Replacement Capital Covenant was entered into on July 18, 2012, to amend and clarify the various series of our outstanding debt securities that may become eligible to receive the benefit of the Replacement Capital Covenant and the conditions precedent for the termination of the Replacement Capital Covenant.

On September 17, 2012, we completed a redemption of all of the outstanding 11% Cumulative Trust Preferred Securities, having an aggregate liquidation amount of $50,010,000, that were issued by Susquehanna Capital II, an affiliated Delaware trust (the "Trust Preferred Securities"). The Trust Preferred Securities, which by their terms had a final repayment date of March 23, 2040, were redeemed at the full amount of $50,010,000 plus all accrued and unpaid distributions thereon to the redemption date.

On September 18, 2012, we completed a redemption of all of the outstanding 9.375% Capital Securities, Series I, having an aggregate liquidation amount of $125,010,000, that were issued by Susquehanna Capital I, also an affiliated Delaware trust (the "Capital Securities"). The Capital Securities, which by their terms had a final repayment date of December 12, 2057, were redeemed at the full amount of $125,010,000 plus all accrued and unpaid interest thereon to the redemption date. As a result of the redemption, the securities were delisted from the New York Stock Exchange.

On October 15, 2012, we completed a redemption of all of the outstanding 9% Subordinated Notes, having an aggregate liquidation amount of $9,000,000, that were issued by Tower Bancorp, Inc. which was acquired by

Susquehanna Bancshares, Inc. on February 17, 2012. The Notes, which by their terms had a final repayment date of July 1, 2014, were redeemed at the full amount of $9,000,000 plus all accrued and unpaid interest thereon to the redemption date.

On October 15, 2012, we completed a redemption of all of the outstanding 9% Subordinated Notes, having an aggregate liquidation amount of $12,000,000, that were issued by Tower Bancorp, Inc. which was acquired by Susquehanna Bancshares, Inc. on February 17, 2012. The Notes, which by their terms had a final repayment date of July 1, 2015, were redeemed at the full amount of $12,000,000 plus all accrued and unpaid distributions thereon to the redemption date.

On November 2, 2012, we completed a redemption of all of the outstanding 6.05% Subordinated Notes, having an aggregate liquidation amount of $75,000,000, that were issued by Susquehanna Bancshares, Inc. The Notes, which by their terms had a final repayment date of November 2, 2012, were redeemed at the full amount of $75,000,000 plus all accrued and unpaid distributions thereon to the redemption date.

On December 14, 2012, we completed a redemption of all of the outstanding 10.3% Cumulative Trust Preferred Securities, having an aggregate liquidation amount of $16,088,000, that were issued by Patriot Bank Corp. which was acquired by Susquehanna Bancshares, Inc. on June 10, 2004. The Trust Preferred Securities, which by their terms had a final repayment date of June 20, 2027, were redeemed at the full amount of $16,088,000 plus all accrued and unpaid distributions thereon to the redemption date.

Susquehanna funded these redemptions with available cash and the proceeds from its $150,000,000 offering of 5.375% Senior Notes due 2022 completed August 15, 2012. Associated with the redemptions, Susquehanna incurred losses on the extinguishment of debt due to the write-off of capitalized debt issuance costs. The pre-tax loss on extinguishment relating to these redemptions was $1.2 million for the Trust Preferred Securities and $4.7 million for the Capital Securities, respectively, and the after-tax loss on extinguishment relating to these redemptions was $0.8 million for the Trust Preferred Securities and $3.1 million for the Capital Securities, respectively.

For additional information about borrowings, refer to **"Note 10. Borrowings" to the consolidated financial statements appearing in Part II, *Item 8.***

Contractual Obligations and Commercial Commitments

Table 26 presents certain of our contractual obligations and commercial commitments at December 31, 2012 and their expected year of payment or expiration.

Table 26
Contractual Obligations and Commercial Commitments at December 31, 2012

Contractual Obligations

At December 31, 2012	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years
	(Dollars in thousands)				
Certificates of deposit	$3,740,005	$2,447,348	$961,570	$259,639	$ 71,448
FHLB borrowings	1,199,062	1,109,857	33,538	6,860	48,807
Long-term debt	405,948	785	75,000	236	329,927
Operating leases	166,182	20,884	37,349	33,199	74,750
Residual value guaranty fees	9,300	3,000	6,300	0	0

At December 31, 2011	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years
	(Dollars in thousands)				
Certificates of deposit	$3,412,464	$1,893,858	$1,201,704	$250,147	$ 66,755
FHLB borrowings	971,020	905,743	28,907	28,074	8,296
Long-term debt	499,347	75,000	75,000	0	349,347
Operating leases	145,245	17,607	32,092	27,389	68,157
Residual value guaranty fees	9,000	3,000	6,000	0	0

Other Commercial Commitments

At December 31, 2012	Commitment Expiration by Period				
	Total	Less than 1 Year	1 - 3 Years	4 -5 Years	Over 5 Years
	(Dollars in thousands)				
Stand-by letters of credit	$386,763	$270,146	$116,488	$ 101	$ 28
Commercial commitments	968,884	821,769	55,133	82,618	9,364
Real estate commitments	265,376	245,955	5,236	8,203	5,982

At December 31, 2011	Commitment Expiration by Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years
	(Dollars in thousands)				
Stand-by letters of credit	$294,368	$203,047	$ 90,593	$ 84	$ 644
Commercial commitments	785,987	630,240	129,074	18,153	8,520
Real estate commitments	205,036	135,675	62,152	5,778	1,431

Shareholders' Equity

Common Stock

On January 19, 2011, Susquehanna repurchased the warrant that was issued to the U.S. Treasury on December 12, 2008 in conjunction with our participation in the TARP Capital Purchase Program. The warrant entitled the U.S. Treasury to purchase up to 3.0 million shares of Susquehanna's common stock at a price of $14.86 per share. We paid $5.3 million to the Treasury to repurchase the warrant. The repurchase of the warrant concluded Susquehanna's participation in the Capital Purchase Program.

On October 1, 2011, Susquehanna completed its acquisition of Abington, issuing a total of 26.7 million shares of Susquehanna common stock, par value $2.00, in connection with the transaction. The Abington acquisition increased total shareholders' equity by $150.8 million.

On February 17, 2012, Susquehanna completed its acquisition of Tower, issuing a total of 30.8 million shares of Susquehanna common stock, par value $2.00, in connection with the transaction. The Tower acquisition increased total shareholders' equity by $302.1 million.

Capital Adequacy

The maintenance of a strong capital base at the parent company level as well as at the bank level is an important aspect of our philosophy. We and the bank have leverage and risk-weighted ratios well in excess of regulatory minimums, and each entity is considered "well capitalized" under regulatory guidelines.

In June of 2012, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation published three Notices of Proposed Rulemaking ("NPR") to implement aspects of Basel III, as well as to implement aspects of the Dodd-Frank Wall Street Reform Act and the Consumer Protection Act. If the three NPRs become finalized substantially in their current form as expected, there will be changes to the calculation of risk weighted assets as well as limitations on what is permissible to include as Tier I Capital. When promulgated we expect the final rules to have implementation periods at various points over the next several years. In addition to preparing for the impact of these rules, we are continuing to monitor the rulemaking process for any modifications or clarifications that may be made prior to finalization. In anticipation of the final rules we have redeemed some of our trust preferred securities and capital securities that would be affected by the rules, and we continue to investigate our options for redeeming others in the future.

For additional information related to our risk-based capital ratios, see **"Note 23. Regulatory Requirements and Other Restrictions" to the consolidated financial statements appearing in Part II, *Item 8.***

Market Risks

The types of market risk exposures generally faced by us include:

- equity market price risk;
- liquidity risk;
- interest rate risk;
- foreign currency risk; and
- commodity price risk.

Due to the nature of our operations, foreign currency and commodity price risk are not significant to us.

Equity Market Price Risk

Equity market price risk is the risk related to market fluctuations of equity prices in the securities markets. While we do not have significant risk in our investment portfolio, market price fluctuations may affect fee income generated through our asset management operations. Generally, our fee structure is based on the market value of assets being managed at specific time frames. If market values decline, our fee income may also decline.

Liquidity Risk

The maintenance of adequate liquidity — the ability to meet the cash requirements of our customers and other financial commitments — is a fundamental aspect of our asset/liability management strategy. Our policy of diversifying our funding sources — purchased funds, repurchase agreements, and deposit accounts — allows us to avoid undue concentration in any single financial market and also to avoid heavy funding requirements within short periods of time. At December 31, 2012 and 2011, our bank subsidiary had approximately $1.5 billion and $715.4 million, respectively, available under a collateralized line of credit with the Federal Home Loan Bank of Pittsburgh; and $2.4 billion and $1.3 billion, respectively, more would have been available provided that additional collateral had been pledged. In addition, at December 31, 2012 and 2011, we had unused federal funds lines of $1.0 billion and $987.0 million, respectively, and aggregate brokered certificates of deposits of only $392.8 million and $165.5 million, respectively.

In addition, we have pledged certain auto leases, certain auto loans, certain commercial finance leases, and certain investment securities to obtain collateralized borrowing availability at the Federal Reserve's Discount Window. At December 31, 2012 and 2011, we had unused collateralized availability of $1.1 billion and $983.9 million, respectively.

Liquidity, however, is not entirely dependent on increasing our liability balances. Liquidity is also evaluated by taking into consideration maturing or readily marketable assets. Unrestricted short-term investments totaled $39.6 million and $55.8 million, respectively, at December 31, 2012 and 2011, and represented additional sources of liquidity.

Management believes these sources of liquidity are sufficient to support our banking operations.

Interest Rate Risk

The management of interest rate risk focuses on controlling the risk to net interest income and the associated net interest margin as the result of changing market rates and spreads. Interest rate sensitivity is the matching or mismatching of the repricing and rate structure of the interest-bearing assets and liabilities. Our goal is to control risk exposure to changing rates within management's accepted guidelines to maintain an acceptable level of risk exposure in support of consistent earnings.

We employ a variety of methods to monitor interest rate risk. These methods include basic gap analysis, which points to directional exposure; routine rate shocks simulation; and evaluation of the change in economic value of equity. Board directed guidelines have been adopted for both the rate shock simulations and economic value of equity exposure limits. By dividing the assets and liabilities into three groups — fixed rate, floating rate, and those which reprice only at our discretion — strategies are developed to control the exposure to interest rate fluctuations.

Our interest rate risk using the static gap analysis is presented in Table 27. This method reports the difference between interest-rate sensitive assets and liabilities at a specific point in time. Management uses the static gap methodology to identify our directional interest-rate risk. Table 27 also illustrates our estimated interest-rate sensitivity (periodic and cumulative) gap positions as calculated as of December 31, 2012 and 2011. These estimates include anticipated prepayments on commercial and residential loans, and mortgage-backed securities, in addition to certain repricing assumptions relative to our core deposits. Traditionally, an institution with more assets repricing than liabilities over a given time frame is considered asset sensitive, and one with more liabilities repricing than assets is considered liability sensitive. An asset sensitive institution will generally benefit from rising rates, and a liability sensitive institution will generally benefit from declining rates. Static gap analysis is widely accepted because of its simplicity in identifying interest rate risk exposure; but it ignores market spread adjustments, the changing mix of the balance sheet, planned balance sheet management strategies, and the change in prepayment assumptions.

Table 27
Balance Sheet Gap Analysis

At December 31, 2012	1-3 months	3-12 months	1-3 years	Over 3 years	Total
			(Dollars in thousands)		
Assets					
Short-term investments	$ 119,177	$ 0	$ 0	$ 0	$ 119,177
Investments	455,106	439,927	754,227	1,081,075	2,730,335
Loans and leases, net of unearned income	5,715,577	2,099,530	2,752,033	2,327,601	12,894,741
Total	$6,289,860	$2,539,457	$3,506,260	$ 3,408,676	$15,744,253
Liabilities					
Interest-bearing demand	$2,331,658	$1,165,829	$1,748,744	$ 582,916	$ 5,829,147
Savings	412,917	206,458	309,688	103,229	1,032,292
Time	333,027	1,067,493	658,466	203,277	2,262,263
Time in denominations of $100 or more	438,880	612,885	303,104	127,811	1,482,680
Total borrowings	2,240,519	11,018	32,954	245,550	2,530,041
Total	$5,757,001	$3,063,683	$3,052,956	$ 1,262,783	$13,136,423
Impact of other assets, other liabilities, capital, and noninterest-bearing deposits:	$ 890,057	$ 126,282	$ (529,642)	$(3,099,109)	
Interest Sensitivity Gap:					
Periodic	$1,422,916	$ (397,944)	$ (76,338)	$ (953,216)	
Cumulative		1,024,972	948,634	(4,582)	
Cumulative gap as a percentage of total assets	8%	6%	5%	0%	

At December 31, 2011	1-3 months	3-12 months	1-3 years	Over 3 years	Total
			(Dollars in thousands)		
Assets					
Short-term investments	$ 121,686	$ 0	$ 0	$ 0	$ 121,686
Investments	327,137	250,851	542,415	1,302,703	2,423,106
Loans and leases, net of unearned income	4,549,859	1,474,462	2,299,960	1,957,757	10,282,038
Total	$4,998,682	$1,725,313	$2,842,375	$ 3,260,460	$12,826,830
Liabilities					
Interest-bearing demand	$1,775,794	$ 887,898	$1,331,846	$ 443,949	$ 4,439,487
Savings	347,484	173,742	260,613	86,871	868,710
Time	335,518	800,141	824,150	191,330	2,151,139
Time in denominations of $100 or more	258,700	491,264	371,996	125,560	1,247,520
Total borrowings	1,846,195	87,669	29,001	274,567	2,237,432
Total	$4,563,691	$2,440,714	$2,817,606	$ 1,122,277	$10,944,288
Impact of other assets, other liabilities, capital, and noninterest-bearing deposits:	$ (21,836)	$ 117,205	$ (81,375)	$(1,904,944)	
Interest Sensitivity Gap:					
Periodic	$ 413,155	$ (598,196)	$ (56,606)	$ 233,240	
Cumulative		(185,041)	(241,647)	(8,407)	
Cumulative gap as a percentage of total assets	3%	-1%	-2%	0%	

In addition to static gap reports comparing the sensitivity of interest-earning assets and interest-bearing liabilities to changes in interest rates, we also utilize simulation analysis that measures our exposure to interest rate risk. The financial simulation model calculates the income effect and the economic value of assets, liabilities and equity at current and forecasted interest rates, and at hypothetical higher and lower interest rates at one percent intervals. The income effect and economic value of defined categories of financial instruments is calculated by the model using estimated cash flows based on embedded options, prepayments, early withdrawals, and weighted average contractual rates and terms. For economic value calculations, the model also considers discount rates for similar financial instruments. The economic values of longer-term fixed-rate financial instruments are generally more sensitive to changes in interest rates. Adjustable-rate and variable-rate financial instruments largely reflect only a change in economic value representing the difference between the contractual and discounted rates until the next contractual interest rate repricing date, unless subject to rate caps and floors.

A portion of our loan portfolio consists of commercial and residential mortgage loans containing embedded options, which permit the borrower to repay the principal balance of the loan prior to maturity ("prepayments") without penalty A loan's susceptibility for prepayment is dependent upon a number of factors, including the current interest rate versus the contractual interest rate of the loan, the financial ability of the borrower to refinance, the economic benefit and the availability of refinancing at attractive terms in addition to general changes in customers' needs. Refinancing may also depend upon economic and other factors in specific geographic areas that affect the sales and price levels of residential property. In a changing interest rate environment, prepayments may increase or decrease depending on the current relative levels and expectations of future short-term and long-term interest rates.

Changes in market rates and general economic conditions impact our organization's mortgage-backed security portfolio. Savings and checking deposits generally may be withdrawn upon the customer's request without prior notice. A continuing relationship with customers resulting in future deposits and withdrawals is generally predictable, resulting in a dependable source of funds. Time deposits generally have early withdrawal penalties, while term FHLB borrowings and subordinated notes have prepayment penalties, which discourage customer withdrawal of time deposits and prepayment of FHLB borrowings and subordinated notes prior to maturity.

Our floating-rate loan portfolio is primarily indexed to national interest rate indices. The portfolio is funded by interest-bearing liabilities which are determined by other indices, primarily deposits and FHLB borrowings. A changing interest rate environment may result in different levels of changes to the different indices resulting in disproportionate changes in the value of, and the net earnings generated from, such financial instruments. Basis risk is the result of these different changes in the indices, with historical relationships not always being a good indicator.

Tables 28 and 29 reflect the estimated economic value of assets, liabilities, and equity, and income effect calculated using certain assumptions we determined as of December 31, 2012, and 2011, at then current interest rates and at hypothetical higher interest rates (given the state of current interest rates, hypothetical lower interest rates are meaningless) in 1% and 2% increments. As noted in Table 28, the economic value of equity at risk as of December 31, 2012 is positive 2%, at an interest rate change of positive 2%. However, in Table 29, net interest income as of December 31, 2012 would improve by positive 4%, with a hypothetical interest rate change of positive 2%.

Table 28
Balance Sheet Shock Analysis

At December 31, 2012	Base Present Value	+1%	+2%
Assets			
Cash and due from banks	$ 277,042	$ 277,042	$ 277,042
Short-term investments	119,176	119,173	119,169
Securities available for sale	2,730,335	2,650,408	2,547,600
Loans and leases, net of unearned income	12,770,898	12,664,080	12,577,992
Other assets	2,196,328	2,196,328	2,196,328
Total assets	$18,093,779	$17,907,031	$17,718,131
Liabilities			
Deposits:			
Non-interest bearing	$ 1,973,664	$ 1,973,664	$ 1,973,664
Interest-bearing	10,570,405	10,403,078	10,244,420
Total borrowings	2,497,100	2,451,996	2,406,215
Other liabilities	331,671	331,671	331,671
Total liabilities	15,372,840	15,160,409	14,955,970
Total economic equity	2,720,939	2,746,622	2,762,161
Total liabilities and equity	$18,093,779	$17,907,031	$17,718,131
Economic equity ratio	15%	15%	16%
Value at risk	$ 0	$ 25,683	$ 41,222
% Value at risk	0%	1%	2%

At December 31, 2011	Base Present Value	+1%	+2%
Assets			
Cash and due from banks	$ 276,384	$ 276,384	$ 276,384
Short-term investments	121,686	121,682	121,679
Securities available for sale	2,423,107	2,356,055	2,262,260
Loans and leases, net of unearned income	10,344,966	10,169,652	10,021,187
Other assets	1,916,268	1,916,248	1,916,228
Total assets	$15,082,411	$14,840,021	$14,597,738
Liabilities			
Deposits:			
Non-interest bearing	$ 1,569,811	$ 1,569,811	$ 1,569,811
Interest-bearing	8,383,787	8,129,103	7,895,408
Total borrowings	2,476,440	2,365,965	2,287,228
Other liabilities	253,637	253,637	253,637
Total liabilities	12,683,675	12,318,516	12,006,084
Total economic equity	2,398,736	2,521,505	2,591,654
Total liabilities and equity	$15,082,411	$14,840,021	$14,597,738
Economic equity ratio	16%	17%	18%
Value at risk	$ 0	$ 122,769	$ 192,918
% Value at risk	0%	5%	8%

Table 29
Net Interest Income Shock Analysis

At December 31, 2012	Base Scenario	+1%	+2%
Interest income:			
Short-term investments	$ 387	$ 2,104	$ 3,844
Investments	87,128	92,404	96,510
Loans and leases	660,138	716,778	780,515
Total interest income	747,653	811,286	880,869
Interest expense:			
Interest-bearing demand and savings	19,176	46,895	73,976
Time	40,595	48,806	57,938
Total borrowings	46,516	63,813	78,848
Total interest expense	106,287	159,514	210,762
Net interest income	$641,366	$651,772	$670,107
Net interest income at risk	$ 0	$ 10,406	$ 28,741
% Net interest income at risk	0%	2%	4%

At December 31, 2011	Base Scenario	+1%	+2%
Interest income:			
Short-term investments	$ 374	$ 2,495	$ 4,686
Investments	86,724	90,421	93,826
Loans and leases	529,385	574,248	625,564
Total interest income	616,483	667,164	724,076
Interest expense:			
Interest-bearing demand and savings	23,592	38,730	54,226
Time	43,133	48,870	55,310
Total borrowings	61,708	74,354	86,970
Total interest expense	128,433	161,954	196,506
Net interest income	$488,050	$505,210	$527,570
Net interest income at risk	$ 0	$ 17,160	$ 39,520
% Net interest income at risk	0%	4%	8%

Derivative Financial Instruments and Hedging Activities

Our interest rate risk management strategy involves hedging the repricing characteristics of certain assets and liabilities so as to mitigate adverse effects on our net interest margin and cash flows from changes in interest rates. While we do not participate in speculative derivatives trading, we consider it prudent to use certain derivative instruments to add stability to our interest income and expense, to modify the duration of specific assets and liabilities, and to manage our exposure to interest rate movements.

Additionally, we execute derivative instruments in the form of interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those derivatives are immediately hedged by offsetting derivative contracts, such that we minimize our net interest rate risk exposure resulting from such transactions. We do not use credit default swaps in our investment or hedging operations.

For additional information about our derivative financial instruments, refer to **"Note 21. Derivative Financial Instruments"** and **"Note 22. Fair Value Disclosures" to the consolidated financial statements appearing in Part II, *Item 8.***

Vehicle Leasing Residual Value Risk

In an effort to manage the vehicle residual value risk arising from the auto leasing business of Hann and our affiliate bank, Hann and the bank have entered into arrangements with Auto Lenders Liquidation Center, Inc. ("Auto Lenders") pursuant to which Hann or the bank, as applicable, effectively transferred to Auto Lenders all residual value risk of its respective auto lease portfolio, and all residual value risk on any new leases originated over the term of the applicable agreement. Auto Lenders, which was formed in 1990, is a used-vehicle remarketer with five retail locations in New Jersey and has access to various wholesale facilities throughout the country. Under these arrangements, Auto Lenders agrees to purchase the beneficial interest in all vehicles returned by the obligors at the scheduled expiration of the related leases for a purchase price equal to the stated residual value of such vehicles. Stated residual values of new leases are set in accordance with the standards approved in advance by Auto Lenders. Under a servicing agreement with Auto Lenders, Hann agrees to make monthly guaranty payments to Auto Lenders based upon a negotiated schedule covering a three-year period. At the end of each year, the servicing agreement may be renewed by the mutual agreement of the parties for an additional one-year term, beyond the current three-year term, subject to renegotiation of the payments for the additional year. During the renewal process, we periodically obtain competitive quotes from third parties to determine the best remarketing and/or residual guarantee alternatives for Hann and our bank subsidiary.

Recently Adopted or Issued Accounting Guidance

For information about the impact that recently adopted or issued accounting guidance will have on our financial statements, refer to **"Note 1. Accounting Policies" to the financial statements appearing in Part II, *Item 8.***

Summary of 2011 Compared to 2010

Results of Operations

Results of operations for the year ended December 31, 2011 include the following pre-tax transactions:

- a $39.1 million net realized gain on acquisition;
- a $15.0 million charge for merger-related expenses; and,
- a $50.0 million loss on extinguishment of debt.

Results of operations for the year ended December 31, 2010 include the following pre-tax transaction:

- a $9.5 million net gain on securities transactions.

Net income applicable to common shareholders for the year ended December 31, 2011 was $54.9 million, an increase of $38.6 million when compared to net income applicable to common shareholders of $16.3 million in 2010. The provision for loan and lease losses decreased 32.5%, to $110.0 million for 2011, from $163.0 million for 2010. Net interest income increased 1.6%, to $433.2 million for 2011, from $426.5 million in 2010. Noninterest income, excluding the net realized gain on acquisition, decreased 5.6% to $143.6 million for 2011, from $152.1 million for 2010, and noninterest expenses, excluding the loss on extinguishment of debt and merger-related expenses, for 2011 were $395.2 million, an increase of 3.3% over 2010 when noninterest expenses were $382.7 million.

Additional information is as follows:

Table 30
Key Financial Measures

	Twelve Months Ended December 31,	
	2011	2010
Diluted Earnings per Common Share	$ 0.40	$ 0.13
Return on Average Assets	0.38%	0.23%
Return on Average Equity	2.67%	1.53%
Return on Average Tangible Equity (1)	6.01%	3.69%
Efficiency Ratio	66.83%	64.62%
Net Interest Margin	3.60%	3.67%

(1) Supplemental Reporting of Non-GAAP-based Financial Measures

Return on average tangible equity is a non-GAAP-based financial measure calculated using non-GAAP amounts. The most directly comparable measure is return on average equity, which is calculated using GAAP-based amounts. We calculate return on average tangible equity by excluding the balance of intangible assets and their related amortization expense from our calculation of return on average equity. Management uses the return on average tangible equity in order to review our core operating results. Management believes that this is a better measure of our performance. In addition, this is consistent with the treatment by bank regulatory agencies, which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average equity to return on average tangible equity is set forth below.

	2011	2010
Return on average shareholders' equity (GAAP basis)	2.67%	1.53%
Effect of excluding average intangible assets and related amortization	3.34	2.16
Return on average tangible shareholders' equity	6.01	3.69

Net Interest Income — Taxable Equivalent Basis

Our major source of operating revenues is net interest income, which increased to $433.2 million in 2011, as compared to $426.5 million in 2010. Net interest income as a percentage of net interest income plus other income (excluding the net realized gain on acquisition) was 75% for the twelve months ended December 31, 2011, 74% for the twelve months ended December 31, 2010, and 71% for the twelve months ended December 31, 2009.

The $7.8 million increase in our taxable equivalent net interest income in 2011, as compared to 2010, primarily was the result of a $441.7 million increase in our average earning asset volumes, offset by a seven basis point decline in our net interest margin as interest rates continued to decline in 2011, which negatively affected our asset-sensitive balance sheet. The increase in average earning assets was primarily due to the increase in the investment portfolio as average loan growth was minimal.

Provision and Allowance for Loan and Lease Losses

Although we continued to experience a challenging operating environment throughout 2011, we saw some signs of stabilization. As a result, we decreased our provision for loan and lease losses in accordance with our assessment process, which took into consideration a $40.4 million decrease in nonaccrual loans and leases since December 31, 2010, as noted in Table 10. The provision for loan and lease losses was $110.0 million for the year ended December 31, 2011, and $163.0 million for the year ended December 31, 2010. The allowance for loan and lease losses at December 31, 2011 was 1.80% of period-end loans and leases, or $188.1 million, and 1.99% of period-end loans and leases, or $191.8 million, at December 31, 2010.

Noninterest Income

Noninterest income, as a percentage of net interest income plus noninterest income (excluding the net realized gain on acquisition) was 30% and 26%, respectively for 2011 and 2010. For 2011, the ratio is 25% when the net realized gain on acquisition is excluded from the noninterest income component.

Noninterest income, excluding the net realized gain on acquisition, decreased $8.6 million, or 5.7%, in 2011, as compared to 2010. This net decrease was primarily the result of the following:

- Decreased *service charges on deposit accounts* of $2.7 million;
- Increased *vehicle origination and servicing fees* of $1.0 million;
- Increased *commissions on property and casualty insurance sales* of $2.0 million;
- Increased *net gain on the sale of loans and leases* of $1.8 million;
- Decreased *net realized gain on securities(excluding other-than-temporary impairment)* of $9.0 million;
- Decreased *other income* of $1.3 million.

Service charges on deposit accounts. The 8.0% decrease primarily was the result of changes in customers' behavior regarding overdrafts, and changes in government regulations regarding overdraft fees.

Vehicle origination and servicing fees. The 15.2% increase primarily was due to increased vehicle leasing volume.

Commissions on property and casualty insurance sales. The 16.8% increase was the result of increased volume at Addis, as well as higher premium rates from their carriers.

Net gain on the sale of loans and leases. The 16.8% increase primarily was the result of increased gains on the sale of Small Business Administration loans.

Net realized gain on securities (excluding other-than-temporary impairment). During 2011, we realized net gains of $3.9 million on the sale of securities with an aggregate book value of $428.2 million. During 2010, we realized net gains of $13.4 million on the sale and call of securities with an aggregate book value of $356.1 million.

Other income. The 23.2% net decrease primarily was the result of $1.0 million of sales and use tax refunds in 2011, $1.2 million of one-time Visa related revenues in 2011, a $1.5 million decline in cash surrender value income on insurance policies in 2011, and a $2.4 million increase in gain on sale of other real estate.

Noninterest Expenses

Total noninterest expenses for the year ended December 31, 2011 were $395.2 million, excluding prepayment penalty and merger related expenses, an increase of $12.5 million, or 3.3%, from the year ended December 31, 2010 when total noninterest expenses were $382.7 million. Components within this category increased or decreased as follows:

- Increased *salaries and employee benefits* of $17.4 million;
- Increased *occupancy* of $1.4 million;
- Decreased *furniture and equipment* of $1.1 million;
- Decreased *advertising* of $1.1 million; and
- Decreased *vehicle lease disposal* of $4.0 million.

Salaries and employee benefits. The 9.1% increase primarily can be attributed to annual merit increases, a reduction in open positions, and the Abington acquisition on October 1, 2011.

Occupancy. The 4.0% increase is primarily due to the fourth quarter 2011 acquisition of Abington.

Furniture and equipment. The 7.7% decrease is the result of decreased depreciation.

Advertising. The 9.0% decrease is the result of a lower budget in 2011.

Vehicle lease disposal. The 27.2% decrease primarily was the result of lower residual value expense and fewer cars being returned to Hann after maturity of the lease.

Income Taxes

Our effective tax rates for 2011 and 2010 were (20.3%) and 3.5%, respectively.

The decrease in our rate in 2011 was primarily due to the effect of the non-taxable bargain-purchase accounting gain from the Abington acquisition. With the exception of the bargain purchase accounting, items impacting the effective tax rate in 2011, including tax-advantaged investment and loan income, were comparable to 2010.

Financial Condition

Total assets at December 31, 2011, were $15.0 billion, an increase of 7.3% when compared to total assets of $14.0 billion at December 31, 2010. Loans and leases, increased to $10.4 billion at December 31, 2011, from $9.6 billion at December 31, 2010. Total deposits increased to $10.3 billion at December 31, 2011, from $9.2 billion at December 31, 2010. These increases were primarily due to the acquisition of Abington in the fourth quarter of 2011.

Equity capital at December 31, 2011 was $2.2 billion, an increase of $0.2 billion from December 31, 2010 when equity capital was $2.0 billion. The acquisition of Abington resulted in 26.7 million common shares issued, and a net increase in equity of $150.8 million. As a result, book value per common share was $13.96 at December 31, 2011 and $15.27 at December 31, 2010. Tangible book value per common share was $7.28 at December 31, 2011 and $7.18 at December 31, 2010.

Fair Value Measurements and The Fair Value Option for Financial Assets and Financial Liabilities

At December 31, 2011, Susquehanna had made no elections to use fair value as an alternative measurement for selected financial assets and financial liabilities not previously carried at fair value. In addition, non-financial assets and non-financial liabilities have not been measured at fair value because we have made the determination that the impact on our financial statements would be minimal.

Investment Securities

Available-for-sale securities increased $14.2 million at December 31, 2011 as compared to December 31, 2010. This increase resulted from the Abington acquisition.

At December 31, 2011, we held no securities of any one issuer (other than securities of U.S. Government agencies and corporations, which, by regulation, may be excluded from this disclosure) where the aggregate book value exceeded 10% of shareholders' equity.

Loans and Leases

Loans and leases, net of unearned income, increased 8.5%, from $9.6 billion at December 31, 2010, to $10.4 billion at December 31, 2011. Excluding the loans acquired in the Abington transaction, loans and leases increased 1.9%. Commercial, financial, and agricultural loans increased $54.5 million ($43.1 million excluding Abington), net of charge-offs of $25.5 million. Real estate construction loans, which we consider to be higher-risk loans, declined by $48.0 million ($118.9 million excluding Abington), net of charge-offs of $36.6 million. This 13.6% decrease in real estate construction loans was primarily due to our continuing plan to decrease that portfolio, thereby reducing our exposure in a segment that has been particularly stressed during this recession. Consumer loans, however, increased by $119.2 million ($118.9 million excluding Abington) since December 31, 2010, and loans secured by residential real estate also increased by $545.9 million ($97.0 million excluding Abington), during the same period.

Risk Assets

Nonaccrual loans and leases decreased from $196.9 million at December 31, 2010, to $156.5 million at December 31, 2011. The net decrease was primarily the result of the resolution of many real estate — construction credits during 2011. As a result, total nonperforming assets as a percentage of period-end loans and leases plus foreclosed real estate decreased from 2.23% at December 31, 2010 to 1.88% at December 31, 2011.

Real Estate — Construction

At December 31, 2011, real estate — construction loans comprised only 7.9% of our total loan and lease portfolio but accounted for 24.1% of total nonaccrual loans and leases, 19.6% of our allowance for loan and lease losses, and for the year ended December 31, 2011, this loan type accounted for 25.9% of total net charge-offs. As a result, we consider these real-estate construction loans to be higher-risk loans. To mitigate the risk of continued significant losses with regard to this portfolio, we have tightened the advance ratios for raw land, from 65% to 60% of appraised value or cost, whichever is less; for land approved/unimproved, from 70% to 65%; for land approved/improved, from 75% to 70%; and for construction of houses, apartments, or commercial buildings, from 75% to 70%.

Troubled Debt Restructurings ("TDRs")

Troubled debt restructurings have decreased significantly from $114.6 million at December 31, 2010 to $72.9 million at December 31, 2011. We consider all restructured loans to be impaired. Additional charge-offs subsequent to the restructuring during the years ended December 31, 2011 and 2010, totaled $15.7 million and $0, respectively.

Impaired Loans

Of the $177.7 million of impaired loans (nonaccrual, non-consumer relationships greater than $0.5 million plus accruing restructured loans) at December 31, 2011, $85.6 million, or 48.2%, had no related reserve. The determination that no related reserve for these collateral-dependent loans was required was based on the net realizable value of the underlying collateral.

Potential Problem Loans

Loans with principal and/or interest delinquent ninety days or more and still accruing interest totaled $10.1 million at December 31, 2011, a decrease of $10.5 million, from $20.6 million at December 31, 2010.

Goodwill and Other Identifiable Intangible Assets

We performed our annual goodwill impairment tests in the second quarter of 2011, and determined that the fair value of each of our reporting units exceeded its book value, and there was no goodwill impairment. Based upon our analyses at May 31, 2011, the fair value of the bank reporting unit exceeded its carrying value by 13.0%, the fair value of the wealth management reporting unit exceeded its carrying value by 59.7%, and the fair value of the property and casualty insurance reporting unit exceeded its carrying value by 48.4%.

Deposits

Total deposits increased $1.1 billion, or12.0%, from December 31, 2010 to December 31, 2011. Time deposits increased 0.2% while our core deposits, which consist of noninterest-bearing demand deposits, interest-bearing demand deposits, and savings deposits increased 18.9%. These changes, in part, reflected the results of our continuing strategy to improve our mix of deposits by allowing high-cost, single-service certificates of deposit to run off.

We did not rely upon time deposits of $0.1 million or more as a principal source of funds, as they represented only 12.2% of total deposits as of December 31, 2011. Table 16 presents a breakdown by maturity of time deposits of $0.1 million or more as of December 31, 2011.

Borrowings

Federal Home Loan Bank Borrowings ("FHLB")

Short-term FHLB borrowings increased $600.0 million from December 31, 2010 to December 31, 2011, while long-term FHLB borrowings decreased $730.6 million from December 31, 2010 to December 31, 2011 as a result of a balance sheet restructuring during the fourth quarter of 2011. We experienced a $50.0 million prepayment penalty as a result of prepaying $679.0 million of fixed rate FHLB borrowings with an average weighted cost of 4.27%, however, we expect to offset this penalty within two years through decreased interest expense on FHLB borrowings. This prepayment was funded by reducing federal funds sold by $114.0 million, selling $148.0 million of investment securities with an average yield of 0.8% at an after-tax loss of $200,000 and borrowing short-term $450.0 million. The $450.0 million of short-term borrowings were hedged by purchasing forward starting interest rate swaps of $252.0 million and caps of $198.0 million with the starting date of the caps being December 14, 2012 and the starting dates of the swaps being between June 19, 2013 and December 16, 2013.

11% Junior Subordinated Deferrable Interest Debentures, Series II

On March 16, 2010, Susquehanna Capital II, a Delaware statutory trust, sold to the public $50.0 million aggregate principal amount of 11% Cumulative Trust Preferred Securities, Series II and used the proceeds from those sales to fund its purchase of $50.0 million of 11% Junior Subordinated Deferrable Interest Debentures, Series II issued by Susquehanna. On September 17, 2012, as part of our efforts to reduce trust preferred securities that are anticipated to no longer receive Tier I capital treatment, we redeemed all of these trust preferred securities.

Capital Adequacy

As of December 31, 2011, we and the bank had leverage and risk-weighted ratios well in excess of regulatory minimums, and each entity was considered "well capitalized" under regulatory guidelines.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The discussion concerning the effects of liquidity risk and interest rate risk on us is set forth under "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risks*" in Item 7 hereof under the section entitled "Market Risk."

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements of Susquehanna are submitted herewith:

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

Years ended December 31,	2012	2011
	(in thousands, except share data)	
Assets		
Cash and due from banks	$ 277,042	$ 276,384
Unrestricted short-term investments	39,550	55,761
Cash and cash equivalents	316,592	332,145
Interest-bearing deposits held by consolidated variable interest entities that can be used only to settle obligations of the consolidated variable interest entities	4,423	5,015
Restricted short-term investments	75,203	60,910
Securities available for sale	2,577,901	2,295,034
Restricted investment in bank stocks	152,434	128,073
Loans and leases, net of deferred costs and fees	12,728,082	10,257,161
Loans held by consolidated variable interest entities that can be used only to settle obligations of the consolidated variable interest entities	166,659	190,769
Less: Allowance for loan and lease losses	184,020	188,100
Net loans and leases	12,710,721	10,259,830
Premises and equipment, net	188,983	168,382
Other real estate and foreclosed assets	31,017	41,716
Accrued interest receivable	40,304	36,820
Bank-owned life insurance	450,270	405,296
Goodwill	1,270,359	1,018,031
Intangible assets with finite lives	41,332	29,081
Other assets	178,128	194,456
Total Assets	$18,037,667	$14,974,789
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	$ 1,973,664	$ 1,569,811
Interest-bearing	10,606,382	8,720,661
Total deposits	12,580,046	10,290,472
Federal Home Loan Bank short-term borrowings	1,098,000	900,000
Other short-term borrowings	817,577	613,306
Federal Home Loan Bank long-term borrowings	101,062	71,020
Other long-term debt	251,021	176,030
Junior subordinated debentures	154,927	323,317
Long-term debt of consolidated variable interest entities for which creditors do not have recourse to Susquehanna's general credit	107,453	157,379
Accrued interest, taxes, and expenses payable	81,808	50,670
Deferred income tax liabilities	14,475	25,827
Other liabilities	235,389	177,140
Total Liabilities	15,441,758	12,785,161
Shareholders' equity:		
Common stock, $2.00 par value, 400,000,000 shares authorized; Issued: **186,811,642 at December 31, 2012,** and 157,067,887 at December 31, 2011	373,623	314,136
Treasury stock, at cost: **257,556 at December 31, 2012,** and 200,748 at December 31, 2011	(1,850)	(1,263)
Additional paid-in capital	1,645,958	1,397,152
Retained earnings	615,436	525,657
Accumulated other comprehensive loss, net of taxes of **$20,672** and $25,863	(37,258)	(46,054)
Total Shareholders' Equity	2,595,909	2,189,628
Total Liabilities and Shareholders' Equity	$18,037,667	$14,974,789

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Income

Years ended December 31,	2012	2011	2010
	(in thousands, except per share data)		
Interest Income:			
Loans and leases, including fees	**$642,190**	$516,984	$538,699
Securities:			
Taxable	**49,215**	57,846	55,835
Tax-exempt	**14,637**	15,831	14,997
Dividends	**4,444**	3,999	3,982
Short-term investments	**144**	108	182
Total interest income	**710,630**	594,768	613,695
Interest Expense:			
Deposits:			
Interest-bearing demand and savings	**21,811**	22,492	23,452
Time	**47,168**	54,286	80,511
Federal Home Loan Bank short-term borrowings	**12,747**	11,376	3,101
Other short-term borrowings	**8,711**	8,133	4,156
Federal Home Loan Bank long-term borrowings	**976**	30,648	40,451
Other long-term debt	**27,979**	34,683	35,518
Total interest expense	**119,392**	161,618	187,189
Net interest income	**591,238**	433,150	426,506
Provision for loan and lease losses	**64,000**	110,000	163,000
Net interest income, after provision for loan and lease losses	**527,238**	323,150	263,506
Noninterest Income:			
Service charges on deposit accounts	**34,428**	31,728	34,467
Vehicle origination and servicing fees	**10,366**	7,862	6,826
Asset management fees	**29,138**	28,153	28,362
Income from fiduciary-related activities	**10,266**	7,333	7,259
Commissions on brokerage, life insurance, and annuity sales	**8,301**	8,202	7,567
Commissions on property and casualty insurance sales	**15,894**	14,047	12,030
Other commissions and fees	**21,510**	23,728	24,661
Income from bank-owned life insurance	**6,471**	4,931	4,965
Net gain on sale of loans and leases	**20,244**	12,747	10,918
Net realized gain on acquisition	**0**	39,143	0
Net realized gain on sales of securities	**1,674**	3,878	13,408
Total other-than-temporary impairment, net of recoveries	**2,855**	(6,392)	(4,843)
Portion of loss recognized in other comprehensive income (before taxes)	**(3,096)**	3,028	952
Net impairment losses recognized in earnings	**(241)**	(3,364)	(3,891)
Other	**8,708**	4,280	5,576
Total noninterest income	**166,759**	182,668	152,148
Noninterest Expenses:			
Salaries and employee benefits	**251,583**	209,235	191,806
Occupancy	**45,231**	37,446	35,997
Furniture and equipment	**15,725**	12,596	13,647
Advertising and marketing	**12,317**	11,470	12,606
FDIC insurance	**20,486**	16,602	16,763
Legal fees	**8,150**	9,302	8,786
Amortization of intangible assets	**12,525**	8,705	9,438
Vehicle lease disposal	**6,342**	10,584	14,543
Merger related	**17,351**	14,991	0
Loss on extinguishment of debt	**5,860**	50,020	0
Other	**94,447**	79,229	79,064
Total noninterest expenses	**490,017**	460,180	382,650
Income before income taxes	**203,980**	45,638	33,004
Provision for (benefit from) income taxes	**62,808**	(9,267)	1,157
Net Income	**141,172**	54,905	31,847
Preferred stock dividends and accretion	**0**	0	15,572
Net Income Applicable to Common Shareholders	**$141,172**	$ 54,905	$ 16,275
Earnings per common share:			
Basic	**$ 0.77**	$ 0.40	$ 0.13
Diluted	**$ 0.77**	$ 0.40	$ 0.13
Cash dividends per common share	**$ 0.28**	$ 0.08	$ 0.04
Average common shares outstanding:			
Basic	**182,896**	136,509	121,031
Diluted	**183,578**	136,876	121,069

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

Years ended December 31,	2012	2011	2010
		(in thousands)	
Net Income	**$141,172**	$ 54,905	$ 31,847
Other comprehensive income:			
Change in unrealized gain on securities available for sale	**21,670**	55,979	(9,438)
Tax effect and reclassification adjustment	**(7,774)**	(20,117)	3,584
	13,896	35,862	(5,854)
Non-credit related unrealized loss on other-than-temporarily impaired debt securities	**3,096**	(3,028)	(952)
Tax effect	**(1,135)**	1,110	349
	1,961	(1,918)	(603)
Change in unrealized loss on cash flow hedges	**(1,812)**	(22,521)	(35,843)
Tax effect	**579**	8,254	12,396
	(1,233)	(14,267)	(23,447)
Adjustment to postretirement benefit obligations	**(8,966)**	(11,686)	(5,028)
Tax effect	**3,138**	4,090	3,416
	(5,828)	(7,596)	(1,612)
Total other comprehensive income (loss)	**8,796**	12,081	(31,516)
Total comprehensive income	**$149,968**	$ 66,986	$ 331

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended December 31,	2012	2011	2010
		(in thousands)	
Cash Flows from Operating Activities:			
Net income	**$ 141,172**	$ 54,905	$ 31,847
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion	**52,153**	37,388	30,856
Provision for loan and lease losses	**64,000**	110,000	163,000
Realized gain on available-for-sale securities, net	**(1,433)**	(514)	(9,517)
Deferred income tax expense	**64,076**	(14,639)	(28,691)
Gain on sale of loans and leases	**(20,244)**	(12,747)	(10,918)
(Gain) loss on sale of foreclosed assets	**(2,168)**	(1,105)	1,216
Gain on acquisition	**0**	(39,143)	0
Mortgage loans originated for sale	**(586,382)**	(335,248)	(389,519)
Proceeds from sale of mortgage loans originated for sale	**591,347**	326,136	396,161
Payments received on loans and leases transferred from held for sale to held for investment, net of (advances) on home equity lines of credit	**(2,092)**	14,861	155,926
Increase in cash surrender value of bank-owned life insurance	**(5,751)**	(3,591)	(4,206)
Decrease in accrued interest receivable	**1,866**	2,880	672
(Decrease) increase in accrued interest payable	**(1,330)**	(9,192)	1,576
Decrease in accrued expenses and taxes payable	**(13,263)**	(6,572)	(2,851)
Other, net	**41,366**	26,513	17,466
Net cash provided by operating activities	**323,317**	149,932	353,018
Cash Flows from Investing Activities:			
Net increase in restricted short-term investments	**(4,530)**	(12,332)	(34,004)
Activity in available for sale securities:			
Sales	**157,278**	339,312	350,655
Maturities, repayments, and calls	**680,332**	686,923	813,319
Purchases	**(995,869)**	(671,982)	(1,716,081)
Net increase in restricted investment in bank stock	**(11,784)**	0	0
Net (increase) decrease in loans and leases	**(542,550)**	(334,429)	118,783
Purchase of bank-owned life insurance	**(4,087)**	(5,161)	(10,947)
Proceeds from bank-owned life insurance	**6,366**	7,088	10,947
Proceeds from sale of foreclosed assets	**37,188**	32,405	33,709
Acquisitions	**(2,487)**	99,250	0
Additions to premises and equipment, net	**(9,919)**	(9,400)	(15,233)
Net cash (used in) provided by investing activities	**(690,062)**	131,674	(448,852)
Cash Flows from Financing Activities:			
Net increase in deposits	**215,202**	241,934	216,844
Net increase (decrease) in other short-term borrowings	**194,043**	(179,521)	(270,080)
Net increase in short-term FHLB borrowings	**198,000**	600,000	200,000
Proceeds from long-term FHLB borrowings	**0**	5,000	150,000
Repayment of long-term FHLB borrowings	**(22,237)**	(809,362)	(270,192)
Proceeds from issuance of long-term debt	**149,025**	0	47,749
Repayment of long-term debt	**(337,042)**	(49,665)	(32,912)
Proceeds from issuance of common stock	**6,181**	6,596	330,721
Redemption of preferred stock	**0**	0	(300,000)
Purchase of treasury stock	**(587)**	(860)	0
Redemption of warrant	**0**	(5,269)	0
Cash dividends paid	**(51,393)**	(11,212)	(14,604)
Net cash provided by (used in) investing activities	**351,192**	(202,359)	57,526
Net change in cash and cash equivalents	**(15,553)**	79,247	(38,308)
Cash and cash equivalents at January 1	**332,145**	252,898	291,206
Cash and cash equivalents at December 31	**$ 316,592**	$ 332,145	$ 252,898

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)

Years ended December 31,	2012	2011	2010
		(in thousands)	
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest on deposits and borrowings	**$ 120,721**	$ 170,810	$185,576
Income tax payments	**16,873**	1,371	40,004
Supplemental Schedule of Noncash Activities			
Real estate acquired in settlement of loans	**24,125**	62,327	29,895
Interest-bearing deposits held by consolidated variable interest entities that can be used only to settle obligations of the consolidated variable interest entities at January 1, 2010	**$ 0**	$ 0	$ 7,537
Loans held by consolidated variable interest entities that can be used only to settle obligations of the consolidated variable interest entities at January 1. 2010	**0**	0	248,333
Long-term debt of consolidated variable interest entities for which creditors do not have recourse to Susquehanna's general credit at January 1. 2010	**0**	0	239,936
Accretion of preferred stock discount	**0**	0	7,641
Home equity line of credit loans transferred from held for sale to held for investment	**0**	0	434,897
Cumulative-effect adjustment to retained earnings relating to the consolidation of variable interest entities	**0**	0	(5,805)
Adjustment to accumulated other comprehensive income relating to the consolidation of variable interest entities	**0**	0	(6,922)
Acquisitions:			
	Tower	**Abington**	
Common stock issued	**302,112**	150,813	
Fair value of assets acquired (noncash)	**2,304,419**	1,066,720	
Fair value of liabilities acquired (noncash)	**2,252,148**	976,014	

The accompanying notes are an integral part of these consolidated financial statements.

SUSQUEHANNA BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2012, 2011, and 2010	Preferred Stock	Shares of Common Stock	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
				(in thousands, except share data)				
Balance, January 1, 2010	$ 292,359	86,473,612	$172,947	$ 0	$1,057,305	$478,167	$(19,697)	$1,981,081
Cumulative-effect adjustment resulting from the consolidation of variable interest entities						(5,805)	(6,922)	(12,727)
Comprehensive income:								
Net income						31,847		31,847
Change in unrealized gain on securities available for sale, net of taxes and reclassification adjustment of $3,584							(5,854)	(5,854)
Non-credit related unrealized loss on other-than-temporarily impaired debt securities, net of taxes of $349							(603)	(603)
Change in unrealized loss on cash flow hedges, net of taxes of $12,396							(23,447)	(23,447)
Adjustment to postretirement benefit obligations, net of taxes $3,416							(1,612)	(1,612)
Total comprehensive income								331
Issuance of common stock		43,125,000	86,250		241,090			327,340
Redemption of preferred stock	(300,000)							(300,000)
Accretion of discount on preferred stock	7,641					(7,641)		0
Issurance of common stock and share-based awards under employee benefit plans		367,023	734		2,647			3,381
Cash dividends paid on preferred stock						(9,847)		(9,847)
Cash dividends paid on common stock ($0.04 per share)						(4,757)		(4,757)
Balance, December 31, 2010	0	129,965,635	259,931	0	1,301,042	481,964	(58,135)	1,984,802
Comprehensive income:								
Net income						54,905		54,905
Change in unrealized gain on securities available for sale, net of taxes and reclassification adjustment of $20,117							35,862	35,862
Non-credit related unrealized loss on other-than-temporarily impaired debt securities, net of taxes of $1,110							(1,918)	(1,918)
Change in unrealized loss on cash flow hedges, net of taxes of $8,254							(14,267)	(14,267)
Adjustment to postretirement benefit obligations, net of taxes $4,090							(7,596)	(7,596)
Total comprehensive income								66,986
Treasury stock purchased				(860)				(860)
Redemption of warrant					(5,269)			(5,269)
Issuance of common stock in Abington Bancorp, Inc. acquisition		26,723,143	53,446	(403)	97,770			150,813
Issurance of common stock and share-based awards under employee benefit plans		379,109	759		3,609			4,368
Cash dividends paid on common stock ($0.08 per share)						(11,212)		(11,212)
Balance, December 31, 2011	0	157,067,887	314,136	(1,263)	1,397,152	525,657	(46,054)	2,189,628
Comprehensive income:								
Net income						141,172		141,172
Change in unrealized gain on securities available for sale, net of taxes and reclassification adjustment of $7,774							13,896	13,896
Non-credit related unrealized loss on other-than-temporarily impaired debt securities, net of taxes of $1,135							1,961	1,961
Change in unrealized loss on cash flow hedges, net of taxes of $579							(1,233)	(1,233)
Adjustment to postretirement benefit obligations, net of taxes $3,138							(5,828)	(5,828)
Total comprehensive income								149,968
Issuance of common stock in Tower Bancorp, Inc. purchase		30,760,933	61,522		240,590			302,112
Retirement of common stock related to acquired employee benefit plans		(1,861,580)	(3,723)		3,723			0
Issuance of common stock and options under employee benefit plans		844,402	1,688		4,493			6,181
Treasury stock purchased				(587)				(587)
Cash dividends paid on common stock ($0.28 per share)						(51,393)		(51,393)
Balance at December 31, 2012	$ 0	186,811,642	$373,623	$(1,850)	$1,645,958	$615,436	$(37,258)	$2,595,909

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012, 2011, and 2010
(Amounts in thousands, except as noted and per share data)

1. Summary of Significant Accounting Policies

Susquehanna Bancshares, Inc. and subsidiaries (collectively "Susquehanna") is a financial holding company that operates a commercial bank with 261 branches, and non-bank subsidiaries that provide leasing; trust and related services; consumer vehicle financing; investment advisory, asset management, and brokerage services; and property and casualty insurance brokerage services. Susquehanna's primary source of revenue is derived from loans to customers, who are predominately small and middle-market businesses and middle-income individuals.

The accounting and reporting policies of Susquehanna conform to accounting principles generally accepted in the United States of America (U.S. GAAP) and, where applicable, to accounting and reporting guidelines prescribed by bank regulatory authorities. The more significant accounting policies follow:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries: Boston Service Company, Inc. (t/a Hann Financial Service Corporation) ("Hann"), Susquehanna Bank and subsidiaries, Valley Forge Asset Management Corp. and subsidiary ("VFAM"), The Addis Group, LLC ("Addis"), Stratton Management Company and subsidiary ("Stratton"). The consolidated financial statements also include subsidiaries over which Susquehanna exercises control, as is the case with two securitization-related variable interest entities. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations or assets acquired and liabilities assumed are included only from the dates of acquisition.

Reclassifications. Certain prior year amounts have been reclassified to conform to current period classifications. The reclassifications had no effect on gross revenues, gross expenses, net income, shareholders' equity, or the net change in cash and cash equivalents and are not material to previously issued financial statements.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported and contingent amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the estimated residual value of leases; determination of the allowance for loan and lease losses; the fair value of financial instruments, such as loans, investment securities, and derivatives; measurement and assessment of goodwill, intangible assets, and other purchase accounting related adjustments; benefit plan obligations and expenses; and income tax assets, liabilities and expenses.

Significant Concentrations of Credit Risk. Substantially all of Susquehanna's loans and leases are to enterprises and individuals in its market area. There is no concentration of loans to borrowers in any one industry or related industries that exceeds 10% of total loans.

Cash and Cash Equivalents. Cash and cash equivalents include cash, balances due from banks, and unrestricted short-term investments. Unrestricted short-term investments consist of interest-bearing deposits in other banks, federal funds sold, commercial paper, and money market funds with an original maturity of three months or less.

Securities Sold Under Agreements to Repurchase. Securities sold under agreements to repurchase are classified as secured short-term borrowings and are recorded at the amount of cash received in connection with the transaction. The securities pledged to secure the repurchase agreements remain in the available-for-sale securities portfolio, and total $416.6 million and $389.3 million at December 31, 2012 and 2011, respectively.

Restricted Investment in Bank Stocks. Restricted investment in bank stocks consist of Federal Reserve Bank ("FRB") stock, Federal Home Loan Bank ("FHLB") stock, and Atlantic Central Bankers Bank ("ACBB") stock. Federal law requires a member institution of the FRB and FHLB to hold stock according to predetermined formulas. Atlantic Central Bankers Bank requires its correspondent banking institutions to hold stock as a condition of membership. The restricted investment in bank stock is carried at cost and is included in the evaluation for impairment.

Securities. Susquehanna classifies debt and marketable equity securities as either held to maturity or available for sale, depending on management's intention on the date of purchase. Susquehanna did not have any securities classified as trading at December 31, 2012 or 2011. Debt securities that management has the intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. All other securities are classified as available for sale and reported at fair value. Interest income and dividends are recognized in interest income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to interest income using the effective interest method.

Changes in unrealized gains and losses, net of related deferred taxes, for available-for-sale securities are recorded in accumulated other comprehensive income. The credit component of other-than-temporary impairment is recorded in noninterest income, and the non-credit component is recorded in accumulated other comprehensive income in the period in which the impairment is recognized. Realized gains and losses on securities are recognized using the specific identification method and are included in noninterest income.

Securities classified as available for sale include investments that management intends to use as part of its asset/liability management strategy. Those securities that have long-term unrealized gains, for which fair value is greater than cost, may be sold in response to changes in interest rates, resultant prepayment risk, and other factors. Susquehanna does not have the intent to sell any of its available-for-sale securities that are in an unrealized loss position, and it is more likely than not that Susquehanna will not be required to sell these securities before recovery of its amortized cost basis.

Loans and Leases. The accounting methods for loans and leases differ depending on whether the loans are originated or purchased, and if purchased, whether or not the purchased loans reflected credit deterioration since the date of origination such that it is probable on the purchase date that Susquehanna will be unable to collect all contractually required payments.

Originated loans and leases.

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, generally are stated at their recorded investment, which incorporates outstanding unpaid principal balances, net of any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans and charge-offs. Direct financing leases are carried at the aggregate of lease payments plus estimated guaranteed residual value of the leased property, less unearned income.

Interest income on loans and leases is computed using the effective interest method. Loan and lease origination fees and certain direct loan and lease origination costs are deferred, and the net amount is recognized as an adjustment to the yield on the related loans over the contractual life of the loans.

Nonaccrual loans are those loans for which the accrual of interest has ceased and all previously accrued-but-not-collected interest is reversed. Loans are placed on nonaccrual status when principal or interest is past due ninety days or more and the loan is not well-collateralized and in the process of collection or immediately, if, in the opinion of management, full collection is doubtful. Susquehanna does not accrue interest on impaired loans. While a loan is considered impaired or on nonaccrual status, subsequent cash interest payments received are applied to the outstanding principal balance or recorded as interest income, depending upon management's assessment of the ultimate collectability of principal and interest. In any case, the deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation. Consumer loans are recorded in accordance with the Uniform Retail Classification regulation adopted by the FDIC. Generally, the regulation requires that consumer loans be charged off to the allowance for loan losses when they become 120-days or more past due.

Troubled debt restructurings are loans for which Susquehanna, for legal or economic reasons related to a debtor's financial difficulties, has granted a concession to the debtor that it otherwise would not have considered. Concessions that result in the categorization of a loan as a troubled debt restructuring include:

- Reduction (absolute or contingent) of the stated interest rate
- Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk
- Reduction (absolute or contingent) of the face amount or maturity amount of the debt as stated in the instrument or other agreement
- Reduction (absolute or contingent) of accrued interest

Susquehanna also considers bankruptcy as an indicator for classifying loans as troubled debt restructurings. On an annual basis, Susquehanna will evaluate loans classified as troubled debt restructurings for possible removal from troubled debt restructure status. We consider a loan to qualify for removal if it has made six consecutive payments, crosses over a calendar year-end, is performing according to the renegotiated terms of the loan, and is at a market interest rate at the time of restructuring.

Susquehanna considers a loan to be impaired, based upon current information and events, if it is probable that Susquehanna will be unable to collect payments of principal or interest according to the contractual terms of the loan agreement. Adversely risk-rated loans that are not evaluated for impairment on an individual basis are grouped in homogeneous pools based on common risk characteristics. Larger homogeneous groups of small-balance loans, such as residential mortgages and installment loans are collectively evaluated for impairment. Non-accrual commercial loans greater than $0.5 million are evaluated for impairment on an individual basis. An insignificant delay or shortfall in the amounts of payments, when considered independently of other factors, would not cause a loan to be rendered impaired. Insignificant delays or shortfalls may include, depending on specific facts and circumstances, those that are associated with temporary operational downturns or seasonal delays.

Management performs quarterly reviews of Susquehanna's loan portfolio to identify impaired loans. The measurement of impaired loans is based upon the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the net realizable value of the collateral.

Loans continue to be classified as impaired until they are brought fully current, and the continued collection of scheduled interest and principal is considered probable. When an impaired loan or portion of an impaired loan is determined to be uncollectible, the portion deemed uncollectible is charged against the related allowance. Subsequent recoveries, if any, are credited to the allowance.

Purchased Loans.

Purchased loans are initially recorded at their acquisition date fair values. The carryover of allowance for loan losses is prohibited as any credit losses in the loans are included in the determination of the fair value of the loans at the acquisition date. Fair values for purchased loans are based on a discounted cash flow methodology that involves assumptions and judgments as to credit risk, default rates, loss severity, collateral values, discount rates, payment speeds, prepayment risk, and liquidity risk.

As part of its acquisition due diligence process, Susquehanna reviewed the acquired institutions' loan grading system and the associated risk ratings of loans. In performing this review, Susquehanna considers cash flows, debt service coverage, delinquency status, accrual status, and collateral for the loan. Where necessary, Susquehanna's loan review group developed or updated the risk ratings on the acquired loans. This process allows Susquehanna to clearly identify the population of acquired loans that had evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that Susquehanna will be unable to collect all contractually required payments. All loans identified by Susquehanna as substandard or non-performing were considered to be within the scope of ASC 310-30, *Loan and Debt Securities Acquired with Deteriorated Credit Quality* and are identified as "Purchased Impaired Loans" in the Acquisition Note.

For the acquisition of Tower Bancorp, Inc. ("Tower") on February 17, 2012, Susquehanna aggregated purchased credit impaired ("PCI") loans into six pools based on loan type. The individual pools each were then accounted for as a single asset with a composite interest rate and an aggregate expectation of cash flows. For all PCI loans, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized into interest income over the remaining life of the loan. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable discount. The non-accretable discount represents estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows require Susquehanna to evaluate the need for an allowance for loan losses on these loans. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the non-accretable discount which Susquehanna then reclassifies as an accretable discount that is recognized into interest income over the remaining life of the loan using the interest method. Susquehanna's evaluation of the amount of future cash flows that it expects to collect is based on a discounted cash flow methodology that involves assumptions and judgments as to credit risk, default rates, loss severity, collateral values, discount rates, prepayment speeds, prepayment risk, and liquidity risk. Charge-offs of the principal amount on purchased loans are first applied to the non-accretable discount.

On the date of acquisition, PCI loans are initially recognized at fair value, which incorporates the present value of amounts estimated to be collectible. Purchased credit impaired loans are not classified as 90 days past due and still accruing, or nonaccrual, even though they may be contractually past due, where we expect to fully collect the recorded investment of such loans.

As a result of the application of this accounting methodology, certain credit-related ratios of Susquehanna, including, for example, the growth rate in non-performing assets, may not necessarily be directly comparable with periods prior to the acquisition of the PCI loans, or with credit-related ratios of other financial institutions.

For purchased loans that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value and the discount is accreted to interest income over the life of the asset. Subsequent to the purchase date, the method used to evaluate the sufficiency of the credit discount is similar to originated loans, and if necessary, additional reserves are recognized in the allowance for loan and lease losses.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses is established, as losses are estimated to be probable and incurred, through a provision for loan and lease losses charged to earnings. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Recoveries on previously charged-off loans and leases are credited to the allowance.

The allowance for loan and lease losses is evaluated on a quarterly basis by management and is based upon management's periodic review of the collectability of the loans and leases in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is subjective, as it requires estimates that are susceptible to revision as more information becomes available.

Off-Balance-Sheet Credit-Related Financial Instruments. In the ordinary course of business, Susquehanna enters into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded or otherwise required to be recognized as derivative financial instruments.

Derivative Financial Instruments. All derivatives are recorded on the consolidated balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on whether Susquehanna has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. Susquehanna may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting is not applied.

Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings, together and in the same income statement line item with changes in the fair value of the related hedged item. Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income and are reclassified into the line item in the income statement in which the hedged item is recorded and in the same period in which the hedged item affects earnings. Hedge ineffectiveness and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in earnings.

Foreclosed Assets. Other real estate property acquired through foreclosure or other means is initially recorded at the fair value of the related real estate collateral at the transfer date less estimated selling costs, and subsequently at the lower of its carrying value or fair value less estimated cost to sell through a valuation reserve. Costs to maintain other real estate are expensed as incurred.

Premises and Equipment. Land is carried at cost. Buildings, land improvements, leasehold improvements, and furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or ten to twenty years. Maintenance and normal repairs are charged to operations as incurred, while additions and improvements to buildings and furniture and equipment are capitalized. Gains or losses on disposition of assets are reflected in earnings.

Long-lived assets are evaluated for impairment by management on an on-going basis. Impairment may occur whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Other Intangible Assets. Goodwill is calculated as the purchase premium, if any, after adjusting for the fair value of net assets acquired in purchase transactions. Goodwill is not amortized but is reviewed for potential impairment on at least an annual basis. Susquehanna tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit. For the years ended December 31, 2012, 2011, and 2010, there was no impairment.

Core deposit and other intangible assets acquired in acquisitions are identified, recognized, and amortized based upon the estimated economic benefits received.

Segment Reporting. Public companies are required to report financial and descriptive information about their reportable operating segments. Susquehanna has determined that its only reportable segment is Community Banking, and all services offered by Susquehanna relate to Community Banking.

Accumulated Other Comprehensive Income. Susquehanna records unrealized gains and losses on available-for-sale securities, unrealized gains and losses on cash flow hedges, and unrecognized actuarial gains and losses, transition obligation and prior service costs on pensions and other postretirement benefit plans in accumulated other comprehensive income, net of taxes. Unrealized gains and losses on available-for-sale securities are reclassified into earnings as the gains or losses are realized upon sale of the securities. The credit component of unrealized losses on available-for-sale securities that are determined to be other-than-temporarily impaired are reclassified into earnings at the time the determination is made. Unrealized gains or losses on cash flow hedges are reclassified into earnings when the hedged transaction affects earnings.

Securitizations and Variable Interest Entities (VIEs). In 2005 and 2006, Susquehanna entered into term securitization transactions in which it sold portfolios of home equity loans to securitization trusts. Both of the securitization trusts are variable interest entities. Susquehanna performed an analysis to determine whether it has a controlling financial interest in these entities, and thus, as the primary beneficiary, would be required to consolidate the entities. An enterprise is deemed to have a controlling financial interest in a VIE if it has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Susquehanna retained servicing responsibilities and interests in the VIEs. Susquehanna receives servicing fees and rights to cash flows remaining after the investors have received the return for which they contracted. Susquehanna, as servicer, has the ability to manage the entities' assets that become delinquent to improve the economic performance of the entities. Therefore, Susquehanna meets the "power criterion." In addition, through its ownership of the entities' equity certificates, and the right to receive servicing fees, Susquehanna has the right to receive potentially significant benefits. Therefore, Susquehanna meets the "losses/benefits criterion." Since Susquehanna meets both criteria, it is the primary beneficiary of the VIEs and is required to consolidate them.

Susquehanna acts as servicer for securitized home equity loans and has recorded servicing assets based on the present value of estimated future net servicing income. At December 31, 2012, these servicing assets totaled $0.3 million and were reported in other assets. Susquehanna's servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Furthermore, Susquehanna assesses servicing assets for impairment or increased obligation based on fair value at each reporting date.

Income Taxes. Deferred income taxes reflect the temporary tax consequences on future years of differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse.

Earnings per Common Share. Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares relate to outstanding stock options, restricted stock, and warrants and are determined using the treasury stock method.

Recently Adopted Accounting Guidance

In September 2011, the FASB issued Accounting Standards Update ("ASU") 2011-08, Intangibles – Goodwill and Other (Topic 350) – **Testing Goodwill for Impairment**. This ASU allows entities an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Adoption of this guidance on January 1, 2012 has not had a material impact on results of operations or financial condition.

In April 2011, the FASB issued ASU 2011-02, Receivables (Topic 310) – **A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.** This ASU clarifies which loan modifications constitute troubled debt restructurings for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. This guidance was effective for interim and annual periods beginning on or after September 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. In addition, ASU 2011-02 requires that an entity disclose the information required by ASU 2010-20, Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which was previously deferred by ASU 2011-01. Adoption of this guidance in the second quarter of 2011 has not had a material impact on results of operations or financial condition.

In September 2011, FASB issued ASU 2011-05, Comprehensive Income (Topic 220) – **Presentation of Comprehensive Income.** This ASU requires an entity that reports items of other comprehensive income to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The option in current GAAP that permits the presentation of other comprehensive income in the statement of changes in equity has been eliminated. This guidance is to be applied retrospectively and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Adoption of this guidance on October 1, 2012 has not had a material impact on results of operations or financial condition.

In May 2011, FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) – **Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs**. This ASU does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted. This guidance is to be applied prospectively and was effective during interim and annual periods beginning after December 15, 2011. Adoption of this guidance on January 1, 2012 has not had a material impact on results of operations or financial condition. In conjunction with the adoption of ASU 2011-04, Susquehanna also elected to apply the portfolio exception in 820-10-35-18D with respect to measuring counterparty risk for all of its derivative transactions subject to master netting arrangements.

In April 2011, FASB issued ASU 2011-03, Transfer and Servicing (Topic 860) – **Reconsideration of Effective Control for Repurchase Agreements.** This ASU removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. This guidance was effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Adoption of this guidance on January 1, 2012 has not had a material impact on results of operations or financial condition.

Recently Issued Accounting Guidance

In December 2011, FASB issued ASU 2011-11, Balance Sheet (Topic 210) – **Disclosures about Offsetting Assets and Liabilities**. This ASU requires an entity to disclose the nature of its rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The objective of ASU 2011-11 is to make financial statements that are prepared under U.S. generally accepted accounting principles ("GAAP") more comparable to those prepared under International Financial Reporting Standards. The new disclosures will give financial statement users information about both gross and net exposures. ASU 2011-11 is effective for interim and annual reporting periods beginning after January 1, 2013 and will be applied on a retrospective basis. The adoption of the amendment is not expected to have a material impact on the financial condition, results of operations or liquidity.

In July 2012, FASB issued ASU 2012-02, Intangibles – Goodwill and Other (Topic 350) – **Testing Indefinite-Lived Intangible Assets for Impairment**. This ASU clarifies the assessment options and testing processes previously defined in ASU 2011-08, Intangibles – Goodwill and Other (Topic 350) – Testing Goodwill for Impairment issued in September 2011. ASU 2012-02 is effective for interim and annual impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance is not expected to have a material impact on results of operations or financial condition.

In February 2013, FASB issued ASU 2013-02, Comprehensive Income (Topic 220) – **Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income** in Update No. 2011-12. This ASU requires entities to disclose information regarding reclassification adjustments from accumulated other comprehensive income in their annual financial statements in a single note or on the face of the financial statements. ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The adoption of this guidance is not expected to have a material impact on results of operations or financial condition.

2. Acquisitions

Abington Bancorp, Inc.

On October 1, 2011, Susquehanna acquired all of the outstanding common stock of Abington Bancorp, Inc. ("Abington"), headquartered in Jenkintown, Pennsylvania, in a stock-for-stock transaction in which Abington was merged with and into Susquehanna. Abington operated 20 offices in Pennsylvania at the date of acquisition. The results of operations acquired in the Abington transaction have been included in Susquehanna's financial results since the acquisition date, October 1, 2011. Abington shareholders received 1.32 shares of Susquehanna stock in exchange for each outstanding share of Abington common stock, resulting in Susquehanna issuing a total of 26.7 million common shares.

The Abington transaction has been accounted for using the acquisition method of accounting and, accordingly, assets acquired, liabilities assumed and consideration transferred were recorded at estimated fair value on the acquisition date. Assets acquired totaled approximately $1,165,974, including $630,335 of loans and leases (including approximately $98,859 of commercial real estate loans, $11,400 of commercial loans and leases, and $448,825 of residential real estate loans). Liabilities assumed aggregated $976,014, including $857,331 of deposits. The transaction added $150,813 to the Susquehanna shareholders' equity. There was no goodwill recorded as a result of the transaction, however, a non-taxable gain of $39,143 was recognized, which resulted from the drop in Susquehanna's stock price from when the merger transaction was announced to when the merger was consummated on October 1, 2011. The drop in the stock price resulted in less common equity recorded than anticipated, but was offset dollar for dollar by a greater amount of retained earnings resulting from the bargain purchase gain.

Tower Bancorp, Inc.

On February 17, 2012, Susquehanna acquired all of the outstanding common stock of Tower Bancorp, Inc. ("Tower"), headquartered in Harrisburg, Pennsylvania, through the merger of Tower with and into Susquehanna. The results of operations acquired in the Tower transaction have been included in Susquehanna's financial results since the acquisition date, February 17, 2012. Tower shareholders received, at their election, either 3.4696 shares of Susquehanna common stock, or $28.00 in cash, or some combination of shares and cash, for each share of Tower common stock held immediately prior to the effective time of the Tower merger, with $88.0 million of the aggregate merger consideration being paid in cash. A total of 30.8 million shares of Susquehanna common stock were issued in connection with the Tower merger.

The Tower transaction has been accounted for using the acquisition method of accounting and, accordingly, assets acquired, liabilities assumed and consideration transferred were recorded at estimated fair value on the acquisition date. Assets acquired totaled $2,389,937, including $1,975,488 of loans and leases (including $854,993 of commercial real estate loans, $136,979 of commercial loans and leases, and $758,803 of residential real estate loans). Liabilities assumed aggregated $2,252,148, including $2,074,372 of deposits. The transaction added $302,112 to the Susquehanna shareholders' equity. Goodwill of $252,328 was recorded as a result of the transaction, including an adjustment of $5,467 to the previously estimated purchase price allocation.

The consideration transferred for Abington's and Tower's common equity and the amounts of acquired identifiable assets and liabilities assumed as of each respective acquisition date were as follows:

	Abington	Tower
Purchase price:		
Value of:		
Common shares issued and options assumed	$ 150,813	$ 302,112
Cash	4	88,005
Total purchase price	150,817	390,117
Identifiable assets:		
Cash and due from banks	99,254	85,518
Unrestricted short-term investments	11,898	9,171
Securities available for sale	329,536	137,254
Loans and leases	630,335	1,975,488
Intangible assets	2,860	27,334
Other assets	92,091	155,172
Total identifiable assets	1,165,974	2,389,937
Liabilities:		
Deposits	857,331	2,074,372
Short-term borrowings	22,204	10,228
Long-term borrowings	76,018	103,923
Other liabilities	20,461	63,625
Total liabilities	976,014	2,252,148
Net gain (goodwill) resulting from acquisition	$ 39,143	$ (252,328)

In many cases, determining the fair value of the purchased assets and assumed liabilities required Susquehanna to estimate cash flows expected to result from those assets and liabilities and to discount those cash flows at appropriate rates of interest. The most significant of these determinations related to the valuation of purchased loans.

The following is a summary of the loans purchased in the Abington and Tower transactions:

Abington	Purchased Credit Impaired Loans	Purchased Non-Impaired Loans	Total Purchased Loans
Contractually required principal and interest at acquisition	$ 71,711	$666,164	$737,875
Contractual cash flows not expected to be collected	(23,254)	(6,014)	(29,268)
Expected cash flows at acquisition	48,457	660,150	708,607
Interest component of expected cash flows	(5,800)	(72,472)	(78,272)
Basis in acquired loans at acquisition – estimated fair value	$ 42,657	$587,678	$630,335

Tower	Purchased Credit Impaired Loans	Purchased Non-Impaired Loans	Total Purchased Loans
Contractually required principal and interest at acquisition	$ 348,889	$2,376,071	$2,724,960
Contractual cash flows not expected to be collected	(127,318)	(135,736)	(263,054)
Expected cash flows at acquisition	221,571	2,240,335	2,461,906
Interest component of expected cash flows	(54,418)	(432,000)	(486,418)
Basis in acquired loans at acquisition – estimated fair value	$ 167,153	$1,808,335	$1,975,488

The Abington and Tower core deposit intangibles of $2,133 and $24,005, respectively, are being amortized using an accelerated method over a period of 10 years based upon the estimated economic benefits received.

The fair value of checking, savings and money market deposit accounts acquired from Abington and Tower were assumed to be approximately the carrying value, as these accounts have no stated maturity and are payable on demand. Certificate of deposit accounts were valued as the present value of the certificates' expected contractual payments discounted at market rates for similar certificates.

In connection with the Abington and Tower acquisitions, Susquehanna incurred merger-related expenses related to personnel, occupancy and equipment, and other costs of integrating and conforming acquired operations with and into Susquehanna. Those expenses consisted largely of costs related to professional services, conversion of systems and/or integration of operations, and termination of existing contractual arrangements of Tower to purchase various services; initial marketing and promotion expenses designed to introduce Susquehanna to its new customers; travel costs; and printing, postage, supplies, and other costs of completing the transaction and commencing operations in new markets and offices. A summary of merger-related expenses included in the consolidated statement of income follows:

	2012			2011		
	Abington	Tower	Total	Abington	Tower	Total
Salaries and employee benefits	$ 2	$ 4,035	$ 4,037	$ 525	$4,076	$ 4,601
Consulting	68	4,811	4,879	2,955	430	3,385
Legal	299	1,604	1,903	1,645	1,290	2,935
Branch writeoffs	0	1,371	1,371	1,561	0	1,561
Net occupancy and equipment	0	2,840	2,840	1,198	0	1,198
All other	829	1,492	2,321	1,264	47	1,311
	$1,198	$16,153	$17,351	$9,148	$5,843	$14,991

Pro Forma Condensed Combined Financial Information

If the Abington acquisition had been completed on January 1, 2011, total revenue, net of interest expense, would have been approximately $642.1 million for 2011, and net income from continuing operations would have been approximately $60.6 million for the same period.

If the Tower acquisition had been completed on January 1, 2011, total revenue, net of interest expense, would have been approximately $733.2 million and $772.9 million, respectively, for 2011 and 2012, respectively. Net income from continuing operations would have been approximately $69.7 million and $141.3 million, respectively, for 2011 and 2012.

Pro forma results of operations do not include the impact of conforming certain acquiree accounting policies to Susquehanna's policies. The pro forma financial information does not indicate the impact of possible business model changes nor does it consider any potential impacts of current market conditions or revenues, expense efficiencies, or other factors.

3. Unrestricted Short-term Investments

The amortized cost and current yields of unrestricted short-term investments at December 31, 2012 and 2011 are as follows:

	2012		2011	
	Amortized Cost	Rates	Amortized Cost	Rates
Interest-bearing deposits in other banks	$13,881	0.33%	$10,934	0.53%
Money market funds	19,714	0.02	40,045	0.00
Mutual funds	5,955	0.03	4,782	0.01
Total	$39,550		$55,761	

4. Investment Securities

The amortized cost and fair values of investment securities at December 31, 2012 and 2011 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2012				
Available-for-Sale:				
U.S. Government agencies	$ 113,367	$ 1,041	$ 0	$ 114,408
Obligations of states and political subdivisions	403,487	32,585	295	435,777
Agency residential mortgage-backed securities	1,843,511	37,104	53	1,880,562
Non-agency residential mortgage-backed securities	29,428	2	1,980	27,450
Commercial mortgage-backed securities	38,847	1,533	0	40,380
Other structured financial products	25,011	0	15,461	9,550
Other debt securities	43,076	2,643	464	45,255
	2,496,727	74,908	18,253	2,553,382
Other equity securities	24,097	1,179	757	24,519
Total available-for-sale securities	$2,520,824	$76,087	$19,010	$2,577,901

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2011				
Available-for-Sale:				
U.S. Government agencies	$ 146,580	$ 1,906	$ 1	$ 148,485
Obligations of states and political subdivisions	376,819	25,235	75	401,979
Agency residential mortgage-backed securities	1,503,836	28,177	608	1,531,405
Non-agency residential mortgage-backed securities	79,225	0	10,154	69,071
Commercial mortgage-backed securities	54,973	1,846	0	56,819
Other structured financial products	24,831	0	11,538	13,293
Other debt securities	54,176	670	3,711	51,135
	2,240,440	57,834	26,087	2,272,187
Other equity securities	22,283	791	227	22,847
Total available-for-sale securities	$2,262,723	$58,625	$26,314	$2,295,034

At December 31, 2012 and 2011, investment securities with carrying values of $1,775,345 and $1,673,419, respectively, were pledged to secure public funds and for other purposes as required by law.

The amortized cost and fair value of U.S. Government agencies, obligations of states and political subdivisions, agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, other structured financial products, other debt securities, and residential and commercial mortgage-backed securities, at December 31, 2012 and 2011, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2012		December 31, 2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:				
Within one year	$ 8,690	$ 8,781	$ 9,596	$ 9,821
After one year but within five years	141,362	143,714	169,739	172,613
After five years but within ten years	935,796	952,680	602,385	609,935
After ten years	1,410,879	1,448,207	1,458,720	1,479,818
Total	$2,496,727	$2,553,382	$2,240,440	$2,272,187

Gross realized gains and gross realized losses on investment securities transactions are summarized below. These gains and losses were recognized using the specific identification method and were included in noninterest income.

	Available-for-sale Securities For the Year Ended December 31,		
	2012	2011	2010
Gross gains	$ 5,090	$ 9,089	$13,998
Gross losses	(3,416)	(5,211)	(590)
Other-than-temporary impairment	(241)	(3,364)	(3,891)
Net gains	$ 1,433	$ 514	$ 9,517

The following table presents Susquehanna's investments' gross unrealized losses and the corresponding fair values by investment category and length of time that the securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011.

December 31, 2012	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Obligations of states and political subdivisions	31,791	295	0	0	31,791	295
Agency residential mortgage-backed securities	11,291	53	0	0	11,291	53
Non-agency residential mortgage-backed securities	12,117	450	14,683	1,530	26,800	1,980
Other structured financial products	0	0	9,551	15,461	9,551	15,461
Other debt securities	0	0	6,518	464	6,518	464
Other equity securities	1,751	585	796	172	2,547	757
	$56,950	$1,383	$31,548	$17,627	$88,498	$19,010

December 31, 2011	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 0	$ 0	$ 6,500	$ 1	$ 6,500	$ 1
Obligations of states and political subdivisions	0	0	925	75	925	75
Agency residential mortgage-backed securities	126,645	608	0	0	126,645	608
Non-agency residential mortgage-backed securities	6,187	563	62,884	9,591	69,071	10,154
Other structured financial products	0	0	13,293	11,538	13,293	11,538
Other debt securities	21,237	2,988	10,102	723	31,339	3,711
Other equity securities	16	1	921	226	937	227
	$154,085	$4,160	$94,625	$22,154	$248,710	$26,314

Non-agency residential mortgage-backed securities. At December 31, 2012, Susquehanna held four securities that had unrealized losses, and were rated below investment grade. None of Susquehanna's non-agency residential mortgage-backed securities were backed by loans identified by the issuer as subprime or Alt-A collateral. Management has analyzed the collateral underlying these securities with respect to defaults, loan to collateral value ratios, current levels of subordination, and geographic concentrations and concluded that one of these securities is other-than-temporarily impaired.

Susquehanna recorded other-than-temporary impairment losses as presented in the following table.

Credit Losses on Non-agency Residential Mortgage-backed and Other Equity Securities for which a Portion of an Other-than-temporary Impairment was Recognized in Other Comprehensive Income

	2012	2011
Balance - beginning of period	$4,602	$1,737
Additions:		
Amount related to credit losses for which an other-than-temporary impairment was not previously recognized	0	2,791
Additional amount related to credit losses for which an other-than-temporary impairment was previously recognized	241	527
Deletions:		
Sale of securities for which other-than-temporary impairment was previously recognized	3,180	453
Realized losses	383	0
Balance - end of period	$1,280	$4,602

Susquehanna estimated the portion of loss attributable to credit using a discounted cash flow model. Susquehanna, in conjunction with a third-party financial advisory firm, assisted with the development of critical assumptions including the expected cash flows of the underlying collateral of the non-agency residential mortgage-backed securities using internal credit risk, interest rate risk, and prepayment risk models that incorporated management's best estimate of current key assumptions, such as default rates, loss severity, and prepayment rates. Assumptions used can vary widely from loan to loan and are influenced by such factors as loan interest rate, geographical location of the borrower, borrower characteristics, and collateral type. The distribution of underlying cash flows is determined in accordance with the security's terms. Expected principal and interest cash flows on an other-than-temporarily impaired debt security are discounted using the effective yield of that debt security.

Based on the expected cash flows derived from the model, Susquehanna expects to recover the unrealized loss in accumulated other comprehensive income ($560 and $2,521 at December 31, 2012 and 2011, respectively). Significant assumptions used in the valuation of these other-than-temporarily impaired securities were as follows:

	Weighted-average (%)	
	2012	2011
Conditional repayment rate (1)	10.4%	10.3%
Loss severity (2)	43.8%	46.6%
Conditional default rate (3)	3.6%	6.4%

(1) Conditional repayment rate represents a rate equal to the proportion of principal balance paid off voluntarily over a certain period of time on an annualized basis.
(2) Loss severity rates are projected by considering collateral characteristics such as current loan-to-value, original creditworthiness of borrowers (FICO score) and geographic concentration.
(3) Conditional default rate is an annualized rate of default on a group of mortgages, and represents the percentage of outstanding principal balances in the pool that are in default, which typically equates to the borrower being past due 60 days, 90 days, or possibly already in the foreclosure process.

Management provides input and monitors the third party valuation process of the non-agency residential mortgage-backed securities. A detailed review of the critical assumptions and inputs is performed by Susquehanna's Corporate Investment Committee ("CIC"). Key assumptions reviewed by the CIC include prepayment assumptions, default rates, loss severity, bond waterfall payments, and the discount rate. Additionally, available market indications of similar securities are provided by Susquehanna to the third party and are given a significant weighting by the third party.

Other structured financial products. Susquehanna's structured financial product investments are comprised of four pooled trust preferred securities which have an aggregate unrealized loss of $15,461 and $11,538 at December 31, 2012 and 2011, respectively. All of these securities are below investment grade but are of a more senior tranche of the specific issue. Susquehanna has contracted with a third party financial advisory firm ("third party firm") to assist in its other-than-temporary impairment analysis of its structured financial product investments. Management has assisted with the development of, and performed a detailed review of the critical assumptions. The review of the inputs for the valuation of the pooled trust preferred securities is performed by the CIC. Key aspects reviewed by CIC include the detail on non-performing financial institutions within the pools of trust preferred securities, the probability of default of the underlying institutions within the pools, the discount rate, trades of similar securities and indexes, and the weighting given to market indications. Susquehanna management believes that the valuation analysis and methodology reasonably supports the value and projected performance of the specific trust preferred securities. Management believes this valuation methodology presents an appropriate approach in the determination of other-than-temporary impairment charges in accordance with GAAP.

The third party firm uses a proprietary methodology to determine the other-than-temporary impairment of Susquehanna's pooled trust preferred securities. Using publicly available financial information, the third party firm's valuation analysis compares the present value of the expected base cash flows with the amortized cost basis of the trust preferred securities to determine whether Susquehanna expects to receive the entire amortized cost basis of such securities. To make this comparison, the third party firm evaluates two scenarios consisting of three phases each. The two scenarios are: (1) the first dollar loss scenario, and, (2) the expected or forecasted scenario. The three phases associated with each scenario are production of cash flows, application of the cash flows to the percent owned, and assessment of any other-than-temporary impairment.

To determine expected cash flows, the valuation analysis considers credit default rates, call options and deferrals, waterfall structure, and covenants relating to the trust preferred securities. The trust indenture documentation and the trustee reports for each specific trust preferred security issuance provides information regarding deferral rights, call options, various triggers, (including over-collateralization triggers), and waterfall structure, which management believes is essential in determining projected base cash flows. The third party firm determines short-term default risk using ratios, including the Texas ratio, that relate to the issuers, capitalization, asset quality, profitability, and liquidity. To determine longer term default probabilities, the third party firm uses an internal scoring approach that relies on key historical financial performance ratios. Management believes that future cash flows for these securities are reasonably developed and supported.

If a collateral security is in default at the assessment date, a recovery rate specific to the issuer of the collateral security is incorporated into the expected cash flows with a twenty-four month lag in timing of receipt of those expected cash flows. The third party firm calculates a terminal default rate based upon certain key financial ratios of the active issuers in the security to all FDIC insured bank institutions. The active issuers of the collateral securities are summarized as a weighted average based on issue size according to status of deferral and default assumption. To enhance the analysis, the third party firm calculates the standard deviation across the issuers for each ratio and removes any issuer that falls more than three standard deviations above or below the average for that ratio. No recovery is incorporated into the expected cash flows for any issuers that exceed the terminal default rate. For issuers currently making interest payments and for those currently deferring interest payments, Susquehanna makes an estimate using publicly available financial information as to the likelihood and timing of any default, after which the estimated cash flow reflects a recovery rate specific to the issuer. Issuers of collateral securities that are currently deferring interest payments and not expected to default are assumed to continue to defer interest payments for twenty quarters, the full contractually permitted deferral, from the period of initial deferral.

In considering the amount and timing of expected cash flows on the pooled trust preferred securities, management considers the right of the issuers of the securities underlying the pooled trust preferred securities to call those collateral securities. Management assesses any projected exercise of the call option, incorporating changes in economic and market conditions and the impact of any change in timing of expected cash flows in the measurement of fair value and other-than-temporary impairment.

The discount rate applied to the projected cash flows for the specific class is calculated using a spread to the current swap curve. The swap curve gives a market participant perspective of the term structure of interest rates and on credit spreads. The determination of the discount rate used in Susquehanna's valuation is based upon the referenced swap curve plus an additional credit spread based upon the credit rating of the class. Lower rated classes would have a wider implied credit spread. These multiple discount rates are then applied to the estimated cash flows in determining the estimated value.

The present value of the expected cash flows for Susquehanna's specific class and subordinate classes, as well as additional information about the pooled trust preferred securities, are included in the following tables.

As of December 31, 2012	Pooled Trust #1	Pooled Trust #2	Pooled Trust #3	Pooled Trust #4
Class	B	B	B	A2L
Class face value	$ 35,000	$ 58,745	$ 88,449	$ 45,500
Book value	$ 3,000	$ 7,163	$ 8,098	$ 6,750
Fair value	1,073	2,987	3,315	2,175
Unrealized loss	$ (1,927)	$ (4,176)	$ (4,783)	$ (4,575)
Present value of expected cash flows for class noted above and all subordinated classes (1)	$141,786	$172,051	$290,724	$141,211
Lowest credit rating assigned	Ca	Ca	Ca	Ca
Original collateral	$623,984	$501,470	$700,535	$487,680
Performing collateral	352,028	313,200	472,731	296,600
Actual defaults	30,000	51,580	44,000	75,447
Actual deferrals	87,400	107,690	123,150	83,080
Projected future defaults	65,480	53,913	57,013	46,610
Actual defaults as a % of original collateral	4.8%	10.3%	6.3%	15.5%
Actual deferrals as a % of original collateral (2)	14.0	21.5	17.6	17.0
Actual defaults and deferrals as a % of original collateral	18.8%	31.8%	23.9%	32.5%
Projected future defaults as a % of original collateral (3)	10.5%	10.8%	8.1%	9.6%
Actual institutions deferring and defaulted as a % of total institutions	19.7	37.5	29.9	38.8
Projected future defaults as a % of performing collateral plus deferrals	14.9	12.8	9.6	12.3

As of December 31, 2011	Pooled Trust #1	Pooled Trust #2	Pooled Trust #3	Pooled Trust #4
Class	B	B	B	A2L
Class face value	$ 35,000	$ 58,163	$ 87,709	$ 45,500
Book value	$ 3,000	$ 7,071	$ 8,010	$ 6,750
Fair value	1,756	3,821	4,267	3,449
Unrealized loss	$ (1,244)	$ (3,250)	$ (3,743)	$ (3,301)
Present value of expected cash flows for class noted above and all subordinated classes (1)	$146,039	$159,884	$269,458	$140,863
Lowest credit rating assigned	CCC-	Caa3	Ca	Ca
Original collateral	$623,984	$501,470	$700,535	$487,680
Performing collateral	363,728	320,750	503,181	320,600
Actual defaults	10,000	46,580	44,000	74,500
Actual deferrals	97,400	105,140	102,900	69,580
Projected future defaults	71,064	76,396	112,935	47,281
Actual defaults as a % of original collateral	1.6%	9.3%	6.3%	15.3%
Actual deferrals as a % of original collateral (2)	15.6	21.0	14.7	14.3
Actual defaults and deferrals as a % of original collateral	17.2%	30.3%	21.0%	29.6%
Projected future defaults as a % of original collateral (3)	11.4%	15.2%	16.1%	9.7%
Actual institutions deferring and defaulted as a % of total institutions	17.9	35.7	27.5	36.2
Projected future defaults as a % of performing collateral plus deferrals	15.4	17.9	18.6	12.1

(1) Susquehanna determines whether it expects to recover the entire amortized cost basis by comparing the present value of the expected cash flows to be collected with the amortized cost basis. As of December 31, 2012 and 2011, the present value of the current estimated cash flows is equal to or greater than the book value of the trust preferred securities held. Consequently, there is no credit-related other-than-temporary impairment required to be recognized.

(2) Includes current interest deferrals for the quarter for those institutions deferring as of the date of the assessment of the other-than-temporary impairment. Current deferrals are assumed to continue for twenty quarters, the full contractually permitted deferral period, if the institutions are not projected to default prior to that time.

(3) Includes those institutions that are performing but are not projected to continue to perform and includes those institutions that are currently deferring interest that are projected to default, based upon third-party proprietary valuation methodology used to determine future defaults. Creditworthiness of each underlying issue in the collateralized debt obligation is determined using publicly available data.

5. Loans and Leases

Originated loans and leases is defined to exclude loans purchased in business combinations since September 30, 2011, and purchased loans and leases is defined to include those loans and leases excluded from the definition of originated loans.

Loans and Leases, Net of Deferred Costs and Fees

At December 31,	2012	2011
Commercial, financial, and agricultural	$ 2,273,611	$ 1,871,027
Real estate - construction	847,781	829,221
Real estate secured - residential	4,065,818	3,212,562
Real estate secured - commercial	3,964,608	3,136,887
Consumer	842,552	722,329
Leases	900,371	675,904
Total loans and leases	$12,894,741	$10,447,930
Originated loans and leases	$10,765,458	$ 9,833,296
Purchased loans and leases	2,129,283	614,634
Total loans and leases	$12,894,741	$10,447,930
Nonaccrual loans and leases	$ 97,767	$ 156,478
Loans and leases contractually past due 90 days and still accruing	8,209	10,077
Troubled debt restructurings	67,775	72,852
Deferred origination costs, net of fees	17,763	13,857
All overdrawn deposit accounts, reclassified as loans and evaluated for collectability	15,422	3,390

A summary of our net investment in direct lease financing is presented below.

Net Investment in Direct Financing Leases

At December 31,	2012	2011
Minimum lease payments receivable	$568,110	$489,574
Estimated residual value of leases	409,753	255,152
Unearned income under lease contracts	(77,492)	(68,822)
Total leases	$900,371	$675,904

Susquehanna monitors the credit quality of its commercial loan portfolio using internal risk ratings. These risk ratings are consistent with established regulatory guidance. Loans with a Pass rating represent those not considered a problem credit. Special mention loans are those that have a potential weakness deserving management's careful attention. Substandard loans are those where a well-defined weakness has been identified that may put the complete receipt of contractual cash flows at risk. Substandard loans are placed in nonaccrual status when Susquehanna believes it is no longer probable it will collect all contractual cash flows.

Susquehanna reviews the loan gradings on an annual basis or at any time management becomes aware of the potential for not collecting all contractual cash flows. Significant credits with ratings of special mention or substandard, and associated with a relationship greater than $0.5 million, are reviewed quarterly by the Loan Review committee.

Susquehanna monitors the credit quality of its retail loan portfolio based primarily on delinquency status, which is the primary factor considered in determining whether a retail loan should be classified as nonaccrual.

The following tables present Susquehanna's credit quality indicators by internally assigned grading and by payment activity at December 31, 2012 and 2011:

Credit Quality Indicators, at December 31, 2012

Commercial Credit Exposure

Credit-risk Profile by Internally Assigned Grade

	Commercial	Real Estate - Construction (1)	Real Estate - Secured - Commercial (2)	Total Commercial Credit Exposure
Originated loans and leases				
Grade:				
Pass (3)	$2,008,548	$439,296	$3,388,337	$5,836,181
Special mention (4)	45,733	76,852	141,817	264,402
Substandard (5)	60,123	45,102	213,776	319,001
Total	2,114,404	561,250	3,743,930	6,419,584
Purchased loans and leases				
Grade:				
Pass (3)	135,308	95,289	918,119	1,148,716
Special mention (4)	7,685	34,519	82,021	124,225
Substandard (5)	16,214	54,162	143,629	214,005
Total	159,207	183,970	1,143,769	1,486,946
Total loans and leases				
Grade:				
Pass (3)	2,143,856	534,585	4,306,456	6,984,897
Special mention (4)	53,418	111,371	223,838	388,627
Substandard (5)	76,337	99,264	357,405	533,006
Total	$2,273,611	$745,220	$4,887,699	$7,906,530

Other Credit Exposure

Credit-risk Profile based on Payment Activity

	Real Estate - Secured - Residential	Consumer	Leases	Total Other Credit Exposure
Originated loans and leases				
Performing	$2,591,349	$830,495	$898,781	$4,320,625
Nonperforming (6)	23,082	577	1,590	25,249
Total	2,614,431	831,072	900,371	4,345,874
Purchased loans and leases				
Performing	618,796	11,455	0	630,251
Nonperforming (6)	12,061	25	0	12,086
Total	630,857	11,480	0	642,337
Total loans and leases				
Performing	3,210,145	841,950	898,781	4,950,876
Nonperforming (6)	35,143	602	1,590	37,335
Total	$3,245,288	$842,552	$900,371	$4,988,211

Credit Quality Indicators, at December 31, 2011

Commercial Credit Exposure

Credit-risk Profile by Internally Assigned Grade

	Commercial	Real Estate - Construction (1)	Real Estate - Secured - Commercial (2)	Total Commercial Credit Exposure
Originated loans and leases				
Grade:				
Pass (3)	$1,752,161	$552,897	$3,204,963	$5,510,021
Special mention (4)	54,902	60,945	173,308	289,155
Substandard (5)	59,978	60,096	219,737	339,811
Total	1,867,041	673,938	3,598,008	6,138,987
Purchased loans and leases				
Grade:				
Pass (3)	2,222	8,639	116,334	127,195
Special mention (4)	1,164	36,307	17,363	54,834
Substandard (5)	600	34,659	28,236	63,495
Total	3,986	79,605	161,933	245,524
Total loans and leases				
Grade:				
Pass (3)	1,754,383	561,536	3,321,297	5,637,216
Special mention (4)	56,066	97,252	190,671	343,989
Substandard (5)	60,578	94,755	247,973	403,306
Total	$1,871,027	$753,543	$3,759,941	$6,384,511

Other Credit Exposure

Credit-risk Profile based on Payment Activity

	Real Estate - Secured - Residential	Consumer	Leases	Total Other Credit Exposure
Originated loans and leases				
Performing	$2,264,551	$720,438	$674,510	$3,659,499
Nonperforming (6)	31,809	1,607	1,394	34,810
Total	2,296,360	722,045	675,904	3,694,309
Purchased loans and leases				
Performing	367,923	282	0	368,205
Nonperforming (6)	903	2	0	905
Total	368,826	284	0	369,110
Total loans and leases				
Performing	2,632,474	720,720	674,510	4,027,704
Nonperforming (6)	32,712	1,609	1,394	35,715
Total	$2,665,186	$722,329	$675,904	$4,063,419

(1) Includes only construction loans granted to commercial customers. Construction loans for individuals are included in Real Estate – Secured – Residential below.
(2) Includes loans obtained for commercial purposes that are also secured by residential real estate.
(3) Includes loans identified as having acceptable risk, which are loans for which the possibility of loss is considered unlikely.
(4) Includes loans considered potentially weak; however, no loss of principal or interest is anticipated.
(5) Includes loans that are inadequately protected by the current net-worth and paying capacity of the borrower or by the collateral pledged, if any. Loss of principal or interest is considered reasonably possible or likely.
(6) Includes loans that are on non-accrual status or past due ninety days or more.

The following tables detail the age analysis of Susquehanna's past due financing receivables as of December 31, 2012 and 2011:

Age Analysis of Past Due Financing Receivables, as of December 31, 2012

Financing Receivables that are Accruing

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables
Commercial	$ 5,163	$ 762	$ 359	$ 6,284	$ 2,256,863	$ 2,263,147
Real estate - construction	8,568	1,614	157	10,339	822,625	832,964
Real estate secured - residential	19,544	4,467	5,547	29,558	4,007,820	4,037,378
Real estate secured - commercial	9,623	13,746	1,394	24,763	3,897,224	3,921,987
Consumer	8,898	1,678	545	11,121	831,388	842,509
Leases	5,445	487	207	6,139	892,850	898,989
Total	$57,241	$22,754	$8,209	$88,204	$12,708,770	$12,796,974
Originated loans and leases	$51,679	$21,471	$5,720	$78,870	$10,596,166	$10,675,036
Purchased loans and leases	5,562	1,283	2,489	9,334	2,112,604	2,121,938
Total	$57,241	$22,754	$8,209	$88,204	$12,708,770	$12,796,974

Financing Receivables that are Nonaccruing

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables
Commercial	$ 631	$ 649	$ 6,068	$ 7,348	$ 3,116	$10,464
Real estate - construction	0	405	14,047	14,452	365	14,817
Real estate secured - residential	953	452	19,551	20,956	7,484	28,440
Real estate secured - commercial	2,483	622	30,433	33,538	9,083	42,621
Consumer	0	0	0	0	43	43
Leases	0	656	408	1,064	318	1,382
Total	$4,067	$2,784	$70,507	$77,358	$20,409	$97,767
Originated loans and leases	$4,067	$2,379	$65,830	$72,276	$18,146	$90,422
Purchased loans and leases	0	405	4,677	5,082	2,263	7,345
Total	$4,067	$2,784	$70,507	$77,358	$20,409	$97,767

Age Analysis of Past Due Financing Receivables, as of December 31, 2011

Financing Receivables that are Accruing

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables
Commercial	$ 7,843	$ 2,473	$ 778	$11,094	$ 1,845,548	$ 1,856,642
Real estate - construction	342	416	56	814	790,680	791,494
Real estate secured - residential	21,330	7,247	6,303	34,880	3,135,760	3,170,640
Real estate secured - commercial	4,011	1,043	884	5,938	3,069,452	3,075,390
Consumer	7,688	1,442	1,609	10,739	711,590	722,329
Leases	4,014	867	447	5,328	669,629	674,957
Total	$45,228	$13,488	$10,077	$68,793	$10,222,659	$10,291,452
Originated loans and leases	$44,439	$12,325	$ 9,732	$66,495	$ 9,617,812	$ 9,684,307
Purchased loans and leases	789	1,163	345	2,298	604,847	607,145
Total	$45,228	$13,488	$10,077	$68,793	$10,222,659	$10,291,452

Financing Receivables that are Nonaccruing

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables
Commercial	$ 454	$ 1,032	$ 6,319	$ 7,805	$ 6,580	$ 14,385
Real estate - construction	122	7,443	27,292	34,857	2,870	37,727
Real estate secured - residential	2,569	517	27,603	30,689	11,233	41,922
Real estate secured - commercial	2,946	1,722	32,020	36,688	24,809	61,497
Consumer	0	0	0	0	0	0
Leases	0	59	413	472	475	947
Total	$6,091	$10,773	$93,647	$110,511	$45,967	$156,478
Originated loans and leases	$6,091	$10,332	$86,635	$103,059	$45,930	$148,989
Purchased loans and leases	0	441	7,012	7,452	37	7,489
Total	$6,091	$10,773	$93,647	$110,511	$45,967	$156,478

The following tables present Susquehanna's impaired loans and reserve positions at December 31, 2012 and 2011:

Impaired Loans at December 31, 2012

	Unpaid Principal Balance	Recorded Investment in Impaired Loans	Related Charge-offs	Related Allowance	Average Recorded Investment in Impaired Loans (2)	Interest Income Recognized
Impaired loans without a related reserve:						
Commercial, financial, and agricultural	$ 23,959	$ 23,877	$ 82		$ 24,603	$ 233
Real estate - construction	48,394	32,717	15,677		34,223	882
Real estate secured - residential	26,298	25,261	1,037		25,417	398
Real estate secured - commercial	133,903	119,217	14,686		118,424	1,727
Consumer	114	114	0		114	3
Total impaired loans without a related reserve	232,668	201,186(1)	31,482		202,781	3,243
Impaired loans with a related reserve:						
Commercial, financial, and agricultural	4,240	4,184	56	$ 3,267	4,278	47
Real estate - construction	12,894	5,577	7,317	952	5,883	237
Real estate secured - residential	32,640	32,375	265	6,633	32,498	333
Real estate secured - commercial	49,322	39,331	9,991	4,884	40,778	486
Consumer	0	0	0	0	0	0
Total impaired loans with a related reserve	99,096	81,467	17,629	15,736	83,437	1,103
Total impaired loans:						
Commercial, financial, and agricultural	28,199	28,061	138	3,267	28,881	280
Real estate - construction	61,288	38,294	22,994	952	40,106	1,119
Real estate secured - residential	58,938	57,636	1,302	6,633	57,915	731
Real estate secured - commercial	183,225	158,548	24,677	4,884	159,202	2,213
Consumer	114	114	0	0	114	3
Total impaired loans	$331,764	$282,653	$49,111	$15,736	$286,218	$4,346
Impaired loans without a related reserve:						
Originated loans and leases	$ 76,120	$ 45,560	$30,560		$ 49,975	$ 764
Purchased loans and leases	156,548	155,626	922		152,806	2,479
Total impaired loans without a related reserve	232,668	201,186	31,482		202,781	3,243
Impaired loans with a related reserve:						
Originated loans and leases	92,471	74,842	17,629	$14,649	76,823	1,033
Purchased loans and leases	6,625	6,625	0	1,087	6,614	70
Total impaired loans with a related reserve	99,096	81,467	17,629	15,736	83,437	1,103
Total impaired loans:						
Originated loans and leases	168,591	120,402	48,189	14,649	126,798	1,797
Purchased loans and leases (3)	163,173	162,251	922	1,087	159,420	2,549
Total impaired loans	$331,764	$282,653	$49,111	$15,736	$286,218	$4,346

(1) $28,658 of the $201,186 total impaired loans without a related reserve represents loans that had been written down to the fair value of the underlying collateral through direct charge-offs of $31,482.

(2) Average recorded investment in impaired loans is calculated on a quarterly basis using daily balances.

(3) $6,625 of the $162,251 purchased impaired loans were subsequently impaired after being acquired.

Impaired Loans at December 31, 2011

	Unpaid Principal Balance	Recorded Investment in Impaired Loans	Related Charge-offs	Related Allowance	Average Recorded Investment in Impaired Loans (2)	Interest Income Recognized
Impaired loans without a related reserve:						
Commercial, financial, and agricultural	$ 6,621	$ 6,621	$ 0		$ 11,159	$ 291
Real estate - construction	52,801	25,968	26,833		29,464	761
Real estate secured - residential	20,411	17,540	2,871		16,473	788
Real estate secured - commercial	69,469	35,490	33,979		41,612	1,479
Consumer	0	0	0		37	4
Total impaired loans without a related reserve	149,302	85,619(1)	63,683		98,745	3,323
Impaired loans with a related reserve:						
Commercial, financial, and agricultural	6,870	6,870	0	$ 3,421	9,085	239
Real estate - construction	21,613	15,015	6,598	2,243	22,022	307
Real estate secured - residential	17,311	16,227	1,084	2,807	15,733	558
Real estate secured - commercial	72,482	53,288	19,194	11,871	59,222	2,224
Consumer	658	658	0	654	202	8
Total impaired loans with a related reserve	118,934	92,058	26,876	20,996	106,264	3,336
Total impaired loans:						
Commercial, financial, and agricultural	13,491	13,491	0	3,421	20,244	530
Real estate - construction	74,414	40,983	33,431	2,243	51,486	1,068
Real estate secured - residential	37,722	33,767	3,955	2,807	32,206	1,346
Real estate secured - commercial	141,951	88,778	53,173	11,871	100,834	3,703
Consumer	658	658	0	654	239	12
Total impaired loans	$268,236	$177,677	$90,559	$20,996	$205,009	$6,659
Impaired loans without a related reserve:						
Originated loans and leases	$109,075	$ 45,442	$63,633		$ 88,262	$2,713
Purchased loans and leases	40,227	40,177	50		10,483	610
Total impaired loans without a related reserve	149,302	85,619	63,683		98,745	3,323
Impaired loans with a related reserve:						
Originated loans and leases	118,934	92,058	26,876	$20,996	106,264	3,336
Purchased loans and leases	0	0	0	0	0	0
Total impaired loans with a related reserve	118,934	92,058	26,876	20,996	106,264	3,336
Total impaired loans:						
Originated loans and leases	228,009	137,500	90,509	20,996	194,526	6,049
Purchased loans and leases	40,227	40,177	50	0	10,483	610
Total impaired loans	$268,236	$177,677	$90,559	$20,996	$205,009	$6,659

(1) $48,234 of the $85,619 total impaired loans without a related reserve represents loans that had been written down to the fair value of the underlying collateral through direct charge-offs of $63,683.

(2) Average recorded investment in impaired loans is calculated on a quarterly basis using daily balances.

The following table presents Troubled Debt Restructurings (TDR's) by class segment:

At December 31,	2012	2011
Commercial, financial, and agricultural	$ 8,744	$12,181
Real estate - construction	940	3,902
Real estate secured - residential	23,224	17,634
Real estate secured - commercial	33,589	38,565
Consumer	1,278	570
Total performing TDRs	67,775	72,852
Non-performing TDRs (1)	24,603	14,346
Total TDRs	$92,378	$87,198
Performing TDRs	73%	84%
Non-performing TDRs	27%	16%

(1) These loans are included in the 90 day past due and non-accrual categories.

The following table provides detail of TDR balance and activity for the twelve months ended December 31, 2012 and 2011:

	Twelve months ended December 31,	
	2012	2011
Performing TDRs, January 1,	$ 72,852	$114,566
New TDR Status (1)	28,374	26,805
Paydowns	(10,518)	(25,882)
Charge-offs post modification	(1,121)	(15,671)
Transfer to nonaccrual, past due 90 days or greater	(5,887)	(5,612)
Cured	(11,192)	(21,354)
Removal of PCI loans (2)	(4,648)	0
Other, net (3)	(85)	0
Performing TDRs, December 31,	$ 67,775	$ 72,852
Non-performing TDRs (4) , December 31,	$ 24,603	$ 14,346
Performing TDRs	73%	84%
Non-performing TDRs	27%	16%

(1) Includes $7,209 of additional loans in accordance with recent regulatory guidance requiring loans discharged under bankruptcy proceedings and not reaffirmed by the borrower to be charged-off to their collateral value and to be considered troubled debt restructurings regardless of their payment delinquency status.
(2) Purchased credit impaired loans at acquisition are not considered TDR's at acquisition.
(3) Transfer to Other Real Estate Owned.
(4) Included in Age Analysis of Past Due Financing Receivables.

The following tables present Susquehanna's loan modification activities that were considered troubled debt restructurings for the twelve month periods ended December 31, 2012 and 2011:

Twelve months ended December 31, 2012	Recorded Investment				
	Number of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment	Financial Effect of Modification	
				Recorded Investment (1)	Interest (2)
Troubled Debt Restructurings					
Commercial, financial, and agricultural					
Other (3)	19	$ 1,433	$ 1,433	$0	$ 0
Real estate - construction					
Other (3)	2	343	343	0	0
Real estate secured - residential					
Other (3)	70	6,722	6,722	0	0
Combination of modification types	26	6,111	6,111	0	139
Real estate secured - commercial					
Other (3)	10	10,630	10,630	0	0
Combination of modification types	1	2,113	2,113	0	233
Consumer					
Other (3)	121	1,022	1,022	0	0
Total	249	$28,374	$28,374	$0	$372
Originated loans and leases	218	$23,050	$23,050	$0	$ 94
Purchased loans and leases	31	5,324	5,324	0	278
Total	249	$28,374	$28,374	$0	$372

(1) Financial effects impacting the recorded investment include principal payments, advances, charge-offs, and capitalized past-due amounts.
(2) Represents the present value of interest rate concessions discounted at the effective rate of the original loan.
(3) Bankruptcies and maturity date extensions.

	Number of Loans	Recorded Investment
Troubled Debt Restructurings that Subsequently Defaulted during the current period		
Commercial, financial, and agricultural	2	$ 938
Real estate - construction	0	0
Real estate secured - residential	11	2,153
Real estate secured - commercial	3	929
Consumer	0	0
Total	16	$4,020
Originated loans and leases	14	$3,578
Purchased loans and leases	2	442
Total	16	$4,020

Twelve months ended December 31, 2011	Number of Loans	Recorded Investment		Financial Effect of Modification	
		Pre-Modification Recorded Investment	Post-Modification Recorded Investment	Recorded Investment (1)	Interest (2)
Troubled Debt Restructurings					
Commercial, financial, and agricultural					
Other (3)	3	$ 1,348	$ 823	$(525)	$ 0
Combination of modification types	4	860	860	0	0
Real estate - construction					
Interest Rate reduction	2	2,394	2,394	0	0
Other (3)	2	1,508	1,508	0	0
Real estate secured - residential					
Interest Rate reduction	1	28	28	0	(10)
Other (3)	24	4,865	4,865	0	0
Combination of modification types	28	6,419	6,419	0	151
Real estate secured - commercial					
Interest Rate reduction	1	336	336	0	(4)
Combination of modification types	7	8,393	8,393	0	0
Consumer					
Other (3)	3	352	352	0	0
Combination of modification types	1	302	302	0	(84)
Total	76	$26,805	$26,280	$(525)	$ 53
Originated loans and leases	76	$26,805	$26,280	$(525)	$ 53
Purchased loans and leases	0	0	0	0	0
Total	76	$26,805	$26,280	$(525)	$ 53

(1) Financial effects impacting the recorded investment include principal payments, advances, charge-offs, and capitalized past-due amounts.

(2) Represents the present value of interest rate concessions discounted at the effective rate of the original loan.

(3) Maturity date extensions.

	Number of Loans	Recorded Investment
Troubled Debt Restructurings that Subsequently Defaulted during the current period		
Commercial, financial, and agricultural	6	$ 3,116
Real estate - construction	1	298
Real estate secured - residential	5	1,096
Real estate secured - commercial	8	34,471
Consumer	1	484
Total	21	$39,465
Originated loans and leases	21	$39,465
Purchased loans and leases	0	0
Total	21	$39,465

The unpaid principal balance and the related carrying amount of acquired loans are as follows:

	December 31,	
	2012	2011
Credit impaired purchased loans evaluated individually for incurred credit losses		
Unpaid principal balance	$ 238,538	$ 60,259
Carrying amount	162,251	40,177
Other purchased loans evaluated collectively for incurred credit losses		
Unpaid principal balance	1,976,132	557,708
Carrying amount	1,967,032	574,457
Total purchased loans		
Unpaid principal balance	2,214,670	617,967
Carrying amount	2,129,283	614,634

The changes in accretable discount related to the purchased credit impaired loans are as follows:

	Twelve Months Ended December 31,	
	2012	2011
Balance - beginning of period	$ 4,881	$ 0
Abington acquisition	0	5,800
Tower acquisition	54,418	0
Accretion recognized during the period	(19,255)	(919)
Net reclassification from non-accretable to accretable	22,824	0
Balance - end of period	$ 62,868	$4,881

6. Allowance for Loan and Lease Losses

In establishing the allowance for credit losses, Susquehanna estimates losses attributable to specific impaired credits identified through the credit review processes and also estimates losses inherent in other loans and leases on a collective basis. For purposes of determining the level of the allowance for credit losses, Susquehanna evaluates its loan and lease portfolio by loan type. The losses provisioned for in Susquehanna's allowance for loan loss is determined through a loan by loan analysis of larger balance commercial and commercial real estate loans that show signs of credit deterioration and by applying loss factors to groups of loan balances based on loan type and management's classification of such loans under Susquehanna's loan grading system, adjusted for qualitative considerations. In determining the allowance for credit losses, Susquehanna utilizes an internal loan grading system for its commercial portfolio. The internal loan gradings are monitored by Susquehanna's loan review department. Additionally, loans that are part of a relationship of over $0.5 million and have a rating of substandard, special mention, and pass that are on the company's watch list, are reviewed on a quarterly basis at Susquehanna's Loan Quality Review Committee. Factors considered at the Loan Quality Review meetings include the financial statements of the borrower, the borrower's global cash flow, guarantees, and underlying collateral valuations.

An analysis of the allowance for loan and lease losses for the years ended December 31, 2012 and 2011 are presented in the following tables:

	Twelve Months Ended December 31, 2012							
	Commercial	Real Estate - Construction	Real Estate Secured - Residential	Real Estate Secured - Commercial	Consumer	Leases	Unallocated	Total
Allowance for credit losses:								
Balance at January 1, 2012	$ 30,086	$ 36,868	$ 28,839	$ 78,414	$ 3,297	$ 10,561	$ 35	$ 188,100
Charge-offs	(22,758)	(17,598)	(14,343)	(27,509)	(3,364)	(4,463)	0	(90,035)
Recoveries	9,515	3,561	1,930	4,610	1,228	1,111	0	21,955
Provision	13,364	2,340	24,850	14,538	2,561	6,132	214	64,000
Balance at December 31, 2012	$ 30,207	$ 25,171	$ 41,276	$ 70,053	$ 3,722	$ 13,341	$249	$ 184,020
Balance at December 31, 2012 Individually evaluated for impairment:								
Originated loans and leases	$ 3,264	$ 952	$ 5,649	$ 4,783	$ 0	$ 0		$ 14,648
Purchased loans and leases	3	0	983	100	0	0		1,086
Total	$ 3,267	$ 952	$ 6,632	$ 4,883	$ 0	$ 0		$ 15,734
Collectively evaluated for impairment:								
Originated loans and leases	$ 26,940	$ 24,219	$ 34,644	$ 65,170	$ 3,722	$ 13,341	$249	$ 168,286
Purchased loans and leases	0	0	0	0	0	0	0	0
Total	$ 26,940	$ 24,219	$ 34,644	$ 65,170	$ 3,722	$ 13,341	$249	$ 168,286
Financing receivables:								
Balance at December 31, 2012	$2,273,611	$847,781	$4,065,818	$3,964,608	$842,552	$900,371		$12,894,741
Balance at December 31, 2012 Individually evaluated for impairment:								
Originated loans and leases	$ 12,050	$ 16,277	$ 30,994	$ 61,081	$ 0	$ 0		$ 120,402
Purchased loans and leases	16,011	22,017	26,643	97,466	114	0		162,251
Total	$ 28,061	$ 38,294	$ 57,637	$ 158,547	$ 114	$ 0		$ 282,653
Collectively evaluated for impairment:								
Originated loans and leases	$2,071,532	$672,176	$3,217,375	$2,952,531	$831,072	$900,371		$10,645,057
Purchased loans and leases	174,018	137,311	790,806	853,530	11,366	0		1,967,031
Total	$2,245,550	$809,487	$4,008,181	$3,806,061	$842,438	$900,371		$12,612,088

	Twelve Months Ended December 31, 2011							
	Commercial	Real Estate - Construction	Real Estate Secured - Residential	Real Estate Secured - Commercial	Consumer	Leases	Unallocated	Total
Allowance for credit losses:								
Balance at January 1, 2011	$ 31,608	$ 50,250	$ 28,320	$ 70,137	$ 2,841	$ 8,643	$ 35	$ 191,834
Charge-offs	(25,552)	(36,585)	(18,663)	(45,213)	(3,922)	(5,310)	0	(135,245)
Recoveries	5,835	7,106	1,916	3,795	1,371	1,488	0	21,511
Provision	18,195	16,097	17,266	49,695	3,007	5,740	0	110,000
Balance at December 31, 2011	$ 30,086	$ 36,868	$ 28,839	$ 78,414	$ 3,297	$ 10,561	$ 35	$ 188,100
Balance at December 31, 2011 Individually evaluated for impairment:								
Originated loans and leases	$ 3,421	$ 2,243	$ 2,807	$ 11,871	$ 654	$ 0		$ 20,996
Purchased loans and leases	0	0	0	0	0	0		0
Total	$ 3,421	$ 2,243	$ 2,807	$ 11,871	$ 654	$ 0		$ 20,996
Collectively evaluated for impairment:								
Originated loans and leases	$ 25,146	$ 34,625	$ 26,033	$ 66,543	$ 2,643	$ 10,561	$1,554	$ 167,106
Purchased loans and leases	0	0	0	0	0	0	0	0
Total	$ 25,146	$ 34,625	$ 26,033	$ 66,543	$ 2,643	$ 10,561	$1,554	$ 167,106
Financing receivables:								
Balance at December 31, 2011	$1,871,027	$829,221	$3,212,562	$3,136,887	$722,329	$675,904		$10,447,930
Balance at December 31, 2011 Individually evaluated for impairment:								
Originated loans and leases	$ 13,385	$ 27,682	$ 24,073	$ 71,702	$ 658	$ 0		$ 137,500
Purchased loans and leases	106	13,301	9,694	17,076	0	0		40,177
Total	$ 13,491	$ 40,983	$ 33,767	$ 88,778	$ 658	$ 0		$ 177,677
Collectively evaluated for impairment:								
Originated loans and leases	$1,848,108	$724,761	$2,765,157	$2,960,479	$721,387	$675,904		$ 9,695,796
Purchased loans and leases	9,428	63,477	413,638	87,630	284	0		574,457
Total	$1,857,536	$788,238	$3,178,795	$3,048,109	$721,671	$675,904		$10,270,253

An analysis of the allowance for loan and lease losses during 2010 is presented in the following table:

	2010
Balance - January 1,	$ 172,368
Provision	163,000
Charge-offs	(162,135)
Recoveries	18,601
Net charge-offs	(143,534)
Balance - December 31,	$ 191,834

7. Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2012 and 2011:

At December 31,	2012	2011	Useful Life (in years)
Land	$ 29,838	$ 29,651	
Buildings	141,223	122,507	10 - 40
Furniture and equipment	100,680	89,240	3 - 5
Leasehold improvements	46,979	42,187	10 - 25
Land improvements	3,594	3,633	3 - 10
	322,314	287,218	
Less: accumulated depreciation and amortization	133,331	118,836	
	$188,983	$168,382	

	2012	2011	2010
Depreciation and amortization expense	$ 16,429	$ 13,267	$13,732

All subsidiaries lease certain banking branches and equipment under operating leases that expire on various dates through 2030. Renewal options generally are available for periods up to ten years. Minimum future rental commitments under non-cancelable leases, as of December 31, 2012, were as follows:

	Operating Leases
2013	$ 20,884
2014	19,462
2015	17,887
2016	17,146
2017	16,053
Subsequent years	74,750
	$166,182

	2012	2011	2010
Rent expense	$20,141	$15,639	$ 13,734

8. Goodwill and Other Intangible Assets

Amortizing Intangible Assets

The following is a summary of amortizing intangible assets as of December 31, 2012 and 2011:

At December 31, 2012	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Average Remaining Life (1)
Core deposit intangibles	$ 85,337	$(50,202)	$35,135	6.9
Customer lists	20,806	(12,331)	8,475	7.0
Unfavorable lease adjustments	(2,109)	(169)	(2,278)	16.5
Total amortizing intangible assets	$104,034	$(62,702)	$41,332	7.4

At December 31, 2011	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Average Remaining Life (1)
Core deposit intangibles	$61,332	$(40,520)	$20,812	5.7
Customer lists	17,477	(9,252)	8,225	6.7
Favorable lease adjustments	393	(349)	44	18.3
Total amortizing intangible assets	$79,202	$(50,121)	$29,081	6.0

(1) Weighted average remaining life in years

Aggregate Amortization Expense for the Year Ended December 31:	
2012	$12,525
Estimated Amortization Expense for the Year Ended December 31:	
2013	$11,499
2014	9,079
2015	7,281
2016	5,180
2017	3,407

Goodwill

Activity in Susquehanna's goodwill accounts for the twelve month periods ended December 31, 2012 and 2011 are as follows:

Goodwill at January 1, 2011	$1,018,031
Goodwill acquired through the Abington acquisition	0
Goodwill at December 31, 2011	1,018,031
Goodwill acquired through the Tower acquisition	252,328
Goodwill at December 31, 2012	$1,270,359

Goodwill is allocated to Susquehanna's reporting units at the date the goodwill is initially recorded. Once goodwill has been allocated to the reporting units, it generally no longer retains its identification with a particular acquisition, but instead becomes identified with the reporting unit as a whole. As a result, all of the fair value of each reporting unit is available to support the value of goodwill allocated to the unit. Goodwill impairment testing is performed at the reporting unit level, one level below the business segment.

The goodwill impairment analysis is done in two steps. The first step requires a comparison of the fair value of the individual reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and no further analysis is necessary. If the carrying value of the reporting unit exceeds the fair value, there is an indication of potential impairment and a second step of testing is performed to measure the amount of impairment, if any, for the reporting unit.

Susquehanna assesses goodwill for impairment on an annual basis, or more often if events or circumstances indicate that goodwill may be impaired. This assessment requires significant judgment and analysis.

Susquehanna performed its annual goodwill impairment assessments in the second quarter of 2012 and determined that the fair value of each of its reporting units exceeded its book value, and that there was no goodwill impairment.

Bank Reporting Unit

Goodwill assigned to the bank reporting unit at the annual assessment dates of May 31, 2012 and 2011, was $1,158,248 and $915,421, respectively, the increase resulting from the Tower acquisition. Fair value of the bank reporting unit was determined using a market approach, which uses prices and other relevant information reported for market transactions involving recent non-distressed sales of comparable financial institutions in Susquehanna's market to value the bank reporting unit. Susquehanna considered two key ratios in measuring the fair value of the bank reporting unit: price to book and price to tangible book. The following table shows the ratios used at May 31, 2012, and 2011.

Ratio	Annual May 31, 2012	Annual May 31, 2011
Price to book	1.29X	1.36X
Price to tangible book	1.47X	1.60X

Fair value of the bank reporting unit exceeded carrying value by 5.9% at May 31, 2012, and by 13.0% at May 31, 2011. Since the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and the second step in the analysis is unnecessary.

Wealth Management Reporting Unit

Goodwill assigned to the wealth management reporting unit at the annual assessment dates of May 31, 2012 and 2011, was $82,746 for both periods. Fair value of the wealth management reporting unit was determined utilizing the market approach and the income approach. The market approach measures the fair value of the reporting unit using transaction multiples reported for market transactions involving comparable wealth management business. The income approach measures the fair value of the reporting unit by converting the reporting unit's future earnings over ten years, assuming a weighted increase in the reporting unit's revenues and a weighted increase in the reporting unit's expenses, to a single present (discounted) amount, based on a discount rate. In keeping with a market participant's current valuations of wealth management institutions, Susquehanna predominantly uses the income approach. The following table shows the factors used in the income approach at May 31, 2012, and 2011.

Factors	Annual May 31, 2012	Annual May 31, 2011
Discount rate	17.5%	17.5%
Weighted-average increase in revenues	6.0%	6.0%
Weighted-average increase in expenses	5.0%	5.0%

Fair value of the wealth management reporting unit exceeded carrying value by 63.4% at May 31, 2012 and by 59.7% at May 31, 2011. Since the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and the second step in the analysis is unnecessary.

Property and Casualty Insurance Reporting Unit

Goodwill assigned to the property and casualty insurance reporting unit at the annual assessment dates of May 31, 2012 and 2011, was $17,177 for both periods. Fair value of the property and casualty insurance reporting unit was determined using the market approach, which measures the fair value of the reporting unit using recent sales of comparable property and casualty insurance companies in Susquehanna's market. Susquehanna uses two key ratios to measure the fair value of the property and casualty insurance reporting unit: average price to book and median price to earnings. The following table shows the ratios used at May 31, 2012, and 2011.

Ratio	Annual May 31, 2012	Annual May 31, 2011
Average price to book	1.17X	1.23X
Median price to earnings	12.1X	13.8X

Fair value of the property and casualty insurance reporting unit exceeded carrying value by 205.6% at May 31, 2012 and by 48.4% at May 31, 2011. Since the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and the second step in the analysis is not required.

9. Deposits

Deposits consisted of the following at December 31, 2012 and 2011:

At December 31,	2012	2011
Noninterest-bearing:		
Demand	$ 1,973,664	$ 1,569,811
Interest-bearing:		
Interest-bearing demand	5,829,147	4,439,488
Savings	1,032,293	868,709
Time	2,262,262	2,157,282
Time of $ 100 or more	1,482,680	1,255,182
Total deposits	$12,580,046	$10,290,472

10. Borrowings

Short-term Borrowings

Short-term borrowings and weighted average interest rates at December 31 were as follows:

	2012		2011		2010	
	Amount	Rate	Amount	Rate	Amount	Rate
Securities sold under repurchase agreements (1)	$302,577	0.30%	$292,616	0.33%	$306,423	0.46%
Federal funds purchased	515,000	0.21	318,000	0.20	458,000	0.25
Treasury tax and loan notes	0	0.00	0	0.00	6,200	0.00
Swap collateral	0	0.00	2,690	0.04	0	0.00
Total short-term borrowings	$817,577		$613,306		$770,623	

(1) Securities sold under agreements to repurchase are classified as secured short-term borrowings and are recorded at the amount of cash received in connection with the transaction. The securities underlying the repurchase agreements remain in available-for-sale investment securities.

At December 31, 2012, Susquehanna Bank had aggregate availability under federal funds lines totaling $1,019,000 and collateralized availability at the Federal Reserve's Discount Window of $1,148,367.

Federal Home Loan Bank Borrowings

At December 31,	2012	2011
Due 2012, 0.14% to 3.75%	$ 0	$905,743
Due 2013, 0.18% to 0.32%	1,098,000	0
Due 2013, 2.05% to 4.13%	60,664	17,940
Due 2014, 4.70%	10,592	10,967
Due 2015, 3.65% to 4.56%	22,946	28,074
Due 2017, 2.35%	6,860	8,296
	$1,199,062	$971,020

Susquehanna Bank is a member of the Federal Home Loan Bank of Pittsburgh and, as such, can take advantage of FHLB programs for overnight and term advances at published daily rates. Under the terms of a blanket collateral agreement, advances from the FHLB are collateralized by qualifying first mortgages. In addition, all of the bank's stock in the FHLB is pledged as collateral for such debt. Advances available under this agreement are limited by available and qualifying collateral and the amount of FHLB stock held by the bank.

Under this program, Susquehanna's banking subsidiary had line-of-credit availability of $2,683,472 and $2,270,072 at December 31, 2012 and 2011, respectively. Excluding purchase-accounting adjustments, $1,192,237 and $967,401 was outstanding at December 31, 2012 and 2011, respectively. At December 31, 2012, Susquehanna Bank could have borrowed an additional $1,472,765 based on qualifying collateral. Such additional borrowings would have required the bank to increase its investment in FHLB stock by $61,264.

Long-term Debt and Junior Subordinated Debentures (1)

	2012		2011	
	Amount	Rate	Amount	Rate
Senior note due 2022 (5)	$150,000	5.48%	$ 0	0.00%
Subordinated notes due 2012	0	0.00	75,000	6.22(2)
Subordinated notes due 2014	75,000	2.34(2)	75,000	2.46(2)
Subordinated note due 2018 (4)	25,000	5.60(2)	25,000	5.60(2)
Other	1,021	n/m(11)	1,030	n/m(11)
Junior subordinated notes due 2027	0	0.00	16,521	9.80(3)
Junior subordinated notes due 2032	5,764	3.56(3)	5,785	3.84(3)
Junior subordinated notes due 2033 (6)	15,464	3.81	15,464	3.64
Junior subordinated notes due 2033 (6)	15,464	3.41	15,464	3.13
Junior subordinated notes due 2033 (6)	3,093	3.71	3,093	3.54
Junior subordinated notes due 2033 (7)	9,788	3.81(3)	0	0.00
Junior subordinated notes due 2036 (8)	51,547	1.74	51,547	6.39
Junior subordinated notes due 2036 (6)	10,310	1.81(3)	10,310	3.14(3)
Junior subordinated notes due 2036 (6)	9,740	8.53(3)	9,576	7.97(3)
Junior subordinated notes due 2037 (6)	20,619	2.02(3)	20,537	8.09(3)
Junior subordinated notes due 2037 (7)	3,874	3.70(3)	0	0.00
Junior subordinated notes due 2039 (7)	9,264	7.33(3)	0	0.00
Junior subordinated notes due 2040 (9)	0	0.00	50,010	11.00
Junior subordinated notes due 2057 (10)	0	0.00	125,010	9.38
	$255,948		$499,347	

(1) The notes, except "Other," require interest-only payments throughout their term with the entire principal balance paid at maturity.
(2) Reflects the effect of amortization of acquisition costs.
(3) Reflects the effect of purchase accounting adjustments.
(4) On December 31, 2008, Susquehanna issued a $25,000 subordinated note to another financial institution. The note bears interest at the ninety-day LIBOR plus 4.5% and matures on December 31, 2018.
(5) On August 15, 2012, Susquehanna issued $150,000 of senior notes bearing an interest rate of 5.375%, and used the proceeds to redeem various junior subordinated notes bearing interest rates ranging from 9.00% to 11.00%.
(6) As a result of the Community Banks, Inc. acquisition, Susquehanna assumed subordinated debentures with a fair value of $69,726 issued by Community to six statutory trusts. The trust preferred securities issued by the trusts are callable on dates specified in the individual indentures. The notes, as presented in this table, include purchase accounting adjustments.
(7) As a result of the Tower acquisition, Susquehanna assumed subordinated debentures with a fair value of $22,986 issued by Tower to three statutory trusts. The trust preferred securities issued by the trusts are callable on dates specified in the individual indentures. The notes, as presented in this table, include purchase accounting adjustments.
(8) On April 19, 2006, Susquehanna completed a private placement to an institutional investor of $50,000 of fixed/floating rate trust preferred securities through a newly formed Delaware trust affiliate, Susquehanna TP Trust 2006-1. The trust preferred securities mature in June 2036, are redeemable at Susquehanna's option and bear interest at a rate per annum equal to the three-month LIBOR plus 1.33%. The proceeds from the sale of the trust preferred securities were used by the Trust to purchase Susquehanna's fixed/floating rate junior subordinated notes.
(9) On March 16, 2010, Susquehanna Capital II, a Delaware statutory trust, sold to the public $50,000 aggregate principal amount of 11% Cumulative Trust Preferred Securities, Series II and used the proceeds from those sales to fund its purchase of $50,010 of 11% Junior Subordinated Deferrable Interest Debentures, Series II issued by Susquehanna. On September 17, 2012, we redeemed all of these trust preferred securities.
(10) On December 12, 2007, Susquehanna issued $125,000 of retail hybrid trust preferred securities through a Delaware statutory trust, Susquehanna Capital I. The securities would have matured in December 2057, and paid distributions at a rate of 9.375% per annum. On September 18, 2012, we redeemed all of these hybrid trust preferred securities.
(11) Not meaningful.

11. Shareholders' Equity

Repurchase of Warrant from the U.S. Treasury

On January 19, 2011, Susquehanna purchased for cash of $5.3 million a warrant that had been issued to the U.S. Treasury on December 12, 2008 in conjunction with our participation in the TARP Capital Purchase Program.

The warrant entitled the holder to purchase up to approximately 3,028 shares of Susquehanna's common stock at a price of $14.86 per share. The repurchase of the warrant concluded Susquehanna's participation in the U.S. Treasury's Capital Purchase Program.

Treasury Stock

Susquehanna's stock option plan permits option grantees to meet certain of their tax obligations through sales of the shares of Susquehanna. During 2012, grantees elected to satisfy their income tax obligations with respect to the stock options by having Susquehanna repurchase shares up to an amount that does not exceed the minimum applicable rate for federal (including FICA), state and local tax liabilities. Shares are repurchased at market price by Susquehanna and recorded as treasury stock.

12. Income Taxes

The components of the provision for income taxes were as follows:

	2012	2011	2010
Current:			
Federal	$ 8,788	$(13,723)	$ 33,468
State	2,623	481	1,880
Total current	11,411	(13,242)	35,348
Deferred:			
Federal	48,311	4,408	(33,304)
State	3,086	(433)	(887)
Total deferred	51,397	3,975	(34,191)
Total income tax expense (benefit)	$62,808	$ (9,267)	$ 1,157

The provision for income taxes differs from the amount derived from applying the statutory income tax rate to income before income taxes as follows:

	2012 (1)		2011 (1)		2010 (1)	
	Amount	Rate	Amount	Rate	Amount	Rate
Provision at statutory rates	$ 71,393	35.00%	$ 15,973	35.00%	$11,552	35.00%
Tax-advantaged income	(11,890)	(5.83)	(10,524)	(23.06)	(9,994)	(30.28)
Bargain purchase accounting	0	0.00	(13,700)	(30.02)	0	0.00
Other, net	3,305	1.62	(1,016)	(2.23)	(401)	(1.21)
Total	$ 62,808	30.79%	$ (9,267)	(20.31%)	$ 1,157	3.51%

(1) The differences from the statutory rates expressed as percentages vary significantly from year to year due to the fluctuation of pre-tax book income in 2012, 2011, and 2010, respectively. Additionally, the differences from the statutory rates vary between 2012, 2011, and 2010 due to the tax effect of the Abington bargain purchase accounting in 2011.

Accounting for income taxes requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The components of the net deferred tax asset (liability) as of December 31 were as follows:

	2012	2011
Deferred tax assets:		
Reserve for loan losses	$ 128,124	$ 82,985
Deferred compensation	8,618	8,231
Nonaccrual loan interest	3,538	5,099
Federal net operating losses	28,589	4,868
State net operating losses	10,219	13,259
Post-retirement benefits	6,147	5,442
Unrealized losses	0	7,838
Underfunded status of defined benefit pension or other postretirement benefit plans	21,164	18,025
Other assets	27,744	10,437
Total deferred tax assets	234,143	156,184
Deferred tax liabilities:		
Prepaid pension expense	(9,843)	(11,932)
Amortization of market value purchase adjustments	(33,980)	(19,430)
Deferred loan costs	(7,043)	(5,639)
Premises and equipment	(17,005)	(4,008)
Lease transaction adjustments, net	(167,025)	(130,143)
Unrealized gains	(493)	0
Other liabilities	(3,789)	(3,485)
Total deferred tax liabilities	(239,178)	(174,637)
Net deferred liability before valuation allowance	(5,035)	(18,453)
Valuation allowance	(4,755)	(1,030)
Net deferred tax liabilities	$ (9,790)	$ (19,483)

The deferred tax asset and deferred tax liability balances as of December 31 were included in the following Consolidated Balance Sheet line items:

	2012	2011
Other assets	$ 4,685	$ 6,344
Deferred income tax liabilities	(14,475)	(25,827)
	$ (9,790)	$(19,483)

As of December 31, 2012, Susquehanna had federal net operating losses remaining of $81,684 which begin to expire in 2030. As a result of the Abington ownership changes in 2011, Section 382 of the Internal Revenue Code places an annual limitation on the amount of federal net operating loss ("NOL") carry-forwards which the Company may utilize. Additionally, Section 382 of the Internal Revenue Code limits the Company's ability to utilize certain tax deductions due to the existence of a Net Unrealized Built-In Loss ("NUBIL") at the time of the change in control. Consequently, $60,426 of the Company's NOL carry-forwards and the NUBIL acquired from the Abington acquisition are subject to annual limitations of $5,574.

As of December 31, 2012, Susquehanna has state net operating losses remaining of $567,163 which begin to expire in 2012. The valuation allowance relates to state net operating loss carry-forwards and state tax credits for which future realization is uncertain. In assessing the future realization of the state net operating losses, management considers the scheduled reversal of deferred tax liabilities, projected future income and tax planning strategies.

Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance at January 1,	$ 2,043	$ 3,598	$2,120
Increase based on tax positions related to the current year	12	15	462
Increase for tax positions of prior years	804	0	1,584
Decrease for tax positions of prior years	0	(259)	0
Decrease related to settlements with taxing authorities	(1,270)	0	0
Decrease related to expiration of statute of limitations	(758)	(1,311)	(568)
Balance at December 31,	$ 831	$ 2,043	$3,598

Susquehanna has $831 of unrecognized tax benefits of which $540, if recognized, would affect the effective tax rate. Susquehanna does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

Susquehanna recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax expense. During the twelve months ended December 31, 2012, 2011 and 2010, respectively, Susquehanna recognized ($39), (S240) and ($11), respectively, in interest and penalties and had accrued $97, $136 and $376, respectively, for the payment of interest and penalties.

Susquehanna and its subsidiaries file income tax returns in the U.S. federal jurisdictions and various state jurisdictions. With few exceptions, Susquehanna is no longer subject to U.S. federal, state, and local examinations by tax authorities before 2008. As of December 31, 2012, there are no federal or state examinations of Susquehanna's tax returns in progress.

13. Accumulated Other Comprehensive Loss

The components and balances of accumulated other comprehensive income (loss) are shown in the following table:

	Unrealized Gains (Losses) on Investment securities		Unrealized Gains (Losses) on Cash Flow Hedges	Post-retirement Benefits	Accumulated Other Comprehensive Loss
	With OTTI	All other			
Balance at January 1, 2010	$ 0	$ (6,662)	$ 4,312	$(24,269)	$(26,619)
Gain (loss)	(952)	(9,438)	(35,843)	(5,028)	(51,261)
Tax effect	349	3,584	12,396	3,416	19,745
Balance at December 31, 2010	(603)	(12,516)	(19,135)	(25,881)	(58,135)
Gain (loss)	(3,028)	55,979	(22,521)	(11,686)	18,744
Tax effect	1,110	(20,117)	8,254	4,090	(6,663)
Balance at December 31, 2011	(2,521)	23,346	(33,402)	(33,477)	(46,054)
Gain (loss)	3,096	21,670	(1,812)	(8,966)	13,988
Tax effect	(1,135)	(7,774)	579	3,138	(5,192)
Balance at December 31, 2012	$ (560)	$ 37,242	$(34,635)	$(39,305)	$(37,258)

14. Financial Instruments with Off-balance-sheet Credit Risk

Susquehanna is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the needs of its customers. These financial instruments include commitments to originate loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the consolidated financial statements. The contract or notional amount of those instruments reflects the extent of involvement Susquehanna has in particular classes of financial instruments. Susquehanna's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for loan commitments and standby letters of credit is represented by the contractual amount of these instruments. Susquehanna uses the same credit policies for these instruments as it does for on-balance-sheet instruments.

Standby letters of credit are conditional commitments issued by Susquehanna to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established by the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment does not necessarily represent future cash requirements. Susquehanna evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Susquehanna upon extension of credit, is based upon management's credit evaluation of the borrower.

Financial instruments whose contractual amounts represent off-balance-sheet credit risk at December 31, 2012 and 2011 were as follows:

	2012	2011
Standby letters of credit	$ 386,763	$296,134
Real estate commitments - commercial	327,304	205,036
Real estate commitments - residential	181,850	170,447
Unused portion of home equity lines held by VIEs	85,524	92,883
Unused portion of home equity lines	1,058,661	845,276
Other commitments	43,835	32,603
All other commercial, financial, and agricultural commitments	1,005,229	785,987

15. Contingent Liabilities

In September 2010, Lehman Brothers Special Financing, Inc. ("LBSF") filed suit in the United States Bankruptcy court for the Southern District of New York against certain indenture trustees, certain special-purpose entities (issuers) and a class of noteholders and trust certificate holders who received distributions from the trustees, including Susquehanna, to recover funds that were allegedly improperly paid to the noteholders in forty-seven separate collateralized debt obligation transactions ("CDO"). In June 2007, two of our affiliates each purchased $5.0 million in AAA rated Class A Notes of a CDO offered by Lehman Brothers, Inc. Concurrently with the issuance of the notes, the issuer entered into a credit swap with LBSF. Lehman Brothers Holdings, Inc. ("LBHI") guaranteed LBSF's obligations to the issuer under the credit swap. When LBHI filed for bankruptcy in September 2008, an Event of Default under the indenture occurred, and the trustee declared the notes to be immediately due and payable. Susquehanna was repaid its principal on the notes in September 2008.

This legal proceeding is in its early stages of discovery; thus it is not yet possible for us to estimate potential loss, if any. Although it is not possible to predict the ultimate resolution or financial liability with respect to this litigation, management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of this proceeding will have a material adverse effect on our financial position, or cash flows; although, at the present time, management is not in a position to determine whether such proceeding will have a material adverse effect on our results of operations in any future quarterly reporting period.

16. Share-based Compensation

Susquehanna implemented an Equity Compensation Plan ("Compensation Plan") in 1996 under which Susquehanna may grant options to its employees and directors for up to 2,463 shares of common stock. Under the Compensation Plan, the exercise price of each nonqualified option equaled the market price of Susquehanna's stock on the date of grant, and an option's maximum term was ten years.

Options were granted upon approval of the Board of Directors and typically vested one-third at the end of years three, four, and five. The exercise prices associated with the options ranged from $13.00 per share to $25.47 per share. This Compensation Plan expired in 2006.

In May 2005, Susquehanna's shareholders approved the 2005 Equity Compensation Plan, as amended, ("the 2005 Plan") and approved an amendment and restatement of the plan in May 2009. Subject to adjustments in certain circumstances, the 2005 Plan authorized up to 3,500 share of common stock for issuance. Incentives under the 2005 Plan consist of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock options, restricted stock grants, restricted stock unit grants, and dividend equivalents on restricted stock units. The exercise price of any incentive granted under the 2005 Plan is the fair market value of Susquehanna's stock on the date that the incentive is granted. The exercise period for stock options may not exceed ten years, and the options typically vest one-third at the end of years three, four, and five. Restricted stock vests one-third at the end of years one, two, and three; while restricted stock units vest at the end of three years. The fair value of restricted stock and restricted stock units is the fair market value of Susquehanna's stock on the date that the incentives are granted. The fair value of option award is estimated on the date of grant using the Black-Scholes-Merton model.

For the twelve months ended December 31, 2012, 2011, and 2010, share-based compensation expense totaling $1,921, $3,139, and, $2,223, respectively, was included in salaries and employee benefits expense in the Consolidated Statements of Income. In addition, as of December 31, 2012, there was $2,839 of aggregate unrecognized compensation expense related to non-vested share-based compensation arrangements. That expense is expected to be recognized through 2017.

Stock Options

The following table presents the assumptions used to estimate the fair value of options granted in 2012, 2011, and 2010, and the resultant fair values. Expected volatilities are based upon the historical volatility of Susquehanna stock, using the monthly high stock price over the past ten years. The expected term is based upon historical exercise behavior of all employees and directors. The risk-free rate is based upon zero coupon treasury rates in effect on the grant date of the options.

	2012	2011	2010
Volatility	37.61%	37.09%	32.50%
Expected dividend yield	4.00%	4.00%	4.00%
Expected term (in years)	7.0	7.0	7.0
Risk-free rate	1.09%	2.96%	2.39%
Fair value	$ 2.40	$ 2.60	$ 1.85

Option Activity for the Years Ended December 31, 2012 and 2011

	Options	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	5,010	$13.03		
Replacement awards	566	8.02		
Granted	327	9.92		
Forfeited	(206)	18.03		
Expired	(168)	23.09		
Exercised	(602)	6.24		
Outstanding at December 31, 2012	4,927	$12.53	4.8	$10,365
Exercisable at December 31, 2012	4,142	$12.68	4.2	$ 9,796

	Options	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	2,321	$21.34		
Replacement awards	2,721	6.42		
Granted	253	9.75		
Forfeited	(82)	18.29		
Expired	(133)	17.25		
Exercised	(70)	5.69		
Outstanding at December 31, 2011	5,010	$13.03	5.0	$5,143
Exercisable at December 31, 2011	4,076	$12.40	4.6	$5,140

	2012	2011	2010
Intrinsic value of options exercised	$2,397	$398	$ 0

A summary of the status of Susquehanna's non-vested options at December 31, 2012 and changes during the years ended December 31, 2012 and 2011 is as follows:

	2012		2011	
	Shares	Weighted-average Grant-date Fair Value	Shares	Weighted-average Grant-date Fair Value
Nonvested at January 1,	934	$2.50	1,206	$2.84
Granted	327	2.40	248	2.60
Vested	(376)	2.87	(460)	3.47
Forfeited	(100)	2.27	(60)	2.34
Nonvested at December 31,	785	2.30	934	2.50

Restricted Stock and Restricted Stock Units

A summary of activity related to restricted stock and restricted stock units for the years ended December 31, 2012 and 2011 is as follows:

	2012		2011	
	Restricted Stock and Stock Units	Weighted-average Fair Value	Restricted Stock and Stock Units	Weighted-average Fair Value
Outstanding at January 1,	303	$9.53	327	$8.85
Granted	290	9.83	216	9.44
Forfeited	(23)	9.41	(6)	9.73
Vested	(223)	9.53	(234)	8.49
Outstanding at December 31,	347	$9.79	303	$9.53

17. Benefit Plans

Pension Plan and Other Postretirement Benefits

Susquehanna maintains a single non-contributory defined benefit pension plan. The plan provides defined benefits based on years of service and final average salary. Effective June 30, 2009, certain benefits under the plan were frozen, as follows:

- Employees who were hired before January 1, 2009 and who were age fifty or over or who had at least fifteen years of vesting service as of December 31, 2009, continued to participate in the plan after June 30, 2009 with no changes to the features of the plan.
- Employees who were hired before January 1, 2009 and who were not age fifty and who did not have fifteen years of vesting service were frozen from accruing future pay-based credits to their accounts within the plan after June 30, 2009. These employees continue to receive interest each year at a guaranteed minimum of 5.0%. Employees in this group also receive an automatic non-discretionary contribution to the Susquehanna 401(k) plan equal to 2.0% of eligible compensation.
- Employees who were hired on or after January 1, 2009 are not eligible to participate in the plan. However, eligible employees receive an automatic non-discretionary contribution to the Susquehanna 401(k) plan equal to 2.0% of eligible compensation. The automatic contribution to the 401(k) plan begins once these employees individually meet the eligibility requirements of the plan.

Susquehanna also maintains a supplemental executive retirement plan ("SERP") for selected participants. This plan provides for benefits lost under the defined benefit pension plan due to provisions in the Internal Revenue Code that limit the compensation and benefits under a qualified retirement plan. In addition, Susquehanna offers life insurance and certain medical benefits to its retirees.

Obligations and Funded Status

At December 31	Pension Benefits		SERP		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Change in Benefit Obligation						
Benefit obligation at beginning of year	$151,676	$127,124	$ 6,423	$ 5,450	$ 18,159	$ 14,429
Service cost	4,698	4,222	1,129	98	1,182	744
Interest cost	7,065	6,930	366	295	831	689
Plan participants' contributions	0	0	0	0	380	341
Actuarial (gain) loss	12,326	17,668	931	694	2,101	2,168
Change in plan provisions	0	0	1,128	84	0	453
Benefits paid	(4,495)	(4,268)	(214)	(198)	(645)	(665)
Benefit obligation at end of year	171,270	151,676	9,763	6,423	22,008	18,159
Change in Plan Assets						
Fair value of plan assets at beginning of year	137,361	125,671	0	0	0	0
Actual return on plan assets	13,533	15,962	0	0	0	0
Employer contributions (1)	0	0	214	198	265	324
Expenses	(1)	(4)	0	0	0	0
Plan participants' contributions	0	0	0	0	380	341
Benefits paid	(4,495)	(4,268)	(214)	(198)	(645)	(665)
Fair value of plan assets at end of year	146,398	137,361	0	0	0	0
Funded Status at End of Year	$(24,872)	$(14,315)	$(9,763)	$(6,423)	$(22,008)	$(18,159)

(1) Cash contributions made to providers, insurers, trusts, or participants for payment of claims.

Amounts recognized on the consolidated balance sheets consist of the following:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Assets	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Liabilities	(24,872)	(14,315)	(9,763)	(6,423)	(22,009)	(18,159)
Net asset/(liability) recognized	$(24,872)	$(14,315)	$(9,763)	$(6,423)	$(22,009)	$(18,159)

Amounts recognized in accumulated other comprehensive income (net of taxes at 35%) consist of the following:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Net actuarial loss	$33,233	$29,877	$1,759	$1,375	$3,000	$1,770
Transition obligation	0	0	0	0	5	79
Prior service cost	62	78	686	119	369	443
	$33,295	$29,955	$2,445	$1,494	$3,374	$2,292

The accumulated benefit obligation for the defined benefit pension plan was $165,376 and $145,740 at December 31, 2012 and 2011, respectively. The accumulated benefit obligation for the SERP was $7,602 and $5,222 at December 31, 2012 and 2011, respectively.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Net Periodic Benefit Cost

	Pension Benefits		SERP		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Service cost	$ 4,699	$ 4,222	$1,129	$ 98	$1,182	$ 744
Interest cost	7,065	6,930	366	295	830	689
Expected return on plan assets	(9,055)	(9,271)	0	0	0	0
Amortization of prior service cost	25	25	256	117	114	77
Amortization of transition obligation	0	0	0	0	113	113
Amortization of net actuarial (gain) or loss	2,684	2,155	97	123	88	0
Special termination benefits	0	0	0	84	0	0
Net periodic postretirement benefit cost	$ 5,418	$ 4,061	$1,848	$717	$2,327	$1,623

Other Changes in Plan Assets and Benefit Obligations

	Pension Benefits		SERP		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Net actuarial loss (gain) for the period	$ 7,847	$10,982	$ 931	$ 694	$2,145	$2,168
Amortization of net (loss) gain	(2,684)	(2,155)	(97)	(123)	0	0
Amortization of prior service cost	(25)	(25)	(256)	(117)	(88)	(77)
Recognition of prior service cost	0	0	1,128	0	(114)	453
Amortization of transition obligation	0	0	0	0	(113)	(113)
Total recognized in other comprehensive income	5,138	8,802	1,706	454	1,830	2,431
Total recognized in net periodic benefit cost and other comprehensive income	$10,556	$ 6,240	$3,554	$ 528	$4,157	$1,497

Expected Amortizations

The estimated net loss, prior service cost, and transition obligation (asset) for the plans that are expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is as follows:

	Pension Benefits	SERP	Other Post-retirement Benefits
Expected amortization of net loss	$3,028	$227	$168
Expected amortization of prior service cost	25	218	114
Expected amortization of transition obligation	0	0	8

Additional Information

The weighted-average assumptions used in the actuarial computation of the plans' benefit obligations were as follows:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Discount rate	4.25%	4.75%	4.25%	4.75%	4.00%	4.50%
Rate of compensation increase	3.00%	3.00%	4.00%	4.00%	3.00%	3.00%
Assumed health care trend rates:						
Health care cost trend rate assumed for next year (1)					9.00% /7.75%	9.00%
Ultimate health care trend rate					5.00%	5.00%
Year that ultimate trend rate is attained					2016	2016

(1) Initial trend is 9.00% for pre-65 benefits and 7.75% for post-65 benefits.

The weighted-average assumptions used in the actuarial computation of the plans' net periodic cost were as follows:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Discount rate	4.75%	5.50%	4.75%	5.50%	4.50%	5.25%
Expected return on plan assets	6.70%	7.50%	N/A	N/A	N/A	N/A
Rate of compensation increase	3.00%	3.00%	4.00%	3.00%	3.00%	3.00%
Assumed health care trend rates:						
Health care cost trend rate assumed for current year					9.00%	10.00%
Ultimate health care trend rate					5.00%	5.00%
Year that ultimate trend rate is attained					2022	2016

The impact of one-percentage point change in assumed health care cost trend rates is as follows:

	Increase	Decrease
Effect on service cost plus interest cost components of net periodic postretirement benefit cost	$ 95	$ (80)
Effect on accumulated benefit obligation as of December 31, 2012	851	(729)

Other accounting items that are required to be disclosed are as follows:

	Pension Benefits		SERP		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Alternative amortization methods used:						
Prior service cost	Straight line	Straight line	Straight line	Straight line	Straight line	Straight line
Unrecognized net actuarial loss	Straight line	Straight line	Straight line	Straight line	Straight line	Straight line
Average future service (in years)	11.23	11.73	7.63	6.55	N/A	N/A
Average future service to assumed retirement age (in years)	N/A	N/A	N/A	N/A	8.99	7.64
Average future service to full benefit eligibility age (in years)	N/A	N/A	N/A	N/A	14.36	11.86
Measurement date used	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011

The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the defined pension benefit plan's target asset allocation. The expected return on equities was computed using a valuation methodology which projected future returns based on current equity valuations while looking at historical returns, as well. Due to active management of the plan's assets, the return on the equity investment of the plan historically has exceeded general market returns. Management estimated the rate by which the plan's assets would perform to the market in the future by looking at historical performance and adjusting for changes in the asset allocations.

For the plan-year ending December 31, 2013, expected employer contributions to the pension plan, SERP, and other benefit plans are $0, $365, and $254, respectively, and expected employee contributions are $0, $0, and $367, respectively. The 2013 plan assumptions used to determine net periodic cost will be a discount rate of 4.25% and an expected long-term return on plan assets of 6.70%. The assumed discount rate was determined by matching Susquehanna's projected pension payments to high quality AA bonds of similar duration. The payment projections used a seventy-five year payout projection.

The investment objective of the pension plan is to maximize total return while limiting the volatility in funded status by emphasizing growth at a reasonable price and owning fixed-income assets that correlate to the calculation of liabilities under the Pension Protection Act of 2006.

The plan's equity portfolio consists primarily of large-cap stocks. Equity investments are diversified and sector-weighted. Industry growth prospects and economic sentiment are major considerations in the investment process, but risk reduction is achieved through diversification and active portfolio management. The plan does not hold Susquehanna common stock.

The pension plan's debt securities portfolio consists of bonds rated A or higher at the time of purchase. The current portfolio consists primarily of investment-grade bonds with a duration exceeding eleven years with additional holdings of U.S. Treasuries and agency securities, high-quality corporate, and money market investments. A credit analysis is conducted to ensure that the appropriate liquidity, industry diversification, safety, maximum yield, and minimum risk are achieved. Duration in excess of eleven years is sought for correlation with the determination of plan liabilities. While there is a concentration of assets in long-duration bonds, risk is mitigated by the high quality of the bonds and their correlation to the valuation of plan liabilities.

The target and actual allocations expressed as a percentage of the defined benefit pension plan's assets are as follows:

	Target	Actual	
For the year ended	**2013**	**2012**	**2011**
Equity securities	20-40%	31%	38%
Debt securities	60-80%	65%	60%
Temporary cash and other investments	0-10%	4%	2%
Total		100%	100%

Estimated aggregate future benefit payments for pension, SERP, and other benefits, which reflect expected future service, as appropriate, are as follows:

	Pension	SERP	Other Benefits
2013	$ 4,913	$ 365	$ 622
2014	5,330	487	723
2015	5,828	591	819
2016	6,327	598	882
2017	6,944	600	999
Years 2018-2022	45,896	3,668	5,900

Fair Value Measurement of Plan Assets

For information regarding Susquehanna's fair value methodology and hierarchy, refer to "Note 22. Fair Value Disclosures".

The following tables summarize the fair values of the plan's investments at December 31, 2012 and 2011.

Description	12/31/2012	Fair Value Measurements at Reporting Date		
		Level 1	Level 2	Level 3
Registered investment companies	$ 95,970	$ 95,970	$ 0	$ 0
U.S. Government agencies	10	0	10	0
Municipal bonds	591	0	591	0
Corporate bonds and notes	365	0	365	0
Common stocks	43,483	43,483	0	0
Dividends and interest receivable	99	0	0	99
Temporary cash and other investments	5,880	5,880	0	0
Total	$146,398	$145,333	$966	$99

Description	12/31/2011	Fair Value Measurements at Reporting Date		
		Level 1	Level 2	Level 3
Registered investment companies	$ 85,726	$ 85,726	$ 0	$ 0
U.S. Government agencies	619	0	619	0
Municipal bonds	610	0	610	0
Corporate bonds and notes	3,273	0	3,273	0
Common stocks	43,841	43,841	0	0
Dividends and interest receivable	185	0	0	185
Temporary cash and other investments	3,107	3,107	0	0
Total	$137,361	$132,674	$4,502	$185

401(k) Plan

Susquehanna maintains a 401(k) savings plan which allows employees to invest a percentage of their earnings, matched up to a certain amount specified by Susquehanna. In addition, in conjunction with the changes to Susquehanna's pension plan, certain employees are to receive non-discretionary contributions to their 401(k) accounts.

Susquehanna's match of employee contributions to the savings plan, which is included in salaries and benefits expense, totaled $5,903 in 2012, $4,785 in 2011, and $4,588 in 2010. Susquehanna's non-discretionary contribution to the savings plan was $1,798 for 2012, $1,567 in 2011, and $1,406 in 2010.

18. Earnings per Common Share ("EPS")

Basic earnings per common share

	For the Year Ended December 31,		
	2012	2011	2010
Net income (loss) applicable to common shareholders	$141,172	$ 54,905	$ 16,275
Average common shares outstanding	182,896	136,509	121,031
Basic earnings per common share	$ 0.77	$ 0.40	$ 0.13

Diluted earnings per common share

	For the Year Ended December 31,		
	2012	2011	2010
Net income (loss) available to common shareholders	$141,172	$ 54,905	$ 16,275
Average common shares outstanding	182,896	136,509	121,031
Dilutive potential common shares	682	367	38
Total diluted average common shares outstanding	183,578	136,876	121,069
Diluted earnings per common share	$ 0.77	$ 0.40	$ 0.13

For the years ended December 31, 2012, 2011, and 2010, options to purchase 1,611, 5,010, and 2,321 shares, respectively, were outstanding but were not included in the computation of diluted EPS because the options' common stock equivalents were antidilutive. For the years ended December 31, 2012, and 2011, warrants to purchase 3,028 shares, respectively, were outstanding but were not included in the computation of diluted EPS because the warrants' common stock equivalents were antidilutive.

19. Related Party Transactions

Certain directors and named executive officers of Susquehanna and its affiliates, including their immediate families and companies in which they are principal owners (more than 10%), were indebted to the bank subsidiary. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations and in compliance with applicable rules and regulations of the Securities and Exchange Commission. Susquehanna relies on the directors and named executive officers for the identification of their associates.

The activity of loans to such persons whose balances exceeded $120 is as follows:

	2012	2011	2010
Balance - January 1	$ 33,362	$ 45,595	$ 51,750
Additions	32,250	2,566	16,597
Deductions:			
Amounts collected	(30,047)	(13,665)	(22,751)
Other changes (1)	33,481	(1,134)	(1)
Balance - December 31	$ 69,046	$ 33,362	$ 45,595

(1) includes $35,568 acquired in Tower Bancorp, Inc. transaction

20. Securitizations and Variable Interest Entities ("VIEs")

In 2005 and 2006, Susquehanna entered into term securitization transactions in which it sold portfolios of home equity loans to securitization trusts. Both of the securitization trusts are VIEs, and Susquehanna is the primary beneficiary of the VIEs. The VIEs were consolidated, and upon consolidation, Susquehanna removed retained interests of $23,705 and recorded interest-bearing deposits of $7,537, aggregate loans balances of $248,333, and long term-debt of $239,936 on January 1, 2010. In addition, on January 1, 2010, Susquehanna recognized a cumulative-effect adjustment that reduced retained earnings by $5,805 and an adjustment that reduced accumulated other comprehensive income by $6,922. Susquehanna entered into these securitization transactions primarily to achieve low-cost funding for the growth of its loan and lease portfolios and to manage capital. The investors and the VIEs have no recourse to Susquehanna for failure of debtors to pay when due.

2006 Transaction

In September 2006, Susquehanna securitized $349,403 of fixed-rate home mortgage loans and variable-rate line of credit loans. Susquehanna retained the right to service the loans.

Approximately 70.5% of the variable-rate loans that were securitized included a feature that permits the borrower to convert all or a portion of the loan from a variable interest rate to a fixed interest rate. If the total principal balance of the converted loans is greater than 10% of the total outstanding balance of the portfolio, Susquehanna is required to transfer the excess converted loans from the portfolio. Based upon Susquehanna's experience with this product, Susquehanna has concluded that the event requiring the transfer of converted loans of the VIE would be remote.

2005 Transaction

In December 2005, Susquehanna securitized $239,766 of home equity line of credit loans. Susquehanna retained the right to service the loans.

Approximately 35.4% of the loans that were securitized included a feature that permits the borrower to convert all or a portion of the loan from a variable interest rate to a fixed interest rate. If the total principal balance of the converted loans is greater than 10% of the total outstanding balance of the portfolio, Susquehanna is required to transfer the excess converted loans from the portfolio. Based upon Susquehanna's experience with this product, Susquehanna has concluded that the event requiring the transfer of converted loans of the VIE would be remote.

The following table presents quantitative information about delinquencies, net credit losses, and components of loan and lease sales serviced by Susquehanna, including securitization transactions.

	As of December 31,				For the Year Ended December 31,	
	Recorded Investment		Risk Assets (1)		Net Credit Losses (Recoveries)	
	2012	2011	2012	2011	2012	2011
Loans and leases held in portfolio	$12,728,082	$10,257,161	$129,441	$203,475	$68,080	$113,734
Home equity loans held by VIEs	166,659	190,769	2,780	4,108	1,022	999
Leases serviced for others	0	11	0	9	(5)	4
Total loans and leases serviced	$12,894,741	$10,447,941	$132,221	$207,592	$69,097	$114,737

(1) Includes nonaccrual loans and leases, foreclosed real estate, and loans and leases past due 90 days and still accruing.

Certain cash flows received from or conveyed to the VIEs associated with the securitizations are as follows:

Home Equity Loans

	Year Ended December 31,		
	2012	2011	2010
Additional draws conveyed	$25,711	$29,903	$33,499
Servicing fees received	806	903	1,009
Other cash flows received	4,446	4,574	5,935

21. Derivative Financial Instruments

Risk Management Objective of Using Derivatives

Susquehanna is exposed to certain risks arising from both its business operations and economic conditions. Susquehanna manages economic risk exposures, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities and through the use of derivative financial instruments. Susquehanna enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are impacted by changes in interest rates. Susquehanna's derivative financial instruments are used to manage differences in the amount, timing, and duration of its known or expected cash payments principally those related to certain variable-rate liabilities. Susquehanna also has derivatives that are a result of a service it provides to certain qualifying customers. Susquehanna manages a matched book with respect to its derivative instruments offered as a part of this service to its customers in order to minimize its interest rate risk resulting from such transactions. All derivatives are recorded at fair value.

Derivatives may expose Susquehanna to market, credit or liquidity risks in excess of the amounts recorded on the consolidated balance sheets. Market risk of a derivative is the exposure created by potential fluctuations in interest rates and other factors and is a function of the type of derivative, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

All freestanding derivatives are recorded on the balance sheet at fair value.

Cash Flow Hedges of Interest Rate Risk

Susquehanna uses interest rate derivatives to manage its exposure to interest rate movements and add stability to interest income and expense. Susquehanna primarily uses interest rate swaps as part of its interest rate risk management strategy. For example, Susquehanna may issue variable rate debt and then enter into a receive-variable pay-fixed-rate interest rate swap with the same payment timing and notional amount to convert the interest payments to a net fixed-rate basis for all or a portion of the term of the long-term debt. As of December 31, 2012, Susquehanna had 14 interest rate swaps with an aggregate notional amount of $1,154,363 that were designated as cash flow hedges of interest-rate risk.

Susquehanna applies hedge accounting to certain interest rate derivatives entered into for risk management purposes. To qualify for hedge accounting, a derivative must be highly effective at reducing the risk associated with the exposure being hedged. In addition, key aspects of achieving hedge accounting are documentation of hedging strategy and hedge effectiveness at the hedge inception and substantiating hedge effectiveness on an ongoing basis. A derivative must be highly effective in accomplishing the hedge objective of offsetting either changes in the fair value or cash flows of the hedged item for the risk being hedged. Any ineffectiveness in the hedge relationship is recognized in current earnings. The assessment of effectiveness excludes changes in the value of the hedged item that are unrelated to the risks being hedged. The effective portion of changes in the fair value of derivatives designated in a hedge relationship and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged transaction affects earnings.

Amounts recorded in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on Susquehanna's variable-rate liabilities. During the next 12 months, Susquehanna estimates that $19,239 will be reclassified as an expense to net interest income.

Non-designated Derivatives

Derivatives not designated as hedges are used to manage Susquehanna's exposure to interest rate movements and other identified risks but do not meet the strict requirements of hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recognized directly in earnings.

Susquehanna does not seek to apply hedge accounting to all of the derivatives involved in Susquehanna's risk management activities, such as the interest rate derivatives entered into to offset the derivatives offered to qualifying borrowers. Susquehanna offers qualifying commercial banking customers derivatives to enable such customers to transfer, modify or reduce their interest rate risks. The credit risk associated with derivatives entered into with these customers is essentially the same as that involved in extending loans and is subject to our normal credit policies. Susquehanna obtains collateral based upon its assessment of the customers' credit quality. Susquehanna actively manages the market risks from its exposure to these derivatives by entering into offsetting derivative transactions, controls focused on pricing, and reporting of positions to senior managers to minimize its exposure resulting from such transactions.

At December 31, 2012, Susquehanna had 200 derivative transactions related to this program with an aggregate notional amount of $1,071,616. For the years ended December 31, 2012 and 2011, Susquehanna recognized net losses of $3,816 and $239, respectively, related to changes in fair value of the derivatives in this program.

Credit-risk-related Contingent Features

Susquehanna has agreements with certain of its derivative counterparties that contain the following provisions:

- if Susquehanna defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then Susquehanna could also be declared in default on its derivative obligations;
- if Susquehanna fails to maintain its status as a well/adequately capitalized institution, then the counterparty could terminate the derivative positions, and Susquehanna would be required to settle its obligations under the agreements;
- if Susquehanna fails to maintain a specified minimum leverage ratio, then Susquehanna could be declared in default on its derivative obligations;
- if Susquehanna's credit rating is reduced below investment grade, then a termination event will be deemed to have occurred and Susquehanna's counterparty would have the right, but not the obligation, to terminate all transactions under the agreement.

At December 31, 2012, the fair value of derivatives in a net liability position, which includes accrued interest and any credit valuation adjustments related to these agreements, was $53,558. At December 30, 2012, Susquehanna had minimum collateral posting thresholds with certain of its derivative counterparties and had posted cash collateral of $75,103. If Susquehanna had breached any of the above provisions at December 30, 2012, it would have been required to settle its obligations under the agreements at termination value and would have been required to pay any additional amounts due in excess of amounts previously posted as collateral with the respective counterparty.

Fair Value of Derivative Instruments

	Fair Values of Derivative Instruments December 31, 2012			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments				
Interest rate contracts	Other assets	$ 878	Other liabilities	$51,172
Derivatives not designated as hedging instruments				
Interest rate contracts	Other assets	25,037	Other liabilities	20,954
Total derivatives		$25,915		$72,126

	Fair Values of Derivative Instruments December 31, 2011			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments				
Interest rate contracts	Other assets	$ 3,693	Other liabilities	$52,028
Derivatives not designated as hedging instruments				
Interest rate contracts	Other assets	22,770	Other liabilities	21,133
Total derivatives		$26,463		$73,161

The Effect of Derivative Instruments on Comprehensive Income

Year Ended December 31, 2012

Derivatives in cash flow hedging relationships	Amount of Loss Recognized in OCI	Location of Loss Reclassified from Accumulated OCI into Income	Amount of Loss Reclassified from Accumulated OCI into Income	Location of Loss Recognized in Income (Ineffective Portion)	Amount of Loss Recognized in Income (Ineffective Portion)
Interest rate contracts:	$ (1,233)	Interest expense	$(17,624)	Other expense	$ 0

Derivatives not designated as hedging instruments	Location of Loss Recognized in Income on Derivatives	Amount of Loss Recognized in Income on Derivatives
Interest rate contracts:	Other income	$ (3,768)
	Other expense	(48)

Year Ended December 31, 2011

Derivatives in cash flow hedging relationships	Amount of Loss Recognized in OCI	Location of Loss Reclassified from Accumulated OCI into Income	Amount of Loss Reclassified from Accumulated OCI into Income	Location of Gain Recognized in Income (Ineffective Portion)	Amount of Gain Recognized in Income (Ineffective Portion)
Interest rate contracts:	$ (14,268)	Interest expense	$(16,880)	Other expense	$509

Derivatives not designated as hedging instruments	Location of Loss Recognized in Income on Derivatives	Amount of Loss Recognized in Income on Derivatives
Interest rate contracts:	Other income	$ (70)
	Other expense	(169)

22. Fair Value Disclosures

The accounting guidance for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and sets forth disclosure requirements regarding fair value measurements. This guidance applies whenever other accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or, in the absence of a principal market, in the most advantageous market for the asset or liability.

Susquehanna uses fair value measurements for the initial recording of certain assets and liabilities and periodic subsequent measurement of certain assets and liabilities on a recurring or non-recurring basis.

Fair Value Hierarchy

The accounting guidance for fair value measurements and disclosures establishes a three-level fair value hierarchy that prioritizes the inputs into the valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority, Level 1, to measurements based on quoted prices in active markets for identical assets or liabilities. The next highest priority, Level 2, is given to measurements based on observable inputs other than quoted prices in active markets for identical assets and liabilities. The lowest priority, Level 3, is given to measurements based on unobservable inputs. Assets and liabilities are classified in their entirety within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The accounting guidance requires the measurement of fair value to maximize the use of observable inputs and minimize the use of unobservable inputs. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect Susquehanna's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Valuation Processes and Controls over Fair Value Measurement

As part of Susquehanna's overall valuation process, management employs processes to evaluate and validate the methodologies, techniques and inputs, including review and approval of valuation judgments, methods, models, process controls, and results. These processes are designed to help ensure that the fair value measurements and disclosures are appropriate, consistently applied, and reliable.

Valuation Methodologies and Inputs

The following is a description of Susquehanna's valuation methodologies and more significant inputs for assets and liabilities measured at fair value. These methods may produce a fair value measurement that may not be indicative of future fair values. Furthermore, while Susquehanna believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Susquehanna uses a third-party pricing service and third-party financial advisory firms in determining the fair value of its securities. Certain fair value measurements are derived from market-based pricing matrices that were developed using observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. For certain other fair value measurements, when market observable data is not available due to the lack of an active market for a given security, the valuation of the security involves assistance of a third-party financial advisory firm and substantial judgment by management.

Specific valuation methodologies and inputs used in determining the fair value of each significant class of assets and liabilities follows:

Cash and due from banks and short-term investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities

U.S. Government agencies: These are debt securities issued by U.S. government-sponsored entities ("GSE"). These securities are valued using market-based pricing matrices that are based on observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. The investor base is broad, resulting in moderate trading volumes and are classified as Level 2 in the fair value hierarchy. These valuations are sensitive to interest rates. As interest rates increase (decrease), the fair value of the securities will generally decrease (increase).

Obligations of states and political subdivisions: These securities are valued using market-based pricing matrices that are based on observable inputs including the structure of the bond, including call terms, cross-collateralization features, and tax-exempt features, together with MSRB reported trades, issuer spreads, material event notices and benchmark yield curves, The investor base for most issues of municipal securities is fairly broad, resulting in moderate trading volumes and are classified as Level 2 in the fair value hierarchy. These valuations are sensitive to trends in the broader municipal securities market, which includes credit risk. As market concerns associated with credit risk increase (decrease), the fair value of the securities will generally decrease (increase).

Agency residential mortgage-backed securities: These securities are valued using market-based pricing matrices that are based on observable inputs, including benchmark TBA security pricing and yield curves that were estimated based on U.S. Treasury yields and certain floating rate indices. The pricing matrices for these securities may also give consideration to pool-specific data supplied directly by the GSE. GSE collateralized mortgage obligations ("CMOs") are valued using market-based pricing matrices that are based on observable inputs including offers, bids, reported trades, dealer quotes and market research reports, the characteristics of a specific tranche, market convention prepayment speeds and benchmark yield curves as described above. Because agency residential mortgage-backed securities are generally liquid and are valued using observable pricing in the market, they generally are classified as Level 2. As interest rates increase (decrease), the fair value of the securities will generally decrease (increase).

Non-agency mortgage-backed securities: Refer to the description in "Note 4-Investment Securities"

Commercial mortgage-backed securities: Commercial mortgage-backed securities are valued primarily based on the median prices from multiple pricing services. Some of the important valuation assumptions used by the pricing services include the collateral type, collateral performance, capital structure, issuer, credit enhancement, coupon, weighted average life, and interest rates, coupled with the observed spread levels on trades of similar securities. Many of these securities have significant prepayment lockout periods or penalty periods that limit the window of potential prepayment to a relatively narrow band. These securities are primarily classified as Level 2.

These valuations are sensitive to market changes, specifically changes in interest rates and credit spreads. As interest rates increase (decrease) and/or credit spreads widens (tightens), fair values will typically decrease (increase).

Other structured financial products: The significant unobservable inputs used in the fair value measurement of Susquehanna's other structured financial products are conditional repayment rate, loss severity, and conditional default rate. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and directionally opposite change in the assumption used for repayment rate. In addition, refer to the description in "Note 3-Investment Securities"

Other debt securities: These securities consist primarily of government and corporate bonds. These securities are valued using market-based pricing matrices that are based on observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. The investor base is broad, resulting in moderate trading volumes and are classified as Level 2 in the fair value hierarchy. These valuations are sensitive to interest rates. As interest rates increase (decrease), the fair value of the securities will generally decrease (increase).

Other equity securities: These securities include liquid, exchange-traded equity securities as well as thinly-traded bank stocks and trust preferred securities. The exchange-traded equities are classified in Level 1 because they are valued using quoted market prices. The thinly traded and trust preferred securities are classified in Level 2 or 3 based on the significance of market observable inputs to the overall measurement.

Restricted investments in bank stocks

Restricted investments in bank stocks consists of FRB stock, FHLB stock, and Atlantic Central Bankers Bank stock. Federal law requires a member institution of the FRB and FHLB to hold stock according to predetermined formulas. Atlantic Central Bankers Bank requires its correspondent banking institutions to hold stock as a condition of membership.

Loans and leases

The fair values for loans are estimated using discounted cash flow analyses, applying interest rates currently being offered for loans with similar terms and credit quality, which are indicative of orderly transactions in the current market. For commercial loans and leases, internal risk grades are used to adjust discount rates for risk migration and expected losses. For residential mortgage and other consumer loans, internal prepayment risk models are used to adjust contractual cash flows. Loans are aggregated into pools of similar terms and credit quality and discounted using benchmark-based rates. The carrying amounts of accrued interest receivable approximate fair values.

Deposits

The fair values of demand, interest-bearing demand, and savings deposits are the amounts payable on demand at the balance sheet date; recognition of the inherent funding value of these instruments is not permitted. The carrying value of variable-rate time deposits approximates fair value. The fair value of fixed-rate time deposits is based upon the discounted value of future cash flows expected to be paid at maturity, using the U.S. Treasury yield curve.

Short-term borrowings

For those short-term instruments, the carrying amount approximates fair value.

FHLB borrowings and long-term debt

Fair values were based upon quoted rates of similar instruments issued by banking institutions with similar credit ratings. The carrying amounts of accrued interest receivable approximate fair values.

Derivatives

The fair values of interest rate swaps are determined using models that use readily observable market inputs and a market standard methodology applied to the contractual terms of the derivatives, including the period to maturity and interest rate indices.

The methodology nets the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates derived from observable market interest rate curves. Susquehanna incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, Susquehanna has considered the impact of netting and any applicable credit enhancements, such as collateral postings and thresholds, mutual settlements, and guarantees.

Although Susquehanna has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives may use Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2012 and 2011, Susquehanna has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, Susquehanna has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The fair values of commitments to originate mortgage loans to be held for sale and their corresponding forward-sales agreements are estimated using the fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The valuation of fixed-rate loan commitments also considers the difference between current levels of interest rates and the committed rates. These respective fair value measurements would be categorized within Level 3 of the fair value hierarchy.

For additional information regarding derivatives, refer to "Note 21 – Derivative Financial Instruments" above.

Off-balance-sheet items

The fair values of unused commitments to lend and standby letters of credit are considered to be the same as their contractual amounts.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value at December 31, 2012 and 2011, on the consolidated balance sheets and by levels within the valuation hierarchy.

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available-for-sale securities:				
U.S. Government Agencies	$ 114,408	$ 0	$ 114,408	$ 0
Obligations of states and political subdivisions	435,777	0	435,777	0
Agency residential mortgage-backed securities	1,880,562	0	1,880,562	0
Non-agency residential mortgage-backed securities	27,450	0	650	26,800
Commercial mortgage-backed securities	40,380	0	40,380	0
Other structured financial products	9,550	0	0	9,550
Other debt securities	45,255	0	45,255	0
Other equity securities	24,519	21,266	97	3,156
Derivatives: (1)				
Designated as hedging instruments	878	0	878	0
Not designated as hedging instruments	25,037	0	25,037	0
Total	$2,603,816	$21,266	$2,543,044	$39,506
Liabilities				
Derivatives: (2)				
Designated as hedging instruments	$ 51,172	$ 0	$ 51,172	$ 0
Not designated as hedging instruments	20,954	0	20,954	0
Total	$ 72,126	$ 0	$ 72,126	$ 0

Description	December 31, 2011	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available-for-sale securities:				
U.S. Government Agencies	$ 148,485	$ 0	$ 148,485	$ 0
Obligations of states and political subdivisions	401,979	0	401,979	0
Agency residential mortgage-backed securities	1,531,405	0	1,531,405	0
Non-agency residential mortgage-backed securities	69,071	0	69,071	0
Commercial mortgage-backed securities	56,819	0	56,819	0
Other structured financial products	13,293	0	0	13,293
Other debt securities	51,135	0	51,135	0
Other equity securities	22,847	19,321	96	3,430
Derivatives: (1)				
Designated as hedging instruments	3,693	0	3,693	0
Not designated as hedging instruments	22,770	0	22,770	0
Total	$2,321,497	$19,321	$2,285,453	$16,723
Liabilities				
Derivatives: (2)				
Designated as hedging instruments	$ 52,028	$ 0	$ 52,028	$ 0
Not designated as hedging instruments	21,133	0	21,133	0
Total	$ 73,161	$ 0	$ 73,161	$ 0

(1) Included in Other assets

(2) Included in Other liabilities

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs

The following tables present roll-forwards of the balance sheet amounts for the years ended December 31, 2012 and 2011, for financial instruments classified by Susquehanna within Level 3 of the valuation hierarchy.

	Available-for-sale Securities			
	Equity Securities	Other Structured Financial Products	Non-agency Residential Mortgage-backed Securities	Total
Balance at January 1, 2011	$3,381	$12,503	$ 0	$ 15,884
Total gains or losses (realized/unrealized):				
Included in earnings:				
Other-than-temporary impairment (1)	(46)	0	0	0
Included in other comprehensive income (before taxes)	95	790	0	839
Sales	0	0	0	0
Transfers into Level III	0	0	0	0
Transfers out of Level III	0	0	0	0
Balance at December 31, 2011	$3,430	$13,293	$ 0	$ 16,723
Total gains or losses (realized/unrealized):				
Included in earnings:				
Other-than-temporary impairment (1)	(144)	0	2,995	2,851
Included in other comprehensive income (before taxes)	(352)	(3,743)	172	(3,923)
Sales	0	0	(18,782)	(18,782)
Transfer into Level III	222	0	42,415	42,637
Transfers out of Level III	0	0	0	0
Balance at December 31, 2012	$3,156	$ 9,550	$ 26,800	$ 39,506

(1) Included in noninterest income, net impairment losses recognized in earnings.

Susquehanna's policy is to recognize transfers in and transfers out of Levels 1, 2, and 3 as of the end of a reporting period.

Assets Measured at Fair Value on a Nonrecurring Basis

Impaired loans

Impaired collateral dependent loans and other loans where the carrying value is based on the fair value of the underlying collateral less selling costs, such as residential mortgage loans charged off in accordance with regulatory guidance, are measured at fair value on a nonrecurring basis. The fair value of the underlying collateral is incorporated into the estimate of the impairment of a loan. Most of Susquehanna's impaired collateral dependent loans are secured by real estate. The value of the real estate collateral is determined through appraisals performed by third-party, licensed appraisers. As part of Susquehanna's overall valuation process, management evaluates these third-party appraisals to ensure that they are representative of the exit prices in Susquehanna's principal markets. Susquehanna considers the appraisals used in its impairment analysis to be Level 3 inputs. When the value of the real estate, less estimated selling costs, is less than the principal balance of the loan, a specific reserve is established. Impaired loans are reviewed at least quarterly for additional impairment, and reserves are adjusted accordingly.

Foreclosed Assets

Other real estate property acquired through foreclosure is recorded at the lower of its carrying value or the fair value of the related real estate collateral at the transfer date, less estimated selling costs. The value of the real estate collateral is determined through appraisals performed by third party licensed appraisers. As part of Susquehanna's overall valuation process, management evaluates these third-party appraisals to ensure that they are representative of the exit prices in Susquehanna's principal markets. Susquehanna considers the appraisals used in its impairment analysis to be Level 3 inputs.

The following tables present assets measured at fair value on a nonrecurring basis at December 31, 2012 and 2011, on the consolidated balance sheets and by the valuation hierarchy.

Description	December 31, 2012	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$65,731	$0	$0	$65,731
Foreclosed assets	26,245	0	0	26,245
	$91,976	$0	$0	$91,976

Description	December 31, 2011	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 71,062	$0	$0	$ 71,062
Foreclosed assets	41,050	0	0	41,050
	$112,112	$0	$0	$112,112

The following table details the quantitative information about Level 3 fair value measurements.

Asset	Fair Value at December 31, 2012 (in thousands)	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Non-agency residential mortgage-backed securities	$26,800	Discounted cash flow	Conditional repayment rate	10.4%
			Loss severity	43.8%
			Conditional default rate	3.6%
Other structured financial products	9,550	Discounted cash flow	Credit default rates, call options and deferrals, waterfall structure, and covenants.	Varies by individual security, refer to Note 4
Other equity securities	3,156	Discounted cash flow	Timing of cash flows from dividends and terminal value	0.2x-1.5x (0.9x)
Impaired loans	65,731	Discounted cash flow	Timing of cash flows based upon current discount rates and terminal value	2.9%-5.6%(4.2%)
Foreclosed assets	26,245	Discounted cash flow	Third party appraisals less estimated selling costs	0.0%-100.0%(24.0%)

The significant unobservable inputs used in the fair value measurement of Susquehanna's other structured financial products are conditional repayment rate, loss severity, and conditional default rate. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and directionally opposite change in the assumption used for repayment rate.

Additional Disclosures about Fair Value of Financial Instruments

The following table represents the carrying amounts and estimated fair values of Susquehanna's financial instruments. The methods and assumptions used to estimate the fair value of each class of financial instruments are described above.

	December 31, 2012				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and due from banks	$ 277,042	$ 277,042	$277,042	$ 0	$ 0
Short-term investments	119,176	119,176	0	119,176	0
Investment securities	2,577,901	2,577,901	21,266	2,517,129	39,506
Restricted investment in bank stocks	152,434	152,434	0	152,434	0
Loans and leases	12,894,741	12,954,918	0	0	12,954,918
Derivatives	25,915	25,915	0	25,915	0
Financial liabilities:					
Deposits	12,580,046	12,544,069	0	12,544,069	0
Short-term borrowings	817,577	817,577	0	817,577	0
FHLB borrowings	1,199,062	1,200,358	0	1,200,358	0
Long-term debt	513,401	512,632	0	512,632	0
Derivatives	72,126	72,126	0	72,126	0

	December 31, 2011				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and due from banks	$ 276,384	$ 276,384	$276,384	$ 0	$ 0
Short-term investments	121,686	121,686	0	121,686	0
Investment securities	2,295,034	2,295,034	19,321	2,258,990	16,723
Restricted investment in bank stocks	128,073	128,073	0	128,073	0
Loans and leases	10,259,830	10,344,966	0	0	10,344,966
Derivatives	26,463	26,463	0	26,463	0
Financial liabilities:					
Deposits	10,290,472	9,953,598	0	9,953,598	0
Short-term borrowings	613,306	613,306	0	613,306	0
FHLB borrowings	971,020	971,257	0	971,257	0
Long-term debt	656,726	622,167	0	622,167	0
Derivatives	73,161	73,161	0	73,161	0

23. Regulatory Requirements and Other Restrictions

Susquehanna is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Susquehanna's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Susquehanna must meet specific capital guidelines that involve quantitative measures of Susquehanna's assets, liabilities, and certain off-balance-sheet items calculated pursuant to regulatory directives. Susquehanna's capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk weightings and other factors. Susquehanna is in full compliance with these requirements. At December 31, 2012 and 2011, Susquehanna and its wholly-owned subsidiary bank were classified as "well-capitalized".

Quantitative measures established by regulation to ensure capital adequacy require Susquehanna to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average tangible assets (leverage ratio).

The following table presents summary information regarding Susquehanna and its wholly-owned subsidiary bank as of December 31, 2012 and 2011.

	December 31, 2012				December 31, 2011			
	Actual Capital		Capital Requirements		Actual Capital		Capital Requirements	
	Ratio	Amount	Minimum	Well Capitalized	Ratio	Amount	Minimum	Well Capitalized
Tier I Capital								
Consolidated	11.1%	$1,502,722	$ 542,575	$ 813,863	13.7%	$1,528,793	$447,967	$ 671,950
Bank	11.3	1,534,456	545,015	817,522	12.7	1,428,337	448,999	673,499
Total Capital								
Consolidated	12.6	1,712,691	1,085,150	1,356,438	15.4	1,725,428	895,933	1,119,917
Bank	12.7	1,727,371	1,090,029	1,362,536	14.2	1,594,583	897,998	1,122,498
Leverage Capital								
Consolidated	9.0	1,502,722	669,252	836,565	10.7	1,528,793	569,785	712,231
Bank	9.2	1,534,456	501,577	835,961	10.0	1,428,337	426,826	711,377

Susquehanna is limited by regulatory provisions in the amount it can receive in dividends from its banking subsidiary. Accordingly, at December 31, 2012, $96,737 was available for dividend distribution to Susquehanna in 2013 from its banking subsidiary.

Susquehanna Bank is required to maintain reserves against certain deposit liabilities which may be satisfied with vault cash and balances on deposit with the Federal Reserve Bank of Philadelphia. During the reserve maintenance periods that included December 31, 2012 and 2011, cash and due from banks included a daily average balance of $128,540 and $81,212, respectively, for such purpose.

Under current Federal Reserve regulations, Susquehanna Bank is limited in the amount it may lend to the parent company and its nonbank subsidiaries. Loans to a single affiliate may not exceed 10%, and loans to all affiliates may not exceed 20% of the bank's capital stock, surplus, and undivided profits, plus the allowance for loan and lease losses. Loans from Susquehanna Bank to nonbank affiliates, including the parent company, are also required to be collateralized according to regulatory guidelines. At December 31, 2012, there were no loans from the bank to any nonbank affiliate, including the parent company.

Valley Forge Asset Management Corp. is required to maintain minimum net worth capital and is governed by the FINRA and the SEC. As of December 31, 2012, this subsidiary met its minimum regulatory capital requirement.

24. Condensed Financial Statements of Parent Company

Balance Sheets

	December 31, 2012	December 31, 2011
Assets		
Cash in subsidiary banks	$ 285	$ 97
Investments in and receivables from consolidated subsidiaries	2,996,307	2,678,620
Other investment securities	6,181	6,176
Premises and equipment, net	3,837	3,803
Other assets	90,333	63,733
Total assets	$3,096,943	$2,752,429
Liabilities and Shareholders' Equity		
Long-term debt	$ 225,000	$ 150,000
Junior subordinated debentures	154,927	323,317
Other liabilities	121,107	89,484
Total liabilities	501,034	562,801
Shareholders' equity	2,595,909	2,189,628
Total liabilities and shareholders' equity	$3,096,943	$2,752,429

Statements of Income

	Years Ended December 31, 2012	2011	2010
Income:			
Dividends from bank subsidiary	$185,500	$ 0	$ 0
Dividends from nonbank subsidiaries	3,025	4,700	7,000
Gains (losses) on sales of investment securities	0	(39)	(32)
Interest and management fees from bank subsidiary	83,009	69,568	69,062
Interest and management fees from nonbank subsidiaries	5,742	2,162	3,940
Other	2,730	1,080	3,360
Total income	280,006	77,471	83,330
Expenses:			
Interest	25,358	31,881	32,533
Other	121,073	95,906	77,995
Total expenses	146,431	127,787	110,528
Income before taxes and equity in undistributed income of subsidiaries	133,575	(50,316)	(27,198)
Income tax (benefit) provision	(2,154)	(5,320)	(3,376)
Equity in undistributed net income of subsidiaries	5,443	99,901	55,669
Net Income	141,172	54,905	31,847
Preferred stock dividends and accretion	0	0	15,572
Net Income Applicable to Common Shareholders	$141,172	$ 54,905	$ 16,275

Statements of Cash Flow

	Years Ended December 31,		
	2012	2011	2010
Cash Flows from Operating Activities:			
Net income	$ 141,172	$ 54,905	$ 31,847
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	2,168	3,758	2,465
Realized loss on sale of available-for-sale securities	0	39	32
Equity in undistributed net income of subsidiaries	(5,443)	(99,901)	(55,669)
Other, net	14,956	6,738	3,062
Net cash provided by operating activities	152,853	(34,461)	(18,263)
Cash Flows from Investing Activities:			
Purchase of investment securities	0	(1,500)	(1,500)
Proceeds from the sale/maturities of investment securities	0	1,461	1,468
Capital expenditures	(5,162)	(1,400)	(2,559)
Net investment in subsidiaries	60,364	48,873	(42,962)
Acquisitions	(45,005)	(4)	0
Net cash provided by (used in) investing activities	10,197	47,430	(45,553)
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	6,181	4,368	330,721
Redemption of preferred stock	0	0	(300,000)
Redemption of warrant	0	(5,269)	0
Proceeds from issuance of long-term debt	149,025	0	47,749
Repayment of long-term debt	(266,088)	0	0
Purchase of treasury stock	(587)	(860)	0
Dividends paid	(51,393)	(11,212)	(14,604)
Net cash provided by (used in) financing activities	(162,862)	(12,973)	63,866
Net decrease in cash and cash equivalents	188	(4)	50
Cash and cash equivalents at January 1,	97	101	51
Cash and cash equivalents at December 31,	$ 285	$ 97	$ 101

25. Summary of Quarterly Financial Data (Unaudited)

	2012			
Quarter Ended	March 31	June 30	September 30	December 31
Interest income	$165,936	$183,859	$181,069	$179,766
Interest expense	31,814	31,189	31,927	24,462
Net interest income	134,122	152,670	149,142	155,304
Provision for loan and lease losses	19,000	16,000	16,000	13,000
Net interest income after provision for loan and lease losses	115,122	136,670	133,142	142,304
Noninterest income	39,515	39,811	43,661	43,772
Noninterest expense	120,355	121,475	122,910	125,277
Income before income taxes	34,282	55,006	53,893	60,799
Provision for income taxes	10,809	17,213	17,161	17,625
Net income	$ 23,473	$ 37,793	$ 36,732	$ 43,174
Earnings per common share:				
Basic	$ 0.14	$ 0.20	$ 0.20	$ 0.23
Diluted	$ 0.14	$ 0.20	$ 0.20	$ 0.23

Quarter Ended	2011			
	March 31	June 30	September 30	December 31
Interest income	$147,481	$147,278	$147,208	$152,801
Interest expense	42,458	41,192	40,369	37,600
Net interest income	105,023	106,086	106,839	115,201
Provision for loan and lease losses	35,000	28,000	25,000	22,000
Net interest income after provision for loan and lease losses	70,023	78,086	81,839	93,201
Noninterest income	37,467	37,054	36,800	71,347
Noninterest expense	95,883	101,157	100,745	162,395
Income before income taxes	11,607	13,983	17,894	2,153
Provision for income taxes	1,846	2,928	2,934	(16,976)
Net income	$ 9,761	$ 11,055	$ 14,960	$ 19,129
Earnings per common share:				
Basic	$ 0.08	$ 0.09	$ 0.12	$ 0.12
Diluted	$ 0.08	$ 0.09	$ 0.12	$ 0.12

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS and REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Susquehanna Bancshares, Inc. (the "Company") is responsible for the preparation of the Company's consolidated financial statements and related information as they appear in this report. Management believes that the consolidated financial statements of Susquehanna Bancshares, Inc. fairly reflect the form and substance of transactions and that the financial statements present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm of PricewaterhouseCoopers LLP audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors of the Company has an Audit Committee composed of four non-management Directors. The Committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing, corporate governance and financial reporting matters.

Management of Susquehanna Bancshares, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2012. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Susquehanna Bancshares, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Susquehanna Bancshares, Inc. and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

McLean, Virginia
February 26, 2013

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, Suite 900, McLean, VA 22102
T: (703)918 3000, F: (703)918 3100, www.pwc.com/us

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There has been no change in our principal accountants in over two years. There have been no disagreements with such principal accountants on any matters of accounting principles, practices, financial statement disclosure, auditing scope, or procedures.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. We have established disclosure controls and procedures to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the design and operating effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms. Management's Responsibility for Financial Statements and Report on Internal Control over Financial Reporting are included in Part II, Item 8, "Financial Statements and Supplementary Data," and are incorporated by reference herein.

Changes in Internal Controls. There were no significant changes in our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses in internal controls that would require corrective action.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain portions of the information required by this Item will be included in the Proxy Statement for the 2013 annual meeting in the Election of Directors section, the Corporate Governance section, the Director Compensation section, the Executive Officer Compensation section, and the Compliance with Section 16(a) of the Exchange Act section, each of which sections is incorporated herein by reference. The information concerning our executive officers required by this Item is provided under the caption "Executive Officers" in Item 1, Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item will be included in the Proxy Statement for the 2013 annual meeting in the Director Compensation section and the Executive Officer Compensation section, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item will be included in the Proxy Statement for the 2013 annual meeting in the Security Ownership of Certain Beneficial Owners and Holdings of Susquehanna's Management section and the Executive Officer Compensation — Equity Compensation Plan Information section, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in the Proxy Statement for the 2013 annual meeting in the Certain Relationships and Related Person Transactions section and the Corporate Governance — Board Independence section, each of which sections is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be included in the Proxy Statement for the 2013 annual meeting in the Annual Audit Information — Fees Billed by Independent Registered Public Accounting Firm to Susquehanna section, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements. See Item 7 of this report for the consolidated financial statements of Susquehanna and its subsidiaries (including the index to financial statements).

Financial Statement Schedules. Not Applicable.

Exhibits 2.1-99.2. A list of the Exhibits to this Form 10-K is set forth in (b) below.

(b) Exhibits.

(3) 3.1 Amended and Restated Articles of Incorporation, dated May 6, 2011, incorporated by reference to Exhibit 3.1 to Susquehanna's Quarterly Report on Form 10-Q, filed August 8, 2011.

3.1.a Statement with Respect to Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A of Susquehanna, incorporated by reference to Exhibit 3.1 to Susquehanna's Current Report on Form 8-K, filed December 12, 2008.

3.2 Amended and Restated Bylaws, dated February 27, 2008, as amended January 19, 2011 and February 24, 2011, incorporated by reference to Exhibit 3.1 to Susquehanna's Current Report on Form 8-K, filed March 2, 2011.

(4) Instruments defining the rights of security holders including indentures. The rights of the holders of Susquehanna's Common Stock and the rights of Susquehanna's note holders are contained in the following documents or instruments, which are incorporated herein by reference.

4.1 Indenture, dated as of November 4, 2002, by and between Susquehanna and JP Morgan Trust Company, National Association, relating to the 6.05% subordinated notes due 2012, incorporated by reference to Exhibit 4.1 to Susquehanna's Registration Statement on Form S-4, Registration No. 333-102265.

(10) Material Contracts.

10.1 Employment Agreement, as amended and restated effective December 28, 2012, between Susquehanna and William J. Reuter, attached hereto as Exhibit 10.1.*

10.2 Employment Agreement, as amended and restated effective December 28, 2012, between Susquehanna and Drew K. Hostetter, attached hereto as Exhibit 10.2.*

10.3 Employment Agreement, as amended and restated effective December 28, 2012, between Susquehanna and Gregory A. Duncan, attached hereto as Exhibit 10.3 .*

10.4 Employment Agreement, as amended and restated effective December 21, 2012, between Susquehanna and Michael M. Quick, attached hereto as Exhibit 10.4.*

10.5 Employment Agreement, dated June 20, 2011, between Susquehanna and Andrew Samuel, incorporated by reference to Exhibit 10.1 to Susquehanna's Current Report on Form 8-K, filed February 21, 2012.*

10.6 Recoupment Policy with Respect to Incentive Awards, incorporated by reference to Exhibit 10.22 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.*

10.7 Susquehanna's Executive Deferred Income Plan, effective January 1, 2009, incorporated by reference to Exhibit 10.21 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.*

10.8 Susquehanna's Supplemental Executive Retirement Plan as amended and restated effective January 1, 2012, incorporated by reference to Exhibit 10.1 to Susquehanna's Current Report on Form 8-K, filed August 27, 2012.*

10.9 Forms of The Insurance Trust for Susquehanna Bancshares Banks and Affiliates Split Dollar Agreement and Split Dollar Policy Endorsement, incorporated by reference to Exhibit 10(v) to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.*

10.10 Community Banks, Inc. Survivor Income Agreement, including Split Dollar Addendum to Community Banks, Inc. Survivor Income Agreement, incorporated by reference to Exhibit 10.18 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.*

10.11 Susquehanna's Key Employee Severance Pay Plan, amended and restated as of June 14, 2012, attached hereto as Exhibit 10.11.*

10.12 Susquehanna's Amended and Restated 2005 Equity Compensation Plan, as amended, incorporated by reference to Exhibit 10.1 to Susquehanna's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.*

10.13 Form of Restricted Stock Unit Grant Agreement for Susquehanna's senior executive officers, incorporated by reference to Exhibit 10.29 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.*

10.14 Form of Amended and Restated 2005 Equity Compensation Plan Amended and Restated Restricted Stock Agreement for Susquehanna's executive officers, incorporated by reference to Exhibit 10.30 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.*

10.15 Form of Amended and Restated 2005 Equity Compensation Plan Restricted Stock Agreement for Susquehanna's executives, incorporated by reference to Exhibit 10.31 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.*

10.16 Form of Amended and Restated 2005 Equity Compensation Plan Restricted Stock Agreement for Susquehanna's directors, incorporated by reference to Exhibit 10.32 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.*

10.17 Form of Amended and Restated 2005 Equity Compensation Plan Nonqualified Stock Option Agreement, incorporated by reference to Exhibit 10.33 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.*

10.18 Susquehanna's Equity Compensation Plan, incorporated by reference to Exhibit 10.17 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.*

10.19 Susquehanna's Long Term Incentive Plan, incorporated by reference to Exhibit 10.1 to Susquehanna's Current Report on Form 8-K, filed March 2, 2011.*

10.20 Form of Susquehanna's Long Term Incentive Plan Restricted Stock Unit Grant Agreement, incorporated by reference to Exhibit 10.2 to Susquehanna's Current Report on Form 8-K, filed March 2, 2011.*

10.21 Form of Susquehanna's Long Term Incentive Plan Nonqualified Stock Option Grant Agreement, incorporated by reference to Exhibit 10.3 to Susquehanna's Current Report on Form 8-K, filed March 2, 2011.*

10.22 Susquehanna's Short Term Incentive Plan, incorporated by reference to Exhibit 10.3 to Susquehanna's Current Report on Form 8-K, filed August 3, 2012.*

10.23 Restricted Stock Unit Award Agreement for awards granted to Messrs. Reuter, Hostetter, Duncan, and Quick, incorporated by reference to Exhibit 10.1 to Susquehanna's Current Report on Form 8-K, filed June 22, 2012.*

10.24 Community Banks, Inc. 1998 Long-Term Incentive Plan, incorporated by reference to Exhibit 99.1 of Susquehanna's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (File No. 333-144397).*

10.25 Director Compensation Schedule, effective July 1, 2012, attached hereto as Exhibit 10.25.*

10.26 Community Banks, Inc. Directors Stock Option Plan, incorporated by reference to Exhibit 99.2 to Susquehanna's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (File No. 333-144397).*

10.27 The Farmers and Merchants National Bank of Hagerstown Executive Supplemental Income Plan, dated March 6, 1984, incorporated by reference to Exhibit 10.28 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.*

10.28 A copy of Susquehanna's Excessive and Luxury Expenditure Policy, available at *www.susquehanna.net.* Click on "Investor Relations", then "Governance Documents," then "Excessive and Luxury Expenditure Policy."*

10.29 2010 Amended and Restated Servicing Agreement between and among Auto Lenders Liquidation Center, Inc., Boston Service Company, Inc., d/b/a Hann Financial Service Corp., Susquehanna Auto Lease Exchange, LLC and SALE NYC, LLC, dated December 22, 2010, incorporated by reference to Exhibit 10.41 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. First Amendment to the 2010 Amended and Restated Servicing Agreement, dated December 21, 2011, incorporated by reference to Exhibit 10.48 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Second Amendment to the 2010 Amended and Restated Servicing Agreement, effective as of December 31, 2012, attached hereto as Exhibit 10.29.

10.30 Abington Bancorp, Inc. Amended and Restated 2005 Stock Option Plan, incorporated by reference to Exhibit 99.1 to Susquehanna's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4, filed October 13, 2011 (File No. 333-172626).*

10.31 Abington Bancorp, Inc. 2007 Stock Option Plan, incorporated by reference to Exhibit 99.2 to Susquehanna's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4, filed October 13, 2011 (File No. 333-172626).*

10.32 Form of Split Dollar Insurance Agreement between Abington Bank and each of Robert W. White, Thomas J. Wasekanes, Frank Kovalcheck, Jack J. Sandoski and Eric L. Golden, incorporated by reference to Exhibit 10.51 to Susquehanna's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.*

10.33 Tower Bancorp, Inc. Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 99.1 to Tower Bancorp, Inc.'s Registration Statement on Form S-8, filed November 20, 1997 (File No. 333-40661).*

10.34 Graystone Financial Corp. 2007 Stock Incentive Plan, incorporated by reference to Exhibit 10.3 to Tower Bancorp, Inc.'s Current Report on Form 8-K, filed March 31, 2009.*

10.35 American Home Bank, National Association 2001 Stock Option Incentive Plan, incorporated by reference to Exhibit 10.37 to First Chester County Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.*

10.36 First Chester County Corporation Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 10.36 to Tower Bancorp, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.*

(14) Code of Ethics

14.1 A copy of Susquehanna's Code of Ethics is available on Susquehanna's website at *www.susquehanna.net*. Click on "Investor Relations," then "Governance Documents," then "Code of Ethics of Susquehanna Bancshares, Inc."

(21) Subsidiaries of the registrant. Filed herewith.

(23) Consent of PricewaterhouseCoopers LLP. Filed herewith.

(31) Rule 13a-14(a)/15d-14(a) Certifications.

31.1 Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer. Filed herewith.

31.2 Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer. Filed herewith.

(32) Section 1350 Certifications. Filed herewith.

Additional Exhibits

101.INS XBRL Instance Document.

101.SCH XBRL Taxonomy Extension Schema Document.

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB XBRL Taxonomy Extension Label Linkbase Document.

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF XBRL Taxonomy Extension Definitions Linkbase Document.

* Management contract or compensation plan or arrangement required to be filed or incorporated as an exhibit.

❖ Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, copies of instruments defining the rights of holders of long-term debt are not filed. Susquehanna agrees to furnish a copy thereof to the Securities and Exchange Commission upon request.

(c) Financial Statement Schedule. None Required.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUSQUEHANNA BANCSHARES, INC.

By: /s/ WILLIAM J. REUTER

William J. Reuter, Chairman of the Board and Chief Executive Officer

Dated: February 22, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. REUTER **(William J. Reuter)**	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2013
/s/ DREW K. HOSTETTER **(Drew K. Hostetter)**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 22, 2013
/s/ ANTHONY J. AGNONE, SR. **(Anthony J. Agnone, Sr.)**	Director	February 22, 2013
/s/ WAYNE E. ALTER, JR. **(Wayne E. Alter, Jr.)**	Director	February 22, 2013
/s/ HENRY R. GIBBEL **(Henry R. Gibbel)**	Director	February 22, 2013
/s/ BRUCE A. HEPBURN **(Bruce A. Hepburn)**	Director	February 22, 2013
/s/ DONALD L. HOFFMAN **(Donald L. Hoffman)**	Director	February 22, 2013
/s/ SARA G. KIRKLAND **(Sara G. Kirkland)**	Director	February 22, 2013
/s/ JEFFREY F. LEHMAN. **(Jeffrey F. Lehman.)**	Director	February 22, 2013
/s/ MICHAEL A. MORELLO **(Michael A. Morello)**	Director	February 22, 2013

SECURITIES AND EXCHANGE COMMISSION

SUSQUEHANNA BANCSHARES, INC.
Form 10-K, December 31, 2012

[SIGNATURES CONTINUED]

/s/ SCOTT J. NEWKAM (Scott J. Newkam)	Director	February 22, 2013
/s/ ROBERT E. POOLE, JR. (Robert E. Poole, Jr.)	Director	February 22, 2013
/s/ ANDREW S. SAMUEL (Andrew S. Samuel)	Director	February 22, 2013
/s/ CHRISTINE SEARS (Christine Sears)	Director	February 22, 2013
/s/ JAMES A. ULSH (James A. Ulsh)	Director	February 22, 2013
/s/ ROBERT W. WHITE (Robert W. White)	Director	February 22, 2013
/s/ ROGER V. WIEST, SR. (Roger V. Wiest, Sr.)	Director	February 22, 2013



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Exhibit 23


pwc

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-92512, No. 333-18555, No. 333-85655, No. 333-61794, No. 333-116346, No. 333-125055, No. 333-133803, No. 333-144397, No. 333-165609, No. 333-174302, No. 333-172626 and No. 333-176367) and Form S-3 (No. 333-165349) of Susquehanna Bancshares, Inc. of our report dated February 26, 2013 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

McLean, Virginia
February 26, 2013

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, Suite 900, McLean, VA 22102
T: (703)918 3000, F: (703)918 3100, www.pwc.com/us

Exhibit 31.1

CERTIFICATIONS

I, William J. Reuter, certify that:

1. I have reviewed this annual report on Form 10-K of Susquehanna Bancshares, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ William J. Reuter

William J. Reuter
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS, continued

I, Drew K. Hostetter, certify that:

1. I have reviewed this annual report on Form 10-K of Susquehanna Bancshares, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ Drew K. Hostetter

Drew K. Hostetter
Executive Vice President and Chief Financial Officer

Exhibit 32

Certification by the Chief Executive Officer and Chief Financial Officer
Relating to a Periodic Report Containing Financial Statements

We, William J. Reuter, Chief Executive Officer, and Drew K. Hostetter, Chief Financial Officer, of Susquehanna Bancshares, Inc. (the "Company"), hereby certify that, based on our knowledge:

(1) The Company's periodic report containing financial statements on Form 10-K for the fiscal year ended December 31, 2012 (the "Form 10-K") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: As of February 26, 2013

CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
/s/ William J. Reuter	/s/ Drew K. Hostetter
William J. Reuter	Drew K. Hostetter

Susquehanna Bancshares, Inc., is a financial services holding company operating in multiple states and incorporated under the laws of Pennsylvania.

STOCK LISTING

The common stock of Susquehanna Bancshares, Inc., is listed on the Nasdaq Global Select Market under the symbol SUSQ. The number of shareholders of record of common stock on December 31, 2012, was 12,631.

INVESTOR RELATIONS

Carl D. Lundblad, Senior Vice President, Strategic Planning and Investor Relations, Susquehanna Bancshares, Inc., 26 North Cedar Street, P.O. Box 1000, Lititz, PA 17543, Phone: 717.625.6305, Fax: 717.625.0331, Email: ir@susquehanna.net, Website: www.susquehanna.net

ANNUAL MEETING

Susquehanna Learning and Resource Center, 3840 Hempland Road, Mountville, PA 17554, Friday, May 3, 2013, 10:00 a.m. Eastern Time.

AUDITORS

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261

REGISTRAR, STOCK TRANSFER & DIVIDEND DISBURSING AGENT

American Stock Transfer & Trust Company LLC, Shareholder Relations, 6201 15th Avenue, Brooklyn, NY 11219, Phone: 866.828.8176, Fax: 718.236.2641, Email: info@amstock.com, Website: www.amstock.com

DIVIDEND REINVESTMENT, PURCHASE OF SHARES

Susquehanna offers a dividend reinvestment and direct stock purchase and sale plan called Investors Choice. The plan, administered and sponsored by American Stock Transfer & Trust Company (AST), allows both current shareholders of record and interested first-time investors to purchase shares of Susquehanna's common stock and to reinvest cash dividends automatically. For additional information or enrollment forms, contact AST at 866.828.8176.

DIRECT DEPOSIT OF DIVIDENDS

Shareholders of record may elect to have dividends deposited electronically into a checking or savings account at their financial institution. For additional information or enrollment forms, contact AST, transfer agent for Susquehanna, at 866.828.8176.

ONLINE ACCESS FOR SHAREHOLDERS

Current shareholders of record have the ability to access their accounts online through American Stock Transfer & Trust Company via the "Shareholder Account Access" area at www.amstock.com. The site gives users the ability to make address changes, view certificate detail, change dividend disbursement, make optional cash purchases via Direct Debit, view and print a duplicate Form 1099-DIV for 2012, and other features.






TEAM
SUSQUEHANNA


Susquehanna



Susquehanna Bancshares, Inc.
26 North Cedar Street
PO Box 1000
Lititz, PA 17543
www.susquehanna.net
Phone: 717-626-4721
Fax: 717-626-1874
Nasdaq Global Select Market Symbol: SUSQ

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